Semiannual Report

December 31, 2014

Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Global Growth Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Science and Technology Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund



CONTENTS
Waddell & Reed Advisors Funds

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Waddell & Reed Advisors Funds prospectus, or summary prospectus, and current performance information, including current Lipper ranking information.

PRESIDENT'S LETTER
Waddell & Reed Advisors Funds DECEMBER 31, 2014 (UNAUDITED)



Henry J. Hermann, CFA

Dear Shareholder,

In the six months since our last report to you, the U.S. remained the bright spot across a global economy otherwise challenged by sluggish growth and rising geopolitical tensions.

The U.S. economy recorded gross domestic product (GDP) growth of nearly 4% in the third calendar quarter of 2014, and estimates are that growth was relatively strong in the fourth calendar quarter. U.S. stocks responded favorably to signs that the six-year economic expansion was self-sustaining. Broad market indexes surpassed previous record highs. Volatility remained, however, as concern continued around global economic growth, geopolitical developments and a dramatic fall in oil prices.

In the fixed income markets, yields on investment-grade securities remained at exceptionally low levels with the benchmark 10-year Treasury closing calendar 2014 yielding 2.17%.

Looking ahead, the behavior of the oil market will likely be one of the key stories for 2015. While low oil prices are good for the consumer and have the potential to boost economic growth, they also present challenges. For example, high-yield bonds were hit by concerns late in the year that low oil prices could boost defaults in the energy industry. Other areas of concern include the challenges facing the European economy and a slowdown in China's growth.

Overall, we expect the U.S. economy will continue to improve. We believe the U.S. is stronger than most of its global counterparts and that U.S. stocks appear to offer investors the best opportunity for positive returns. Corporate earnings are expected to rise, inflation to remain low and the jobs picture to continue to improve. All of this provides a positive backdrop for stocks. The Federal Reserve seems likely to take its time raising interest rates as it weighs the strength of improvement in the economy.

Economic Snapshot

	12/31/2014	6/30/2014
S&P 500 Index	2,058.90	1,960.23
MSCI EAFE Index	1,774.89	1,972.12
10-Year Treasury Yield	2.17%	2.53%
U.S. unemployment rate	5.60%	6.10%
30-year fixed mortgage rate	3.99%	4.30%
Oil price per barrel	$ 53.27	$ 105.37

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

As always, we will continue to closely monitor these and other economic developments in the months ahead.

Sincerely,

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Waddell & Reed Advisors Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended December 31, 2014.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A and Class C shares, if your Fund account balance is below $650 at the close of business on the Friday prior to the last week of September each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 7 to the Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-14	Ending Account Value 12-31-14	Expenses Paid During Period*	Beginning Account Value 6-30-14	Ending Account Value 12-31-14	Expenses Paid During Period*	
Accumulative Fund							
Class A	$1,000	$1,055.70	$ 5.55	$1,000	$1,019.84	$ 5.45	1.06%
Class B**	$1,000	$1,048.50	$11.88	$1,000	$1,013.64	$11.68	2.29%
Class C	$1,000	$1,049.20	$10.35	$1,000	$1,015.06	$10.18	2.01%
Class Y	$1,000	$1,055.90	$ 4.32	$1,000	$1,021.03	$ 4.24	0.83%
Asset Strategy Fund							
Class A	$1,000	$ 955.40	$ 5.38	$1,000	$1,019.72	$ 5.55	1.09%
Class B**	$1,000	$ 950.40	$10.24	$1,000	$1,014.69	$10.58	2.09%
Class C	$1,000	$ 951.50	$ 9.46	$1,000	$1,015.50	$ 9.78	1.93%
Class Y	$1,000	$ 956.30	$ 4.01	$1,000	$1,021.11	$ 4.14	0.82%
Continental Income Fund							
Class A	$1,000	$1,018.40	$ 5.75	$1,000	$1,019.47	$ 5.76	1.14%
Class B**	$1,000	$1,012.00	$11.17	$1,000	$1,014.08	$11.18	2.21%
Class C	$1,000	$1,013.80	$ 9.97	$1,000	$1,015.26	$ 9.98	1.97%
Class Y	$1,000	$1,018.90	$ 4.34	$1,000	$1,020.86	$ 4.34	0.86%

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-14	Ending Account Value 12-31-14	Expenses Paid During Period*	Beginning Account Value 6-30-14	Ending Account Value 12-31-14	Expenses Paid During Period*	
Core Investment Fund							
Class A	$1,000	$1,028.70	$ 5.17	$1,000	$1,020.11	$ 5.15	1.01%
Class B**	$1,000	$1,023.00	$11.03	$1,000	$1,014.32	$10.98	2.16%
Class C	$1,000	$1,024.40	$ 9.92	$1,000	$1,015.39	$ 9.88	1.95%
Class Y	$1,000	$1,029.60	$ 3.96	$1,000	$1,021.30	$ 3.94	0.78%
Dividend Opportunities Fund							
Class A	$1,000	$1,024.50	$ 6.28	$1,000	$1,019.00	$ 6.26	1.23%
Class B**	$1,000	$1,018.60	$11.81	$1,000	$1,013.48	$11.78	2.33%
Class C	$1,000	$1,020.50	$10.51	$1,000	$1,014.80	$10.48	2.07%
Class Y	$1,000	$1,026.20	$ 4.66	$1,000	$1,020.62	$ 4.65	0.91%
Energy Fund							
Class A	$1,000	$ 744.80	$ 6.72	$1,000	$1,017.47	$ 7.77	1.53%
Class B**	$1,000	$ 740.20	$12.09	$1,000	$1,011.27	$13.98	2.77%
Class C	$1,000	$ 742.20	$10.45	$1,000	$1,013.20	$12.08	2.38%
Class Y	$1,000	$ 746.80	$ 4.80	$1,000	$1,019.70	$ 5.55	1.09%
Global Growth Fund							
Class A	$1,000	$ 946.60	$ 6.72	$1,000	$1,018.26	$ 6.96	1.38%
Class B**	$1,000	$ 939.80	$13.77	$1,000	$1,011.00	$14.28	2.82%
Class C	$1,000	$ 941.20	$11.65	$1,000	$1,013.17	$12.08	2.39%
Class Y	$1,000	$ 947.80	$ 5.06	$1,000	$1,019.96	$ 5.25	1.04%
New Concepts Fund							
Class A	$1,000	$1,039.70	$ 6.83	$1,000	$1,018.46	$ 6.76	1.34%
Class B**	$1,000	$1,034.10	$12.71	$1,000	$1,012.71	$12.58	2.48%
Class C	$1,000	$1,034.80	$11.50	$1,000	$1,013.89	$11.38	2.25%
Class Y	$1,000	$1,041.30	$ 5.21	$1,000	$1,020.09	$ 5.15	1.01%
Science and Technology Fund							
Class A	$1,000	$ 976.50	$ 6.13	$1,000	$1,018.97	$ 6.26	1.24%
Class B**	$1,000	$ 971.30	$11.43	$1,000	$1,013.62	$11.68	2.30%
Class C	$1,000	$ 971.70	$10.94	$1,000	$1,014.16	$11.18	2.19%
Class Y	$1,000	$ 977.60	$ 4.94	$1,000	$1,020.25	$ 5.05	0.98%
Small Cap Fund							
Class A	$1,000	$1,014.90	$ 7.15	$1,000	$1,018.07	$ 7.16	1.42%
Class B**	$1,000	$1,009.90	$12.86	$1,000	$1,012.40	$12.88	2.54%
Class C	$1,000	$1,011.50	$11.36	$1,000	$1,013.90	$11.38	2.24%
Class Y	$1,000	$1,017.20	$ 5.24	$1,000	$1,019.98	$ 5.25	1.04%
Tax-Managed Equity Fund							
Class A	$1,000	$1,057.80	$ 5.56	$1,000	$1,019.84	$ 5.45	1.07%
Class B**	$1,000	$1,052.50	$10.57	$1,000	$1,014.92	$10.38	2.04%
Class C	$1,000	$1,052.60	$ 9.96	$1,000	$1,015.46	$ 9.77	1.93%

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 6-30-14	Ending Account Value 12-31-14	Expenses Paid During Period*	Beginning Account Value 6-30-14	Ending Account Value 12-31-14	Expenses Paid During Period*	
Value Fund							
Class A	$1,000	$1,041.90	$ 6.23	$1,000	$1,019.08	$ 6.16	1.22%
Class B**	$1,000	$1,035.40	$12.11	$1,000	$1,013.27	$11.98	2.37%
Class C	$1,000	$1,036.70	$10.59	$1,000	$1,014.77	$10.48	2.07%
Class Y	$1,000	$1,043.30	$ 4.60	$1,000	$1,020.70	$ 4.55	0.89%
Vanguard Fund							
Class A	$1,000	$1,067.30	$ 5.89	$1,000	$1,019.53	$ 5.76	1.13%
Class B**	$1,000	$1,060.60	$11.95	$1,000	$1,013.65	$11.68	2.29%
Class C	$1,000	$1,061.60	$10.82	$1,000	$1,014.74	$10.58	2.08%
Class Y	$1,000	$1,068.60	$ 4.45	$1,000	$1,020.91	$ 4.34	0.85%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 184 days in the six-month period ended December 31, 2014, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustrations are based on ongoing costs only and does not include any transactional costs, such as sales loads or exchange fees.

Accumulative Fund

Asset Allocation

Stocks	**96.8%**
Consumer Discretionary	29.8%
Health Care	19.1%
Information Technology	14.4%
Industrials	12.3%
Consumer Staples	9.7%
Financials	6.1%
Energy	4.8%
Materials	0.6%
Purchased Options	**0.0%**
Cash and Cash Equivalents	**3.2%**

Lipper Rankings

Category: Lipper Multi-Cap Core Funds	Rank	Percentile
1 Year	114/770	15
3 Year	366/685	54
5 Year	326/581	57
10 Year	154/377	41

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Kansas City Southern	Industrials	Railroads
Allergan, Inc.	Health Care	Pharmaceuticals
Limited Brands, Inc.	Consumer Discretionary	Apparel Retail
Canadian Pacific Railway Ltd.	Industrials	Railroads
Harley-Davidson, Inc.	Consumer Discretionary	Motorcycle Manufacturers
Microsoft Corp.	Information Technology	Systems Software
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Vail Resorts, Inc.	Consumer Discretionary	Leisure Facilities

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Accumulative Fund (in thousands) DECEMBER 31, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 2.8%		
DSW, Inc., Class A	100	$ 3,730
Limited Brands, Inc. (A)	400	34,620
		38,350
Auto Parts & Equipment – 0.3%		
BorgWarner, Inc.	80	4,396
Automobile Manufacturers – 1.7%		
Ford Motor Co.	1,550	24,025
Broadcasting – 2.3%		
CBS Corp., Class B	300	16,602
Discovery Communications, Inc. (B)	190	6,407
Discovery Holding Co., Class A (B)	240	8,268
		31,277
Cable & Satellite – 3.9%		
Comcast Corp., Class A	440	25,524
Time Warner Cable, Inc.	180	27,371
		52,895
Casinos & Gaming – 0.7%		
Las Vegas Sands, Inc.	170	9,887
Consumer Electronics – 1.5%		
Harman International Industries, Inc. (A)	190	20,275
Footwear – 0.8%		
NIKE, Inc., Class B (A)	115	11,057
Home Improvement Retail – 1.6%		
Home Depot, Inc. (The)	215	22,568
Hotels, Resorts & Cruise Lines – 2.7%		
Hilton Worldwide Holdings, Inc. (B)	565	14,741
Starwood Hotels & Resorts Worldwide, Inc.	270	21,889
		36,630
Leisure Facilities – 2.0%		
Vail Resorts, Inc.	305	27,795
Motorcycle Manufacturers – 2.3%		
Harley-Davidson, Inc.	475	31,307
Movies & Entertainment – 3.4%		
AMC Entertainment Holdings, Inc., Class A	260	6,807
Twenty-First Century Fox, Inc., Class A	600	23,043
Walt Disney Co. (The)	180	16,954
		46,804
Restaurants – 3.8%		
McDonald's Corp.	50	4,685
Panera Bread Co., Class A (B)	95	16,606
Starbucks Corp.	325	26,666

COMMON STOCKS (Continued)	Shares	Value
Restaurants (Continued)		
Zoe's Kitchen, Inc. (B)	160	$ 4,786
		$ 52,743
Total Consumer Discretionary – 29.8%		**410,009**
Consumer Staples		
Brewers – 1.9%		
Anheuser-Busch InBev S.A. ADR	235	26,395
Household Products – 1.2%		
Procter & Gamble Co. (The)	180	16,396
Hypermarkets & Super Centers – 1.8%		
Costco Wholesale Corp.	180	25,515
Packaged Foods & Meats – 3.1%		
Freshpet, Inc. (B)	160	2,730
General Mills, Inc.	115	6,133
Hain Celestial Group, Inc. (The) (B)	160	9,326
Mead Johnson Nutrition Co. (A)	240	24,130
		42,319
Soft Drinks – 0.5%		
PepsiCo, Inc.	70	6,619
Tobacco – 1.2%		
Philip Morris International, Inc.	200	16,290
Total Consumer Staples – 9.7%		**$133,534**
Energy		
Integrated Oil & Gas – 0.7%		
Exxon Mobil Corp.	100	9,245
Oil & Gas Equipment & Services – 0.6%		
Baker Hughes, Inc.	50	2,804
Halliburton Co.	125	4,916
		7,720
Oil & Gas Exploration & Production – 2.6%		
Cimarex Energy Co. (A)	80	8,480
ConocoPhillips	175	12,085
Equitable Resources, Inc.	80	6,056
Noble Energy, Inc.	125	5,929
Southwestern Energy Co. (B)	135	3,679
		36,229
Oil & Gas Storage & Transportation – 0.9%		
MarkWest Energy Partners L.P.	190	12,766
Total Energy – 4.8%		**$ 65,960**

COMMON STOCKS (Continued)	Shares	Value
Financials		
Other Diversified Financial Services – 3.6%		
Citigroup, Inc.	425	$22,996
JPMorgan Chase & Co.	410	25,658
		48,654
Regional Banks – 2.4%		
PNC Financial Services Group, Inc. (The)	175	15,965
Signature Bank (B)	133	16,690
		32,655
Specialized Finance – 0.1%		
On Deck Capital, Inc. (B)	81	1,817
Total Financials – 6.1%		**$83,126**
Health Care		
Biotechnology – 1.8%		
Biogen Idec, Inc. (A)(B)	20	6,789
BioMarin Pharmaceutical, Inc. (B)	60	5,424
KYTHERA Biopharmaceuticals, Inc. (B)	340	11,791
		24,004
Health Care Facilities – 2.0%		
Acadia Healthcare Co., Inc. (B)	140	8,570
HCA Holdings, Inc. (B)	265	19,448
		28,018
Health Care Supplies – 0.5%		
Cardinal Health, Inc.	90	7,282
Health Care Technology – 0.6%		
Cerner Corp. (B)	130	8,406
Managed Health Care – 0.8%		
Humana, Inc. (A)	74	10,572
Pharmaceuticals – 13.4%		
Actavis plc (B)	42	10,866
Allergan, Inc.	180	38,266
Aratana Therapeutics, Inc. (B)	200	3,564
Endo Pharmaceuticals Holdings, Inc. (B)	200	14,424
Jazz Pharmaceuticals plc (B)	130	21,285
Mylan, Inc. (B)	220	12,401
Perrigo Co. Ltd.	122	20,444
Revance Therapeutics, Inc. (B)	230	3,896
Salix Pharmaceuticals Ltd. (A)(B)	100	11,494
Shire Pharmaceuticals Group plc ADR	85	18,066

Accumulative Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals (Continued)		
Teva Pharmaceutical Industries Ltd. ADR	500	$ 28,755
		183,461
Total Health Care – 19.1%		**$261,743**
Industrials		
Aerospace & Defense – 2.1%		
Boeing Co. (The)	90	11,698
Moog, Inc. (B)	100	7,403
Precision Castparts Corp (A).	40	9,635
		28,736
Airlines – 1.4%		
Delta Air Lines, Inc. (A)	125	6,148
Southwest Airlines Co.	315	13,331
		19,479
Construction Machinery & Heavy Trucks – 1.2%		
Joy Global, Inc.	180	8,374
Westinghouse Air Brake Technologies Corp.	100	8,689
		17,063
Industrial Machinery – 1.6%		
Flowserve Corp.	130	7,778
Pentair, Inc.	210	13,948
		21,726
Railroads – 6.0%		
Canadian Pacific Railway Ltd. (A)	170	32,757
Kansas City Southern	350	42,711
Union Pacific Corp.	60	7,148
		82,616
Total Industrials – 12.3%		**$169,620**
Information Technology		
Application Software – 1.1%		
Adobe Systems, Inc. (B)	215	15,630
Data Processing & Outsourced Services – 2.0%		
MasterCard, Inc., Class A	155	13,355
Visa, Inc., Class A	55	14,421
		27,776
Internet Software & Services – 0.8%		
LendingClub Corp. (B)	125	3,162
Twitter, Inc. (B)	195	6,995
		10,157

COMMON STOCKS (Continued)	Shares	Value
Semiconductor Equipment – 2.2%		
Applied Materials, Inc.	1,200	$ 29,904
Semiconductors – 0.7%		
NXP Semiconductors N.V. (B)	125	9,550
Systems Software – 2.2%		
Microsoft Corp.	655	30,425
Technology Hardware, Storage & Peripherals – 5.4%		
Apple, Inc. (A)	675	74,507
Total Information Technology – 14.4%		**$ 197,949**
Materials		
Diversified Chemicals – 0.6%		
Dow Chemical Co. (The)	190	8,666
Total Materials – 0.6%		**$ 8,666**
TOTAL COMMON STOCKS – 96.8%		**$1,330,607**
(Cost: $1,005,071)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	
Allergan, Inc., Call $220.00, Expires 5-15-15	500	510
Ford Motor Co., Call $17.00, Expires 2-20-15	3,200	38
MasterCard, Inc., Class A, Call $90.00, Expires 4-17-15	500	128
TOTAL PURCHASED OPTIONS – 0.0%		**$ 676**
(Cost: $705)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 2.8%		
Air Products and Chemicals, Inc.:		
0.130%, 1-20-15	$7,000	6,999
0.160%, 1-21-15	4,000	4,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (C) (Continued)		
CVS Caremark Corp., 0.450%, 1-13-15	$ 2,000	$ 2,000
DTE Energy Co. (GTD by Detroit Edison Co.), 0.400%, 1-8-15	10,000	9,999
Exxon Mobil Corp., 0.010%, 1-2-15	3,956	3,956
Mondelez International, Inc., 0.520%, 1-21-15	7,000	6,998
Procter & Gamble Co. (The), 0.120%, 1-13-15	5,000	5,000
		38,952
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (D)	2,298	2,298
TOTAL SHORT-TERM SECURITIES – 3.0%		**$ 41,250**
(Cost: $41,250)		
TOTAL INVESTMENT SECURITIES – 99.8%		**$1,372,533**
(Cost: $1,047,026)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		**2,073**
NET ASSETS – 100.0%		**$1,374,606**

Accumulative Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $40,979 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at December 31, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at December 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Apple, Inc.	N/A	Call	250	January 2015	$120.00	$ 22	$ (10)
	N/A	Call	250	January 2015	122.00	20	(6)
	N/A	Call	200	January 2015	123.00	13	(4)
Biogen Idec, Inc.	N/A	Call	100	January 2015	365.00	35	(31)
Canadian Pacific Railway Ltd.	N/A	Call	200	January 2015	210.00	38	(13)
	N/A	Call	10	January 2015	220.00	1	—*
	N/A	Call	100	March 2015	220.00	29	(26)
Cimarex Energy Co.	N/A	Call	150	January 2015	120.00	36	(8)
Delta Air Lines, Inc.	N/A	Call	250	January 2015	53.00	15	(16)
Harman International Industries, Inc.	N/A	Call	250	January 2015	115.00	30	(8)
Humana, Inc.	N/A	Call	200	January 2015	155.00	35	(15)
Limited Brands, Inc.	N/A	Call	200	January 2015	87.50	12	(25)
	N/A	Call	400	February 2015	90.00	39	(55)
Mead Johnson Nutrition Co.	N/A	Call	14	January 2015	110.00	2	—*
Salix Pharmaceuticals Ltd.	N/A	Call	18	January 2015	130.00	5	(1)
						$332	$(218)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	**Level 2**	**Level 3**
Assets			
Investments in Securities			
Common Stocks	$1,330,607	$ —	$—
Purchased Options	676	—	—
Short-Term Securities	—	41,250	—
Total	$1,331,283	$41,250	$—
Liabilities			
Written Options	$ 218	$ —	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Asset Strategy Fund

Asset Allocation

Stocks	**75.5%**
Information Technology	21.5%
Consumer Discretionary	15.0%
Financials	10.4%
Health Care	7.6%
Energy	6.7%
Industrials	6.6%
Consumer Staples	5.9%
Materials	1.8%
Bullion (Gold)	**7.6%**
Purchased Options	**0.1%**
Bonds	**4.4%**
Corporate Debt Securities	4.4%
United States Government and Government Agency Obligations	0.0%
Cash and Cash Equivalents	**12.4%**

Country Weightings

North America	**58.9%**
United States	58.9%
Pacific Basin	**11.6%**
Macau	3.9%
Other Pacific Basin	7.7%
Europe	**9.4%**
United Kingdom	7.4%
Other Europe	2.0%
Bullion (Gold)	**7.6%**
Cash and Cash Equivalents and Options	**12.5%**

Lipper Rankings

Category: Lipper Alternative Global Macro Funds	Rank	Percentile
1 Year	271/307	88
3 Year	8/197	5
5 Year	21/111	19
10 Year	2/41	5

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Galaxy Entertainment Group	Macau	Consumer Discretionary	Casinos & Gaming
AIA Group Ltd.	Hong Kong	Financials	Life & Health Insurance
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
Microsoft Corp.	United States	Information Technology	Systems Software
Delta Topco Ltd.	United Kingdom	Consumer Discretionary	Movies & Entertainment
Citigroup, Inc.	United States	Financials	Other Diversified Financial Services
Applied Materials, Inc.	United States	Information Technology	Semiconductor Equipment
ConocoPhillips	United States	Energy	Oil & Gas Exploration & Production
Wal-Mart Stores, Inc.	United States	Consumer Staples	Hypermarkets & Super Centers
Caterpillar, Inc.	United States	Industrials	Construction Machinery & Heavy Trucks

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

Asset Strategy Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.0%		
Limited Brands, Inc.	397	$ 34,360
Auto Parts & Equipment – 1.1%		
Continental AG (A)	178	37,586
Broadcasting – 1.1%		
CBS Corp., Class B	650	35,978
Casinos & Gaming – 3.9%		
Galaxy Entertainment Group (A)	23,294	129,438
Home Improvement Retail – 1.4%		
Home Depot, Inc. (The)	454	47,688
Leisure Facilities – 0.0%		
Circuit of the Americas LLC, Class B (B)(C)	—*	—
Leisure Products – 2.5%		
Media Group Holdings LLC, Series H (B)(C)(D)(E)	73	42,157
Media Group Holdings LLC, Series I (B)(C)(D)(E)	43	24,106
Media Group Holdings LLC, Series T (B)(C)(D)(E)	9	16,258
		82,521
Movies & Entertainment – 4.0%		
Delta Topco Ltd. (D)	104,001	74,754
Legend Pictures LLC (B)(D)(E)	22	35,676
Twenty-First Century Fox, Inc., Class A	559	21,457
		131,887
Total Consumer Discretionary – 15.0%		**499,458**
Consumer Staples		
Brewers – 2.9%		
InBev N.V. (A)	383	43,058
SABMiller plc (A)	1,053	54,910
		97,968
Hypermarkets & Super Centers – 1.7%		
Wal-Mart Stores, Inc.	659	56,552
Packaged Foods & Meats – 1.3%		
Mead Johnson Nutrition Co.	428	43,001
Total Consumer Staples – 5.9%		**197,521**

COMMON STOCKS (Continued)	Shares	Value
Energy		
Integrated Oil & Gas – 2.1%		
Chevron Corp.	248	$ 27,809
Occidental Petroleum Corp.	536	43,199
		71,008
Oil & Gas Exploration & Production – 1.8%		
ConocoPhillips	850	58,722
Oil & Gas Refining & Marketing – 1.5%		
Phillips 66	690	49,498
Oil & Gas Storage & Transportation – 1.3%		
Plains GP Holdings L.P., Class A	1,656	42,534
Total Energy – 6.7%		**221,762**
Financials		
Diversified Banks – 1.2%		
Wells Fargo & Co.	701	38,423
Life & Health Insurance – 5.9%		
AIA Group Ltd. (A)	19,394	106,966
MetLife, Inc.	829	44,862
Prudential Financial, Inc.	492	44,497
		196,325
Multi-Line Insurance – 1.4%		
American International Group, Inc.	807	45,211
Other Diversified Financial Services – 1.8%		
Citigroup, Inc.	1,140	61,659
Total Financials – 10.3%		**341,618**
Health Care		
Biotechnology – 3.7%		
Amgen, Inc.	306	48,727
Biogen Idec, Inc. (B)	117	39,852
Gilead Sciences, Inc. (B)	368	34,678
		123,257
Managed Health Care – 0.8%		
Humana, Inc.	182	26,126
Pharmaceuticals – 3.1%		
Actavis plc (B)	177	45,561
Bristol-Myers Squibb Co.	394	23,281
GlaxoSmithKline plc ADR	424	18,105
Roche Holdings AG, Genusscheine (A)	56	15,146
		102,093
Total Health Care – 7.6%		**251,476**
Industrials		
Aerospace & Defense – 2.8%		
Boeing Co. (The)	279	36,226

COMMON STOCKS (Continued)	Shares	Value
Aerospace & Defense (Continued)		
Lockheed Martin Corp.	76	$ 14,693
Precision Castparts Corp.	184	44,322
		95,241
Airlines – 0.6%		
Japan Airlines Corp. (A)	652	19,334
Construction Machinery & Heavy Trucks – 1.7%		
Caterpillar, Inc.	607	55,559
Railroads – 1.5%		
Union Pacific Corp.	431	51,321
Total Industrials – 6.6%		**221,455**
Information Technology		
Application Software – 2.9%		
Adobe Systems, Inc. (B)(F)	635	46,172
Intuit, Inc. (G)	536	49,451
		95,623
Data Processing & Outsourced Services – 2.2%		
Alliance Data Systems Corp. (B)	129	36,986
Visa, Inc., Class A	135	35,397
		72,383
Internet Software & Services – 3.1%		
Alibaba Group Holding Ltd. ADR (B)	154	15,955
Baidu.com, Inc. ADR (B)	192	43,778
Tencent Holdings Ltd. (A)	3,090	44,704
		104,437
IT Consulting & Other Services – 1.6%		
Cognizant Technology Solutions Corp., Class A (B)(G)	994	52,358
Semiconductor Equipment – 2.2%		
Applied Materials, Inc.	2,436	60,713
ASML Holding N.V., NY Registry Shares	123	13,209
		73,922
Semiconductors – 4.0%		
Intel Corp.	1,171	42,500
Micron Technology, Inc. (B)	654	22,886
Taiwan Semiconductor Manufacturing Co. Ltd. (A)	6,097	26,860
Texas Instruments, Inc.	780	41,724
		133,970
Systems Software – 2.7%		
Microsoft Corp.	1,905	88,473

Asset Strategy Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Technology Hardware, Storage & Peripherals – 2.8%		
Apple, Inc. (G)	851	$ 93,955
Total Information Technology – 21.5%		**715,121**
Materials		
Diversified Chemicals – 1.0%		
Dow Chemical Co. (The)	683	31,138
Specialty Chemicals – 0.8%		
LyondellBasell Industries N.V., Class A	346	27,445
Total Materials – 1.8%		**58,583**
TOTAL COMMON STOCKS – 75.4%		**$2,506,994**
(Cost: $2,254,254)		

PREFERRED STOCKS		
Financials		
Reinsurance – 0.1%		
WMI Holdings Corp., Class B, 3.000% (B)	4	4,042
Total Financials – 0.1%		**4,042**
TOTAL PREFERRED STOCKS – 0.1%		**$ 4,042**
(Cost: $4,000)		

PURCHASED OPTIONS	Number of Contracts (Unrounded)	Value
Apple, Inc.:		
Call $130.00, Expires 1–16–15, OTC (Ctrpty: Deutsche Bank AG)	258	1
Call $135.00, Expires 2–20–15, OTC (Ctrpty: Deutsche Bank AG)	258	7
Dow Chemical Co. (The),		
Call $55.00, Expires 1–16–15, OTC (Ctrpty: Societe Generale Bank)	1,424	1
Exxon Mobil Corp.,		
Call $95.00, Expires 4–17–15, OTC (Ctrpty: Deutsche Bank AG)	915	$ 227
S&P 500 Index:		
Call $2,175.00, Expires 1–16–15, OTC (Ctrpty: Bank of America N.A.)	1,635	57
Call $2,200.00, Expires 3–19–15, OTC (Ctrpty: JPMorgan Chase Bank N.A.)	1,635	858
Schlumberger Ltd.:		
Call $87.50, Expires 2–20–15, OTC (Ctrpty: Societe Generale Bank)	460	134
Call $90.00, Expires 5–15–15, OTC (Ctrpty: Societe Generale Bank)	575	224
TOTAL PURCHASED OPTIONS – 0.1%		**$ 1,509**
(Cost: $2,480)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Automobile Manufacturers – 0.4%		
Aston Martin Holdings Ltd., 10.250%, 7–15–18 (H)(I)	$14,167	12,829
Leisure Facilities – 0.1%		
Circuit of the Americas LLC, Series C, 0.000%, 12–31–20 (J)	7,690	4,728
Movies & Entertainment – 3.9%		
Delta Topco Ltd., 10.000%, 11–24–60 (D)(H)	87,217	87,217
Legendary Pictures Funding LLC and Legendary Finance, Inc., 8.000%,3–15–18	41,100	40,755
		127,972
Total Consumer Discretionary – 4.4%		**145,529**
TOTAL CORPORATE DEBT SECURITIES – 4.4%		**$145,529**
(Cost: $154,478)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Mortgage-Backed Obligations – 0.0%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO:		
5.500%, 9–15–17 (K)	$ 17	$ —*
5.500%, 3–15–23 (K)	208	20
5.500%, 10–15–25 (K)	1,296	176
5.500%, 5–15–33 (K)	685	116
6.000%, 11–15–35 (K)	495	95
Federal National Mortgage Association Agency REMIC/CMO:		
5.500%, 6–25–23 (K)	339	46
5.500%, 8–25–33 (K)	754	130
5.500%, 12–25–33 (K)	603	23
5.500%, 4–25–34 (K)	1,047	196
5.500%, 11–25–36 (K)	1,228	210
Government National Mortgage Association Agency REMIC/CMO:		
5.500%, 3–20–32 (K)	221	6
5.000%, 7–20–33 (K)	34	—*
5.500%, 11–20–33 (K)	273	6
5.500%, 7–20–35 (K)	417	74
		1,098
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.0%		**$ 1,098**
(Cost: $4,856)		

BULLION – 7.6%	Troy Ounces	
Gold	214	**252,521**
(Cost: $281,035)		

SHORT-TERM SECURITIES	Principal	
Certificate Of Deposit – 0.2%		
Citibank N.A., 0.180%, 3–9–15	$ 9,000	9,000
Commercial Paper (L) – 10.6%		
Air Products and Chemicals, Inc.:		
0.130%, 1–20–15	14,000	13,999
0.160%, 1–26–15	8,000	7,999
Baxter International, Inc.:		
0.270%, 1–28–15	10,000	9,998
0.270%, 2–3–15	8,000	7,998
BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton Ltd.),		
0.110%, 1–8–15	8,000	8,000
BorgWarner, Inc.,		
0.330%, 1–9–15	5,000	5,000
Campbell Soup Co.:		
0.360%, 1–12–15	5,000	4,999
0.410%, 1–20–15	6,000	5,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (L) (Continued)		
Corporacion Andina de Fomento,		
0.140%, 1–26–15	$15,000	$14,998
CVS Caremark Corp.,		
0.450%, 1–13–15	10,000	9,998
Eli Lilly and Co.,		
0.180%, 3–25–15	10,000	9,996
Federal Home Loan Bank:		
0.055%, 1–9–15	10,000	10,000
0.020%, 1–26–15	10,000	10,000
General Mills, Inc.,		
0.350%, 1–27–15	1,000	1,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.):		
0.230%, 1–8–15	20,000	19,999
0.220%, 1–13–15	15,000	14,999
0.220%, 1–15–15	5,000	4,999
Illinois Tool Works, Inc.,		
0.100%, 1–7–15	3,854	3,854
Intel Corp.,		
0.140%, 1–14–15	8,000	7,999
J.M. Smucker Co. (The),		
0.330%, 1–14–15	15,000	14,998
Kellogg Co.,		
0.390%, 1–13–15	7,873	7,872
L Oreal USA, Inc.:		
0.110%, 1–12–15	9,600	9,600
0.100%, 1–26–15	3,000	3,000
Microsoft Corp.,		
0.100%, 1–14–15	25,000	24,999
Mondelez International, Inc.,		
0.520%, 1–21–15	2,400	2,399
Siemens Capital Co. LLC (GTD by Siemens AG),		
0.150%, 1–12–15	20,000	19,999

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (L) (Continued)		
St. Jude Medical, Inc.:		
0.200%, 1–9–15	$12,000	$ 11,999
0.220%, 1–13–15	10,000	9,999
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank):		
0.110%, 1–8–15	10,000	10,000
0.120%, 1–13–15	7,500	7,500
0.120%, 1–15–15	5,000	5,000
Unilever Capital Corp. (GTD by Unilever N.V.),		
0.120%, 1–6–15	15,000	15,000
Virginia Electric and Power Co.:		
0.315%, 1–8–15	10,000	9,999
0.350%, 1–14–15	8,000	7,999
W.W. Grainger, Inc.,		
0.100%, 1–6–15	5,000	5,000
Wisconsin Electric Power Co.,		
0.200%, 1–9–15	11,158	11,157
Wisconsin Gas LLC,		
0.170%, 1–8–15	4,300	4,300
		352,654
Master Note – 0.1%		
Toyota Motor Credit Corp.,		
0.126%, 1–7–15 (M)	1,900	1,900

SHORT-TERM SECURITIES (Continued)	Principal	Value
Municipal Obligations – 0.2%		
Muni Elec Auth GA, Gen Resolution Proj Bond Anticipation Notes, Ser A (Taxable), (GTD by Wells Fargo Bank N.A.),		
0.180%, 1–22–15	7,000	7,000
Notes – 0.3%		
General Electric Capital Corp.,		
2.150%, 1–9–15	$10,000	$ 10,004
United States Government Agency Obligations – 0.7%		
Overseas Private Investment Corp. (GTD by U.S. Government):		
0.110%, 1–7–15 (M)	14,000	14,000
0.110%, 1–7–15 (M)	6,800	6,800
0.110%, 1–7–15 (M)	1,000	1,000
		21,800
TOTAL SHORT-TERM SECURITIES – 12.1%		$ 402,358
(Cost: $402,358)		
TOTAL INVESTMENT SECURITIES – 99.7%		$3,314,051
(Cost: $3,103,461)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		11,162
NET ASSETS – 100.0%		$3,325,213

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D) Restricted securities. At December 31, 2014, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Delta Topco Ltd.	1–23–12 to 5–1–12	104,001	$ 53,710	$ 74,754
Legend Pictures LLC	12–18–12	22	41,637	35,676
Media Group Holdings LLC, Series H	4–23–13	73	50,896	42,157
Media Group Holdings LLC, Series I	4–23–13	43	23,835	24,106
Media Group Holdings LLC, Series T	4–23–13	9	18,226	16,258
		Principal		
Delta Topco Ltd., 10.000%, 11-24-60	1–23–12 to 6–18–12	$ 87,217	88,116	87,217
			$276,420	$280,168

The total value of these securities represented 8.4% of net assets at December 31, 2014.

(E) Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 6 of the Notes to Financial Statements.

(F) All or a portion of securities with an aggregate value of $47 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(G)All or a portion of securities with an aggregate value of $73,461 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(H)Payment-in-kind bonds.

(I)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2014 the total value of these securities amounted to $12,829 or 0.4% of net assets.

(J)Zero coupon bond.

(K)Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(L)Rate shown is the yield to maturity at December 31, 2014.

(M) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2014:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Japanese Yen	302,961	U.S. Dollar	2,560	1–14–15	Citibank N.A.	$ 31	$ —
Japanese Yen	2,028,297	U.S. Dollar	17,127	1–14–15	Morgan Stanley International	192	—
						$223	$ —

The following written options were outstanding at December 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Dow Chemical Co. (The)	Societe Generale Bank	Put	1,424	January 2015	$ 47.00	$ 78	$ (262)
	Societe Generale Bank	Call	1,424	January 2015	60.00	19	(1)
Exxon Mobil Corp.	Deutsche Bank AG	Put	915	April 2015	75.00	157	(64)
S&P 500 Index	Bank of America N.A.	Put	327	January 2015	1,825.00	1,004	(69)
	JPMorgan Chase Bank N.A.	Put	327	March 2015	1,800.00	1,355	(471)
Schlumberger Ltd.	Societe Generale Bank	Put	460	February 2015	70.00	87	(24)
	Societe Generale Bank	Call	460	February 2015	100.00	23	(14)
	Societe Generale Bank	Put	460	May 2015	70.00	161	(68)
	Societe Generale Bank	Call	575	May 2015	105.00	54	(42)
						$2,938	$(1,015)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 139,483	$167,024	$192,951
Consumer Staples	99,553	97,968	—
Energy	221,762	—	—
Financials	234,652	106,966	—
Health Care	236,330	15,146	—
Industrials	202,121	19,334	—
Information Technology	643,557	71,564	—
Materials	58,583	—	—
Total Common Stocks	$1,836,041	$478,002	$192,951
Preferred Stocks	—	4,042	—
Purchased Options	—	1,509	—
Corporate Debt Securities	—	58,312	87,217
United States Government Agency Obligations	—	1,098	—
Bullion	252,521	—	—
Short-Term Securities	—	402,358	—
Total	$2,088,562	$945,321	$280,168
Forward Foreign Currency Contracts	$ —	$ 223	$ —
Liabilities			
Written Options	$ —	$ 1,015	$ —

During the period ended December 31, 2014, securities totaling $396,113 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Corporate Debt Securities	Loans
Beginning Balance 6-30-14	$243,481	$134,028	$ 22,858
Net realized gain (loss)	—	—	246
Net change in unrealized appreciation (depreciation)	(33,847)	—*	(1,107)
Purchases	—	—	—
Sales	(16,683)	—	(22,000)
Amortization/Accretion of premium/discount	—	—	3
Transfers into Level 3 during the period	—	—	—
Transfers out of Level 3 during the period	—	(46,811)	—
Ending Balance 12-31-14	$192,951	$ 87,217	$ —
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 12-31-14	$ (33,847)	$ —*	$ —

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. As shown above, transfers in and out of Level 3 represent the values as of the beginning of the reporting period.

Information about Level 3 fair value measurements:

	Fair Value at 12-31-14	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$176,693	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.3 to 15%
			Illiquidity discount	2.5 to 10%
	16,258	Transaction	Price	$1,982
			Illiquidity discount	10%
Corporate Debt Securities	$ 87,217	Discounted cash flows model	Long-term growth rate	2.5%
			Weighted average cost of capital	8.3%
			Illiquidity discount	10%

Significant increase in long-term growth rate inputs could result in a higher fair value measurement. However, significant increase in weighted average cost of capital or illiquidity discount inputs could result in a lower fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
OTC = Over the Counter
REMIC = Real Estate Mortgage Investment Conduit

Country Diversification

(as a % of net assets)	
United States	58.9%
United Kingdom	7.4%
Macau	3.9%
Hong Kong	3.2%
China	3.1%
Germany	1.1%
Other Countries	2.3%
Other+	20.1%

+Includes gold bullion, options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Continental Income Fund

Asset Allocation

Stocks	**68.2%**
Consumer Discretionary	15.1%
Information Technology	12.4%
Industrials	11.8%
Financials	10.5%
Health Care	5.3%
Energy	4.9%
Consumer Staples	4.5%
Materials	3.7%
Bonds	**24.0%**
Corporate Debt Securities	22.8%
United States Government and Government Agency Obligations	1.2%
Cash and Cash Equivalents	**7.8%**

Lipper Rankings

Category: Lipper Mixed-Asset Target Allocation Growth Funds	Rank	Percentile
1 Year	191/561	34
3 Year	126/511	25
5 Year	26/470	6
10 Year	17/319	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Limited Brands, Inc.	Consumer Discretionary	Apparel Retail
Union Pacific Corp.	Industrials	Railroads
PNC Financial Services Group, Inc. (The)	Financials	Regional Banks
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Southwest Airlines Co.	Industrials	Airlines
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Boeing Co. (The)	Industrials	Aerospace & Defense
PPG Industries, Inc.	Materials	Diversified Chemicals

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Continental Income Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 2.4%		
Limited Brands, Inc.	410	$ 35,494
Broadcasting – 1.0%		
CBS Corp., Class B	261	14,443
Cable & Satellite – 2.3%		
Comcast Corp., Class A	351	20,373
Time Warner Cable, Inc. . . .	86	13,093
		33,466
Casinos & Gaming – 0.7%		
Las Vegas Sands, Inc.	185	10,765
Department Stores – 0.1%		
Kohl's Corp.	13	800
Home Improvement Retail – 1.7%		
Home Depot, Inc. (The) . . .	233	24,490
Hotels, Resorts & Cruise Lines – 2.0%		
Carnival Corp.	292	13,232
Hyatt Hotels Corp., Class A(A)	264	15,883
		29,115
Internet Retail – 1.0%		
Amazon.com, Inc.(A)	46	14,245
Motorcycle Manufacturers – 1.3%		
Harley-Davidson, Inc.	281	18,527
Movies & Entertainment – 1.5%		
Twenty-First Century Fox, Inc.	604	22,274
Specialty Stores – 1.1%		
Ulta Salon, Cosmetics & Fragrance, Inc.(A)	124	15,839
Total Consumer Discretionary – 15.1%		**219,458**
Consumer Staples		
Brewers – 1.3%		
Anheuser-Busch InBev S.A. ADR	166	18,690
Distillers & Vintners – 2.0%		
Brown-Forman Corp., Class B	136	11,911
Constellation Brands, Inc.(A)	183	18,004
		29,915
Packaged Foods & Meats – 1.2%		
Mead Johnson Nutrition Co.	175	17,595
Total Consumer Staples – 4.5%		**66,200**

COMMON STOCKS (Continued)	Shares	Value
Energy		
Oil & Gas Equipment & Services – 0.5%		
National Oilwell Varco, Inc.	99	$ 6,481
Oil & Gas Exploration & Production – 2.1%		
ConocoPhillips	268	18,515
Noble Energy, Inc.	258	12,242
		30,757
Oil & Gas Refining & Marketing – 0.7%		
Phillips 66	149	10,692
Oil & Gas Storage & Transportation – 1.6%		
Plains GP Holdings L.P., Class A	340	8,736
Regency Energy Partners L.P.	593	14,239
		22,975
Total Energy – 4.9%		**70,905**
Financials		
Asset Management & Custody Banks – 1.5%		
Northern Trust Corp.	313	21,096
Consumer Finance – 1.4%		
American Express Co.	224	20,824
Multi-Line Insurance – 1.4%		
American International Group, Inc.	354	19,839
Other Diversified Financial Services – 3.2%		
Citigroup, Inc.	403	21,801
JPMorgan Chase & Co.	405	25,338
		47,139
Regional Banks – 2.0%		
PNC Financial Services Group, Inc. (The)	326	29,714
Specialized REITs – 1.0%		
Crown Castle International Corp.	175	13,788
Total Financials – 10.5%		**152,400**
Health Care		
Biotechnology – 0.4%		
Biogen Idec, Inc.(A)	19	6,314
Managed Health Care – 1.0%		
UnitedHealth Group, Inc. . .	144	14,526

COMMON STOCKS (Continued)	Shares	Value
Pharmaceuticals – 3.9%		
GlaxoSmithKline plc ADR . .	381	$ 16,263
Johnson & Johnson	202	21,165
Teva Pharmaceutical Industries Ltd. ADR	337	19,375
		56,803
Total Health Care – 5.3%		**77,643**
Industrials		
Aerospace & Defense – 3.8%		
Boeing Co. (The)	181	23,526
Lockheed Martin Corp.	60	11,631
Precision Castparts Corp. . . .	86	20,764
		55,921
Airlines – 1.8%		
Southwest Airlines Co.	607	25,680
Construction Machinery & Heavy Trucks – 1.6%		
Cummins, Inc.	157	22,649
Electrical Components & Equipment – 1.3%		
Rockwell Automation, Inc.	172	19,160
Industrial Conglomerates – 1.2%		
3M Co.	105	17,204
Railroads – 2.1%		
Union Pacific Corp.	262	31,236
Total Industrials – 11.8%		**171,850**
Information Technology		
Application Software – 1.3%		
Autodesk, Inc.(A)	317	19,045
Data Processing & Outsourced Services – 2.9%		
Alliance Data Systems Corp.(A)	76	21,854
FleetCor Technologies, Inc.(A)	132	19,556
		41,410
IT Consulting & Other Services – 1.4%		
Cognizant Technology Solutions Corp., Class A(A)	399	20,985
Semiconductor Equipment – 1.7%		
Applied Materials, Inc.	987	24,596
Semiconductors – 3.3%		
Broadcom Corp., Class A . . .	337	14,581
Microchip Technology, Inc.	349	15,752
Texas Instruments, Inc.	332	17,745
		48,078

Continental Income Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Technology Hardware, Storage & Peripherals – 1.8%		
Apple, Inc.	235	$ 25,920
Total Information Technology – 12.4%		**180,034**
Materials		
Diversified Chemicals – 2.7%		
Dow Chemical Co. (The)	369	16,830
PPG Industries, Inc.	98	22,722
		39,552
Industrial Gases – 1.0%		
Praxair, Inc.	109	14,122
Total Materials – 3.7%		**53,674**
TOTAL COMMON STOCKS – 68.2%		**$992,164**
(Cost: $723,780)		

CORPORATE DEBT SECURITIES	Principal	Value
Consumer Discretionary		
Apparel Retail – 0.3%		
Limited Brands, Inc.:		
6.625%, 4-1-21	$2,915	3,279
5.625%, 2-15-22	744	800
		4,079
Auto Parts & Equipment – 0.1%		
Delphi Corp., 5.000%, 2-15-23	808	862
Automobile Manufacturers – 0.5%		
Toyota Motor Credit Corp., 2.000%, 10-24-18	2,000	2,019
Volkswagen Group of America, Inc., 2.125%, 5-23-19(B)	5,000	4,974
		6,993
Broadcasting – 0.1%		
Discovery Communications LLC, 3.300%, 5-15-22	900	890
Cable & Satellite – 0.3%		
Pearson Funding Five plc, 3.250%, 5-8-23(B)	800	768
Viacom, Inc.:		
2.500%, 9-1-18	800	807
2.200%, 4-1-19	1,300	1,282
2.750%, 12-15-19	1,500	1,503
		4,360
Distributors – 0.0%		
LKQ Corp., 4.750%, 5-15-23	607	583

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
General Merchandise Stores – 0.1%		
Dollar General Corp.:		
4.125%, 7-15-17	$ 450	$ 464
1.875%, 4-15-18	750	725
		1,189
Homebuilding – 0.1%		
Toll Brothers Finance Corp., 4.375%, 4-15-23	1,000	980
Hotels, Resorts & Cruise Lines – 0.0%		
Hyatt Hotels Corp., 3.375%, 7-15-23	250	245
Internet Retail – 0.1%		
Amazon.com, Inc., 2.600%, 12-5-19	1,650	1,667
Movies & Entertainment – 0.1%		
News American, Inc., 3.000%, 9-15-22	2,000	1,986
Total Consumer Discretionary – 1.7%		**23,834**
Consumer Staples		
Brewers – 0.2%		
Heineken N.V., 1.400%, 10-1-17(B)	750	746
SABMiller Holdings, Inc., 2.200%, 8-1-18(B)	1,800	1,805
		2,551
Distillers & Vintners – 0.3%		
Beam, Inc., 1.750%, 6-15-18	750	742
Brown-Forman Corp., 1.000%, 1-15-18	1,000	981
Constellation Brands, Inc., 3.750%, 5-1-21	3,051	3,021
		4,744
Drug Retail – 0.1%		
Walgreens Boots Alliance, Inc., 2.700%, 11-18-19	1,050	1,055
Food Distributors – 0.2%		
Campbell Soup Co., 2.500%, 8-2-22	900	860
ConAgra Foods, Inc., 1.900%, 1-25-18	2,498	2,481
		3,341
Household Products – 0.0%		
Church & Dwight Co., Inc., 2.875%, 10-1-22	250	246
Personal Products – 0.1%		
Estee Lauder Co., Inc. (The), 2.350%, 8-15-22	1,200	1,153
Total Consumer Staples – 0.9%		**13,090**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy		
Oil & Gas Drilling – 0.1%		
Transocean, Inc., 2.500%, 10-15-17	$1,500	$ 1,326
Oil & Gas Equipment & Services – 0.0%		
National Oilwell Varco, Inc., 1.350%, 12-1-17	250	247
Oil & Gas Exploration & Production – 0.8%		
BP Capital Markets plc (GTD by BP plc), 2.241%, 9-26-18	2,850	2,858
ConocoPhillips, 1.050%, 12-15-17	3,200	3,159
Devon Energy Corp., 2.250%, 12-15-18	1,500	1,495
Stone Energy Corp., Convertible, 1.750%, 3-1-17	4,600	3,999
		11,511
Oil & Gas Storage & Transportation – 0.4%		
Buckeye Partners L.P., 2.650%, 11-15-18	3,300	3,250
Kinder Morgan Energy Partners L.P., 2.650%, 2-1-19	1,850	1,823
Plains All American Pipeline L.P. and PAA FinanceCorp., 2.600%, 12-15-19	1,250	1,241
		6,314
Total Energy – 1.3%		**19,398**
Financials		
Asset Management & Custody Banks – 0.5%		
Ares Capital Corp.:		
4.875%, 11-30-18	3,300	3,470
3.875%, 1-15-20	3,750	3,739
		7,209
Consumer Finance – 1.1%		
American Express Credit Corp., 2.125%, 7-27-18	1,150	1,160
American Honda Finance Corp., 2.125%, 10-10-18	1,200	1,207
Capital One Bank USA N.A.:		
2.150%, 11-21-18	1,500	1,492
2.250%, 2-13-19	2,000	1,986
Capital One N.A., 2.400%, 9-5-19	2,100	2,090
Charles Schwab Corp. (The), 2.200%, 7-25-18	700	709
Hyundai Capital America, 2.875%, 8-9-18(B)	1,200	1,224

Continental Income Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
IntercontinentalExchange Group, Inc., 2.500%, 10-15-18	$1,200	$ 1,222
SLM Corp., 4.875%, 6-17-19	1,500	1,504
Total System Services, Inc., 2.375%, 6-1-18	3,900	3,867
		16,461
Diversified Banks – 5.0%		
ABN AMRO Bank N.V., 2.500%, 10-30-18(B)	3,000	3,030
Bank of America Corp., 2.000%, 1-11-18	2,100	2,098
Bank of New York Mellon Corp. (The), 2.100%, 1-15-19	3,500	3,511
Bank of Nova Scotia (The):		
1.450%, 4-25-18	2,000	1,978
2.050%, 10-30-18	3,150	3,154
Barclays Bank plc, 2.500%, 2-20-19	1,400	1,419
BNP Paribas S.A.:		
2.450%, 3-17-19	2,600	2,635
5.186%, 6-29-49(B)	4,900	4,900
Commonwealth Bank of Australia, 2.250%, 3-13-19	2,900	2,914
DBS Group Holdings Ltd., 2.246%, 7-16-19(B)	5,250	5,239
ING Bank N.V., 2.500%, 10-1-19(B)	3,500	3,522
KeyBank N.A., 2.500%, 12-15-19	2,500	2,510
Lloyds Bank plc, 2.350%, 9-5-19	1,750	1,749
Mizuho Bank Ltd., 2.650%, 9-25-19(B)	3,500	3,516
National Australia Bank Ltd., 2.400%, 12-9-19(B)	6,750	6,742
Skandinaviska Enskilda Banken AB, 2.375%, 3-25-19(B)	2,000	2,013
Societe Generale S.A., 5.922%, 4-29-49(B)	7,000	7,258
Swedbank AB (publ), 1.750%, 3-12-18(B)	3,270	3,263
UBS Preferred Funding Trust V, 6.243%, 5-29-49	4,250	4,388
Wells Fargo & Co.:		
1.500%, 1-16-18	750	746
2.150%, 1-15-19	1,500	1,504
Westpac Banking Corp., 2.250%, 7-30-18	4,000	4,058
		72,147
Investment Banking & Brokerage – 0.6%		
BGC Partners, Inc., 5.375%, 12-9-19(B)	3,000	2,947
Goldman Sachs Group, Inc. (The):		
2.900%, 7-19-18	1,200	1,231
2.625%, 1-31-19	2,000	2,012

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Investment Banking & Brokerage (Continued)		
Morgan Stanley, 2.125%, 4-25-18	$2,000	$ 2,001
		8,191
Life & Health Insurance – 0.1%		
AIA Group Ltd., 2.250%, 3-11-19(B)	1,600	1,593
Mortgage REITs – 0.3%		
Mubadala GE Capital, 3.000%, 11-10-19(B)	4,000	3,960
Multi-Line Insurance – 0.1%		
American International Group, Inc., 2.300%, 7-16-19	1,950	1,952
Other Diversified Financial Services – 1.8%		
Citigroup, Inc.:		
3.875%, 2-19-19	1,400	1,396
2.550%, 4-8-19	6,750	6,794
Daimler Finance North America LLC, 2.375%, 8-1-18(B)	2,250	2,282
Fidelity National Financial, Inc., 6.600%, 5-15-17	1,300	1,430
Fifth Street Finance Corp., 4.875%, 3-1-19	5,000	5,105
JPMorgan Chase & Co., 7.900%, 4-29-49	1,000	1,076
Moody's Corp., 2.750%, 7-15-19	800	807
PennantPark Investment Corp., 4.500%, 10-1-19	5,250	5,259
Total Capital, 2.125%, 8-10-18	1,200	1,210
Total Capital Canada Ltd., 1.450%, 1-15-18	1,450	1,440
		26,799
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp., 2.000%, 8-15-18	1,200	1,213
Berkshire Hathaway, Inc., 1.550%, 2-9-18	250	250
		1,463
Regional Banks – 0.5%		
BB&T Corp., 1.450%, 1-12-18	2,200	2,179
PNC Bank N.A., 2.200%, 1-28-19	2,250	2,251
SunTrust Banks, Inc., 2.350%, 11-1-18	2,800	2,817
		7,247

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized REITs – 0.8%		
Aircastle Ltd., 5.125%, 3-15-21	$5,293	$ 5,293
CNL Lifestyles Properties, Inc., 7.250%, 4-15-19	5,293	5,412
Crown Castle International Corp., 5.250%, 1-15-23	1,171	1,195
		11,900
Total Financials – 10.9%		**158,922**
Health Care		
Biotechnology – 0.3%		
Amgen, Inc., 2.200%, 5-22-19	4,200	4,182
Health Care Equipment – 0.1%		
Mallinckrodt International Finance S.A., 3.500%, 4-15-18	250	242
Medtronic, Inc., 2.500%, 3-15-20(B)	1,500	1,504
		1,746
Health Care Supplies – 0.6%		
C.R. Bard, Inc., 1.375%, 1-15-18	2,800	2,767
Cardinal Health, Inc., 2.400%, 11-15-19	2,400	2,392
Express Scripts Holding Co., 2.250%, 6-15-19	4,000	3,957
		9,116
Managed Health Care – 0.5%		
Aetna, Inc., 2.200%, 3-15-19	1,600	1,590
WellPoint, Inc., 1.875%, 1-15-18	4,800	4,799
		6,389
Pharmaceuticals – 0.7%		
Forest Laboratories, Inc., 5.000%, 12-15-21(B)	5,000	5,414
Perrigo Co. Ltd., 2.300%, 11-8-18	5,000	4,996
		10,410
Total Health Care – 2.2%		**31,843**
Industrials		
Aerospace & Defense – 0.5%		
General Dynamics Corp., 1.000%, 11-15-17	1,000	990
Northrop Grumman Corp., 1.750%, 6-1-18	950	943
TransDigm Group, Inc., 7.500%, 7-15-21	5,293	5,637
		7,570

Continental Income Fund (in thousands) DECEMBER 31, 2014 (UNAUDITED)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Environmental & Facilities Services – 0.3%		
Ecolab, Inc., 1.450%, 12-8-17	$3,925	$ 3,896
Republic Services, Inc., 5.000%, 3-1-20	500	553
		4,449
Industrial Machinery – 0.8%		
Dynacast International LLC and Dynacast Finance, Inc., 9.250%, 7-15-19	4,117	4,416
Eaton Corp., 1.500%, 11-2-17	6,800	6,761
		11,177
Railroads – 0.1%		
Kansas City Southern de Mexico S.A. de C.V., 2.350%, 5-15-20	800	768
Union Pacific Corp., 2.250%, 2-15-19	500	506
		1,274
Trucking – 0.1%		
Ryder System, Inc.:		
2.450%, 11-15-18	1,000	1,000
2.350%, 2-26-19	600	596
		1,596
Total Industrials – 1.8%		**26,066**
Information Technology		
Data Processing & Outsourced Services – 0.0%		
Fidelity National Information Services, Inc., 2.000%, 4-15-18	500	497
It Consulting & Other Services – 0.4%		
iGATE Corp., 4.750%, 4-15-19	5,293	5,293
Semiconductors – 0.6%		
Broadcom Corp., 2.700%, 11-1-18	750	768
Canadian Solar, Inc., Convertible, 4.250%, 2-15-19(B)	3,500	3,086
Micron Technology, Inc., 5.500%, 2-1-25(B)	5,293	5,346
		9,200
Systems Software – 0.4%		
CA, Inc., 2.875%, 8-15-18	2,000	2,034
Oracle Corp., 2.250%, 10-8-19	3,500	3,525
		5,559
Total Information Technology – 1.4%		**20,549**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Materials		
Diversified Metals & Mining – 0.5%		
Anglo American plc, 4.125%, 4-15-21(B)	$1,300	$ 1,304
BHP Billiton Finance (USA) Ltd. (GTD by BHP Billiton plc and BHP Billiton Ltd.), 2.050%, 9-30-18	700	703
Freeport-McMoRan Copper & Gold, Inc., 2.375%, 3-15-18	400	396
Glencore Funding LLC, 3.125%, 4-29-19(B)	3,500	3,508
Teck Resources, 3.000%, 3-1-19	1,200	1,170
		7,081
Fertilizers & Agricultural Chemicals – 0.1%		
Monsanto Co., 2.125%, 7-15-19	1,300	1,295
Industrial Gases – 0.4%		
Airgas, Inc., 1.650%, 2-15-18	1,250	1,233
Praxair, Inc.:		
1.250%, 11-7-18	3,726	3,640
3.000%, 9-1-21	500	512
		5,385
Metal & Glass Containers – 0.1%		
BlueScope Steel (Finance) Ltd. and BlueScope Steel Finance (USA) LLC, 7.125%, 5-1-18(B)	1,164	1,205
Specialty Chemicals – 0.1%		
Albemarle Corp. (GTD by Albemarle Holdings Corp. and Albemarle Holdings II Corp.), 3.000%, 12-1-19	1,200	1,200
RPM International, Inc., 3.450%, 11-15-22	750	739
Sherwin-Williams Co. (The), 1.350%, 12-15-17	250	248
		2,187
Total Materials – 1.2%		**17,153**
Telecommunication Services		
Integrated Telecommunication Services – 0.7%		
AT&T, Inc., 2.300%, 3-11-19	8,250	8,241
Verizon Communications, Inc., 2.625%, 2-21-20(B)	1,717	1,698
		9,939
Wireless Telecommunication Service – 0.1%		
American Tower Corp., 4.700%, 3-15-22	1,140	1,195
Virgin Media Finance plc, 4.875%, 2-15-22	298	275
		1,470
Total Telecommunication Services – 0.8%		**11,409**

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Utilities		
Electric Utilities – 0.4%		
Electricite de France S.A., 2.150%, 1-22-19(B)	$2,500	$ 2,506
PPL Energy Supply LLC, 4.600%, 12-15-21	2,100	1,906
Southern Co. (The), 2.450%, 9-1-18	2,050	2,092
		6,504
Multi-Utilities – 0.2%		
Dominion Resources, Inc., 2.500%, 12-1-19	2,500	2,507
Total Utilities – 0.6%		**9,011**
TOTAL CORPORATE DEBT SECURITIES – 22.8%		**$331,275**
(Cost: $329,430)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.2%		
National Archives Facility Trust, 8.500%, 9-1-19	1,731	2,021
Mortgage-Backed Obligations – 0.1%		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
6.500%, 12-1-31	64	74
6.500%, 1-1-32	64	72
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.500%, 7-1-18	360	378
4.500%, 9-1-19	737	775
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.000%, 9-15-18	358	380
6.500%, 8-15-28	34	39
		1,718
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.3%		**$ 3,739**
(Cost: $3,340)		

Continental Income Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 0.9%		
U.S. Treasury Notes:		
0.375%, 1-15-16	$ 3,000	$ 3,003
0.625%, 7-15-16	3,500	3,506
0.625%, 2-15-17	6,450	6,432
		12,941
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 0.9%		**$ 12,941**
(Cost: $12,939)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(C) – 7.3%		
CVS Caremark Corp., 0.450%, 1-13-15	5,000	4,999
General Mills, Inc., 0.350%, 1-27-15	3,000	2,999
Illinois Tool Works, Inc.:		
0.120%, 1-8-15	5,000	5,000
0.130%, 1-21-15	8,800	8,799
0.130%, 1-23-15	10,000	9,999
J.M. Smucker Co. (The), 0.300%, 1-5-15	10,000	9,999
John Deere Financial, Inc. (GTD by John Deere Capital Corp.), 0.150%, 1-23-15	7,000	6,999
NBCUniversal Enterprise, Inc., 0.320%, 1-6-15	6,000	6,000
River Fuel Co. #2, Inc. (GTD by Bank of Nova Scotia), 0.230%, 1-15-15	10,003	10,002
Sherwin-Williams Co. (The), 0.230%, 1-13-15	10,000	9,999
St. Jude Medical, Inc., 0.220%, 1-2-15	12,811	12,811
Virginia Electric and Power Co., 0.315%, 1-8-15	5,000	5,000
Wal-Mart Stores, Inc., 0.090%, 1-13-15	5,000	5,000
Walt Disney Co. (The), 0.060%, 2-17-15	2,000	2,000
Wisconsin Gas LLC, 0.170%, 1-8-15	7,000	7,000
		106,606

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Master Note – 0.2%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (D)	$3,271	$ 3,271
TOTAL SHORT-TERM SECURITIES – 7.5%		**$ 109,877**
(Cost: $109,878)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$1,449,996**
(Cost: $1,179,367)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**4,276**
NET ASSETS – 100.0%		**$1,454,272**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2014 the total value of these securities amounted to $85,353 or 5.9% of net assets.

(C)Rate shown is the yield to maturity at December 31, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$992,164	$ —	$ —
Corporate Debt Securities	—	320,782	10,493
United States Government Agency Obligations	—	3,739	—
United States Government Obligations	—	12,941	—
Short-Term Securities	—	109,877	—
Total	$992,164	$447,339	$10,493

During the period ended December 31, 2014, securities totaling $4,204 were transferred from Level 2 to Level 3 due to decreased availability of observable market data due to decreased market activity or information for these securities. There were no transfers between Level 1 and 2 during the period.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.

Core Investment Fund

Asset Allocation

Stocks	**97.3%**
Consumer Discretionary	22.2%
Health Care	17.9%
Information Technology	17.6%
Financials	11.3%
Industrials	8.6%
Consumer Staples	6.9%
Energy	6.7%
Telecommunication Services	3.4%
Materials	2.7%
Cash and Cash Equivalents	**2.7%**

Lipper Rankings

Category: Lipper Large-Cap Core Funds	Rank	Percentile
1 Year	676/857	79
3 Year	270/759	36
5 Year	58/695	9
10 Year	16/485	4

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Citigroup, Inc.	Financials	Other Diversified Financial Services
Bank of America Corp.	Financials	Diversified Banks
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Medtronic, Inc.	Health Care	Health Care Equipment
Canadian Pacific Railway Ltd.	Industrials	Railroads
Dollar General Corp.	Consumer Discretionary	General Merchandise Stores
American International Group, Inc.	Financials	Multi-Line Insurance
Shire Pharmaceuticals Group plc ADR	Health Care	Pharmaceuticals
Anheuser-Busch InBev S.A. ADR	Consumer Staples	Brewers

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Core Investment Fund *(in thousands)*

DECEMBER 31, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 1.1%		
Polo Ralph Lauren Corp.	258	$ 47,790
Auto Parts & Equipment – 1.6%		
Delphi Automotive plc	976	70,960
Automobile Manufacturers – 1.5%		
Ford Motor Co.	4,280	66,343
Broadcasting – 1.8%		
CBS Corp., Class B	1,503	83,190
Cable & Satellite – 5.8%		
Charter Communications, Inc., Class A(A)	453	75,484
Comcast Corp., Class A	1,635	94,864
Time Warner Cable, Inc.	586	89,137
		259,485
General Merchandise Stores – 2.8%		
Dollar General Corp.(A)	1,814	128,221
Home Improvement Retail – 2.2%		
Home Depot, Inc. (The)	958	100,603
Hotels, Resorts & Cruise Lines – 1.4%		
Hilton Worldwide Holdings, Inc.(A)	2,454	64,033
Internet Retail – 1.0%		
Amazon.com, Inc.(A)	154	47,639
Motorcycle Manufacturers – 2.0%		
Harley-Davidson, Inc.	1,346	88,710
Restaurants – 1.0%		
Chipotle Mexican Grill, Inc., Class A(A)	64	43,946
Total Consumer Discretionary – 22.2%		**1,000,920**
Consumer Staples		
Brewers – 2.7%		
Anheuser-Busch InBev S.A. ADR	1,088	122,259
Hypermarkets & Super Centers – 2.3%		
Costco Wholesale Corp.	721	102,230
Tobacco – 1.9%		
Philip Morris International, Inc.	1,061	86,407
Total Consumer Staples – 6.9%		**310,896**
Energy		
Oil & Gas Exploration & Production – 3.1%		
Cabot Oil & Gas Corp.	2,379	70,439
Noble Energy, Inc.	1,426	67,621
		138,060
Oil & Gas Refining & Marketing – 1.7%		
Phillips 66	1,091	$ 78,234
Oil & Gas Storage & Transportation – 1.9%		
MarkWest Energy Partners L.P.	1,295	87,038
Total Energy – 6.7%		**303,332**
Financials		
Consumer Finance – 1.2%		
Capital One Financial Corp.	669	55,185
Diversified Banks – 3.3%		
Bank of America Corp.	8,314	148,729
Multi-Line Insurance – 2.9%		
American International Group, Inc.	2,276	127,501
Other Diversified Financial Services – 3.9%		
Citigroup, Inc.	3,255	176,144
Total Financials – 11.3%		**507,559**
Health Care		
Biotechnology – 2.2%		
Alexion Pharmaceuticals, Inc.(A)	265	49,070
Biogen Idec, Inc.(A)	148	50,238
		99,308
Health Care Equipment – 3.1%		
Medtronic, Inc.	1,968	142,111
Managed Health Care – 2.4%		
Humana, Inc.	743	106,732
Pharmaceuticals – 10.2%		
Actavis plc(A)	412	106,001
Bristol-Myers Squibb Co.	1,968	116,165
Shire Pharmaceuticals Group plc ADR	591	125,590
Teva Pharmaceutical Industries Ltd. ADR	1,919	110,379
		458,135
Total Health Care – 17.9%		**806,286**
Industrials		
Industrial Machinery – 1.2%		
Flowserve Corp.	960	57,443
Railroads – 7.4%		
Canadian Pacific Railway Ltd.	735	141,627
Kansas City Southern	837	102,200
Union Pacific Corp.	745	88,764
		332,591
Total Industrials – 8.6%		**390,034**
Information Technology		
Application Software – 4.1%		
Adobe Systems, Inc.(A)	1,506	$ 109,500
Autodesk, Inc.(A)	1,214	72,901
		182,401
Data Processing & Outsourced Services – 4.7%		
Alliance Data Systems Corp.(A)	242	69,301
MasterCard, Inc., Class A	1,678	144,542
		213,843
Semiconductor Equipment – 4.7%		
Applied Materials, Inc.	8,524	212,413
Semiconductors – 1.9%		
Texas Instruments, Inc.	1,583	84,651
Systems Software – 2.2%		
Microsoft Corp.	2,154	100,030
Total Information Technology – 17.6%		**793,338**
Materials		
Diversified Chemicals – 1.7%		
PPG Industries, Inc.	335	77,366
Industrial Gases – 1.0%		
Air Products and Chemicals, Inc.	313	45,144
Total Materials – 2.7%		**122,510**
Telecommunication Services		
Alternative Carriers – 1.3%		
Level 3 Communications, Inc.(A)	1,221	60,303
Wireless Telecommunication Service – 2.1%		
American Tower Corp., Class A	939	92,850
Total Telecommunication Services – 3.4%		**153,153**
TOTAL COMMON STOCKS – 97.3%		**$4,388,028**
(Cost: $3,302,767)		

Core Investment Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(B) – 1.6%		
BMW U.S. Capital LLC (GTD by BMW AG):		
0.100%, 1-12-15	$ 5,000	$ 5,000
0.130%, 1-16-15	15,000	14,999
Exxon Mobil Corp., 0.010%, 1-2-15	1,945	1,945
John Deere Financial Ltd. (GTD by John Deere Capital Corp.), 0.140%, 1-28-15	10,000	9,999
Kellogg Co., 0.350%, 1-14-15	20,000	19,997
NBCUniversal Enterprise, Inc., 0.340%, 1-13-15	6,000	5,999
Wal-Mart Stores, Inc., 0.090%, 1-13-15	3,000	3,000
Wisconsin Gas LLC, 0.150%, 1-7-15	10,000	10,000
		70,939
TOTAL SHORT-TERM SECURITIES – 1.6%		**$ 70,939**
(Cost: $70,939)		
TOTAL INVESTMENT SECURITIES – 98.9%		**$4,458,967**
(Cost: $3,373,706)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.1%		**48,110**
NET ASSETS – 100.0%		**$4,507,077**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2014.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$4,388,028	$ —	$—
Short-Term Securities	—	70,939	—
Total	$4,388,028	$70,939	$—

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Dividends Opportunities Fund

Asset Allocation

Stocks	94.7%
Financials	16.0%
Industrials	15.7%
Health Care	15.0%
Information Technology	14.8%
Consumer Discretionary	14.1%
Energy	7.7%
Consumer Staples	4.9%
Materials	4.8%
Utilities	1.7%
Cash and Cash Equivalents	**5.3%**

Lipper Rankings

Category: Lipper Equity Income Funds	Rank	Percentile
1 Year	287/483	60
3 Year	159/340	47
5 Year	227/273	83
10 Year	86/163	53

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Bristol-Myers Squibb Co.	Health Care	Pharmaceuticals
Medtronic, Inc.	Health Care	Health Care Equipment
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Wells Fargo & Co.	Financials	Diversified Banks
Honeywell International, Inc.	Industrials	Aerospace & Defense
Union Pacific Corp.	Industrials	Railroads
Eaton Corp.	Industrials	Industrial Machinery
Microsoft Corp.	Information Technology	Systems Software

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Dividend Opportunities Fund (in thousands) DECEMBER 31, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Advertising – 1.9%		
Omnicom Group, Inc.	167	$12,953
Apparel Retail – 2.1%		
Limited Brands, Inc.	166	14,324
Automobile Manufacturers – 1.8%		
Ford Motor Co.	807	12,506
Cable & Satellite – 2.7%		
Comcast Corp., Class A	256	14,874
Time Warner Cable, Inc.	23	3,550
		18,424
Casinos & Gaming – 1.0%		
Wynn Resorts Ltd.	47	6,925
Consumer Electronics – 1.1%		
Garmin Ltd.	144	7,618
Home Improvement Retail – 2.2%		
Home Depot, Inc. (The)	144	15,121
Specialty Stores – 1.3%		
Tiffany & Co.	84	8,932
Total Consumer Discretionary – 14.1%		**96,803**
Consumer Staples		
Brewers – 2.2%		
Anheuser-Busch InBev S.A. ADR	138	15,472
Packaged Foods & Meats – 1.0%		
Mead Johnson Nutrition Co.	69	6,917
Tobacco – 1.7%		
Philip Morris International, Inc.	142	11,558
Total Consumer Staples – 4.9%		**33,947**
Energy		
Integrated Oil & Gas – 1.6%		
Occidental Petroleum Corp.	135	10,902
Oil & Gas Equipment & Services – 1.0%		
Schlumberger Ltd.	81	6,945
Oil & Gas Storage & Transportation – 5.1%		
Energy Transfer Equity L.P.	237	13,622
MarkWest Energy Partners L.P.	196	13,183
Plains GP Holdings L.P., Class A	319	8,188
		34,993
Total Energy – 7.7%		**52,840**
Financials		
Asset Management & Custody Banks – 1.0%		
Northern Trust Corp.	104	$ 6,983
Diversified Banks – 2.7%		
Wells Fargo & Co.	337	18,474
Industrial REITs – 1.5%		
ProLogis	248	10,650
Other Diversified Financial Services – 5.3%		
Citigroup, Inc.	291	15,751
JPMorgan Chase & Co.	327	20,441
		36,192
Property & Casualty Insurance – 2.1%		
ACE Ltd.	123	14,159
Regional Banks – 1.7%		
PNC Financial Services Group, Inc. (The)	129	11,755
Specialized REITs – 1.7%		
Crown Castle International Corp.	148	11,675
Total Financials – 16.0%		**109,888**
Health Care		
Health Care Equipment – 3.0%		
Medtronic, Inc.	284	20,516
Pharmaceuticals – 12.0%		
Bristol-Myers Squibb Co.	350	20,663
Johnson & Johnson	128	13,385
Merck & Co., Inc.	193	10,975
Pfizer, Inc.	499	15,537
Teva Pharmaceutical Industries Ltd. ADR	384	22,084
		82,644
Total Health Care – 15.0%		**103,160**
Industrials		
Aerospace & Defense – 4.5%		
Boeing Co. (The)	102	13,212
Honeywell International, Inc.	179	17,911
		31,123
Commercial Printing – 1.0%		
Corrections Corp. of America	187	6,799
Construction Machinery & Heavy Trucks – 3.5%		
Allison Transmission Holdings, Inc.	353	11,962
Caterpillar, Inc.	137	12,526
		24,488
Industrial Machinery – 2.6%		
Eaton Corp.	260	$ 17,666
Railroads – 2.6%		
Union Pacific Corp.	150	17,899
Research & Consulting Services – 1.5%		
Nielsen Holdings N.V.	230	10,286
Total Industrials –15.7%		**108,261**
Information Technology		
Data Processing & Outsourced Services – 1.4%		
Paychex, Inc.	214	9,862
Semiconductor Equipment – 3.5%		
Applied Materials, Inc.	973	24,257
Semiconductors – 4.4%		
Analog Devices, Inc.	195	10,801
Microchip Technology, Inc.	230	10,391
Texas Instruments, Inc.	165	8,830
		30,022
Systems Software – 2.4%		
Microsoft Corp.	354	16,425
Technology Hardware, Storage & Peripherals –3.1%		
Apple, Inc.	118	12,997
Seagate Technology	130	8,635
		21,632
Total Information Technology –14.8%		**102,198**
Materials		
Diversified Chemicals – 3.8%		
Dow Chemical Co. (The)	248	11,298
PPG Industries, Inc.	63	14,609
		25,907
Industrial Gases – 1.0%		
Airgas, Inc.	60	6,876
Total Materials – 4.8%		**32,783**
Utilities		
Electric Utilities – 1.7%		
PPL Corp.	320	11,627
Total Utilities – 1.7%		**11,627**
TOTAL COMMON STOCKS – 94.7%		**$651,507**

(Cost: $467,793)

Dividend Opportunities Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (A) – 4.7%		
BMW U.S. Capital LLC (GTD by BMW AG), 0.130%, 1–16–15	$10,000	$10,000
Illinois Tool Works, Inc., 0.100%, 1–7–15	3,211	3,211
J.M. Smucker Co. (The), 0.300%, 1–5–15	2,279	2,279
Siemens Capital Co. LLC (GTD by Siemens AG), 0.150%, 1–15–15	10,000	9,999
Walt Disney Co. (The), 0.060%, 2–17–15	2,000	2,000
Wisconsin Gas LLC, 0.160%, 1–6–15	5,000	5,000
		32,489

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.5%		
Toyota Motor Credit Corp., 0.126%, 1–7–15 (B)	$3,185	$ 3,185
TOTAL SHORT-TERM SECURITIES –5.2%		**$ 35,674**
(Cost: $35,673)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$687,181**
(Cost: $503,466)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**388**
NET ASSETS – 100.0%		**$687,569**

Notes to Schedule of Investments

(A)Rate shown is the yield to maturity at December 31, 2014.

(B)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$651,507	$ —	$ —
Short-Term Securities	—	35,674	—
Total	$651,507	$35,674	$ —

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

Energy Fund

ALL DATA IS AS OF DECEMBER 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**96.0%**
Energy	87.3%
Industrials	7.2%
Financials	1.5%
Cash and Cash Equivalents	**4.0%**

Lipper Rankings

Category: Lipper Natural Resources Funds	Rank	Percentile
1 Year	26/84	31
3 Year	20/69	29
5 Year	22/63	35

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**91.0%**
United States	84.2%
Canada	6.8%
Europe	**4.4%**
Pacific Basin	**0.6%**
Cash and Cash Equivalents	**4.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Schlumberger Ltd.	United States	Energy	Oil & Gas Equipment & Services
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Baker Hughes, Inc.	United States	Energy	Oil & Gas Equipment & Services
Cimarex Energy Co.	United States	Energy	Oil & Gas Exploration & Production
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing
Anadarko Petroleum Corp.	United States	Energy	Oil & Gas Exploration & Production
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Phillips 66 Partners L.P.	United States	Energy	Oil & Gas Storage & Transportation
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Energy		
Coal & Consumable Fuels – 1.2%		
Cameco Corp.	89	$ 1,456
Foresight Energy L.P.	90	1,514
		2,970
Integrated Oil & Gas – 6.2%		
Chevron Corp.	24	2,715
Exxon Mobil Corp.	42	3,836
Occidental Petroleum Corp.	45	3,631
Royal Dutch Shell plc, Class A (A)	78	2,587
Suncor Energy, Inc.	95	3,032
		15,801
Oil & Gas Drilling – 1.2%		
Helmerich & Payne, Inc.	45	3,044
Oil & Gas Equipment & Services – 22.9%		
Baker Hughes, Inc.	135	7,553
Cameron International Corp. (B)	81	4,026
Core Laboratories N.V.	40	4,862
Dril-Quip, Inc. (B)	51	3,948
FMC Technologies, Inc. (B)	59	2,775
Forum Energy Technologies, Inc. (B)	177	3,670
Halliburton Co.	217	8,546
National Oilwell Varco, Inc.	63	4,122
Oceaneering International, Inc.	18	1,062
Schlumberger Ltd.	120	10,258
Superior Energy Services, Inc.	160	3,233
Weatherford International Ltd. (B)	334	3,825
		57,880
Oil & Gas Exploration & Production – 31.4%		
Anadarko Petroleum Corp.	72	5,911
Antero Resources Corp. (B)	43	1,729
Cabot Oil & Gas Corp.	122	3,615
Canadian Natural Resources Ltd.	153	4,714
Cimarex Energy Co.	69	7,287
CNOOC Ltd. ADR	12	1,612
Concho Resources, Inc. (B)	48	4,798
ConocoPhillips	58	4,012
Continental Resources, Inc. (B)	121	4,630
EOG Resources, Inc.	83	7,614
Gulfport Energy Corp. (B)	57	2,375
Memorial Resource Development Corp. (B)	123	2,215

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Exploration & Production (Continued)		
Newfield Exploration Co. (B)	133	$ 3,602
Noble Energy, Inc.	105	4,990
Parsley Energy, Inc., Class A (B)	292	4,663
Pioneer Natural Resources Co.	37	5,537
Rice Energy, Inc. (B)	216	4,529
RSP Permian, Inc. (B)	129	3,239
Southwestern Energy Co. (B)	95	2,594
		79,666
Oil & Gas Refining & Marketing – 11.1%		
HollyFrontier Corp.	32	1,211
Marathon Petroleum Corp.	68	6,093
Marathon Petroleum Corp. L.P.	74	5,438
Phillips 66	82	5,883
Tesoro Corp.	72	5,323
Valero Energy Corp.	86	4,252
		28,200
Oil & Gas Storage & Transportation – 13.3%		
Enbridge, Inc.	63	3,244
Energy Transfer Equity L.P.	88	5,035
MarkWest Energy Partners L.P.	64	4,300
Phillips 66 Partners L.P.	81	5,570
Plains GP Holdings L.P., Class A	70	1,804
Rice Midstream Partners L.P. (B)	87	1,460
Shell Midstream Partners L.P. (B)	36	1,485
Targa Resources Corp.	42	4,475
Valero Energy Partners L.P.	48	2,078
Williams Co., Inc. (The)	95	4,256
		33,707
Total Energy – 87.3%		221,268
Financials		
Specialized Finance – 1.5%		
CME Group, Inc.	44	3,861
Total Financials – 1.5%		3,861

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Construction & Engineering – 1.7%		
Fluor Corp.	72	$ 4,368
Electrical Components & Equipment – 1.1%		
SolarCity Corp. (B)	49	2,599
Industrial Machinery – 1.6%		
Flowserve Corp.	67	4,027
Railroads – 2.8%		
Canadian Pacific Railway Ltd.	24	4,528
Kansas City Southern	21	2,593
		7,121
Total Industrials – 7.2%		18,115
TOTAL COMMON STOCKS – 96.0%		$243,244
(Cost: $197,277)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 1.9%		
Sherwin-Williams Co. (The), 0.230%, 1–13–15	$5,000	5,000
Master Note – 1.9%		
Toyota Motor Credit Corp., 0.126%, 1–7–15 (D)	4,743	4,743
TOTAL SHORT-TERM SECURITIES – 3.8%		$ 9,743
(Cost: $9,743)		
TOTAL INVESTMENT SECURITIES – 99.8%		$252,987
(Cost: $207,020)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.2%		460
NET ASSETS – 100.0%		$253,447

Notes to Schedule of Investments

(A) Listed on an exchange outside the United States.

(B) No dividends were paid during the preceding 12 months.

(C) Rate shown is the yield to maturity at December 31, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

Energy Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$218,681	$ 2,587	$ —
Financials	3,861	—	—
Industrials	18,115	—	—
Total Common Stocks	$240,657	$ 2,587	$ —
Short-Term Securities	—	9,743	—
Total	$240,657	$12,330	$ —

During the period ended December 31, 2014, securities totaling $1,454 were transferred from Level 1 to Level 2. These transfers were the result of fair value prodedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

Country Diversification	
(as a % of net assets)	
United States	84.2%
Canada	6.8%
Netherlands	1.9%
Switzerland	1.5%
United Kingdom	1.0%
Other Countries	0.6%
Other+	4.0%

+Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Global Growth Fund[(a)]

ALL DATA IS AS OF DECEMBER 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**90.0%**
Consumer Discretionary	20.3%
Health Care	18.9%
Information Technology	17.4%
Industrials	13.5%
Financials	6.4%
Consumer Staples	5.0%
Energy	3.8%
Telecommunication Services	3.7%
Materials	1.0%
Cash and Cash Equivalents	**10.0%**

Lipper Rankings

Category: Lipper International Large-Cap Growth Funds	Rank	Percentile
1 Year	14/128	11
3 Year	9/116	8
5 Year	6/102	6
10 Year	6/74	8

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Country Weightings

North America	**34.0%**
United States	32.1%
Other North America	1.9%
Europe	**33.1%**
France	9.7%
United Kingdom	8.7%
Germany	6.3%
Netherlands	3.9%
Other Europe	4.5%
Pacific Basin	**20.2%**
Japan	9.6%
China	4.5%
Other Pacific Basin	6.1%
Other	**2.7%**
Cash and Cash Equivalents	**10.0%**

Top 10 Equity Holdings

Company	Country	Sector	Industry
Fuji Heavy Industries Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Tokyo Electron Ltd.	Japan	Information Technology	Semiconductor Equipment
Teva Pharmaceutical Industries Ltd. ADR	Israel	Health Care	Pharmaceuticals
Limited Brands, Inc.	United States	Consumer Discretionary	Apparel Retail
J.B. Hunt Transport Services, Inc.	United States	Industrials	Trucking
Biogen Idec, Inc.	United States	Health Care	Biotechnology
Prudential plc	United Kingdom	Financials	Life & Health Insurance
Gilead Sciences, Inc.	United States	Health Care	Biotechnology
HCA Holdings, Inc.	United States	Health Care	Health Care Facilities

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

(a)Effective January 1, 2015, the name of International Growth Fund has changed to Global Growth Fund.

Global Growth Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Australia		
Telecommunication Services – 1.9%		
Telstra Corp. Ltd.	2,364	$11,477
Total Australia – 1.9%		**$11,477**
Canada		
Industrials – 1.9%		
Canadian Pacific Railway Ltd.	59	11,431
Total Canada – 1.9%		**$11,431**
China		
Consumer Discretionary – 2.3%		
CAR, Inc. (A)(B)	3,643	4,719
JD.com, Inc. ADR (A)	385	8,914
		13,633
Information Technology – 2.2%		
Baidu.com, Inc. ADR (A)	57	12,901
Total China – 4.5%		**$26,534**
France		
Consumer Discretionary – 2.6%		
Compagnie Generale des Etablissements Michelin, Class B	82	7,412
Hermes International (A)	2	756
LVMH Moet Hennessy – Louis Vuitton	44	6,894
		15,062
Industrials – 4.3%		
European Aeronautic Defence and Space Co.	181	8,959
Safran	184	11,373
Vinci	98	5,344
		25,676
Information Technology – 1.8%		
Cap Gemini S.A.	151	10,786
Materials – 1.0%		
L Air Liquide S.A.	49	6,078
Total France – 9.7%		**$57,602**
Germany		
Consumer Discretionary – 2.1%		
Continental AG	60	12,651
Health Care – 4.2%		
Bayer AG	81	11,033
Fresenius SE & Co. KGaA	261	13,563
		24,596
Total Germany – 6.3%		**$37,247**
India		
Consumer Staples – 1.4%		
ITC Ltd.	1,407	$ 8,197
Total India – 1.4%		**$ 8,197**
Israel		
Health Care – 2.7%		
Teva Pharmaceutical Industries Ltd. ADR	278	15,998
Total Israel – 2.7%		**$15,998**
Italy		
Financials – 1.3%		
Azimut Holding S.p.A.	367	7,970
Total Italy – 1.3%		**$ 7,970**
Japan		
Consumer Discretionary – 4.2%		
Fuji Heavy Industries Ltd.	698	24,714
Industrials – 2.6%		
Komatsu Ltd.	422	9,336
Mitsubishi Electric Corp.	526	6,248
		15,584
Information Technology – 2.8%		
Tokyo Electron Ltd.	219	16,622
Total Japan – 9.6%		**$56,920**
Macau		
Consumer Discretionary – 1.3%		
Galaxy Entertainment Group	1,401	7,785
Total Macau – 1.3%		**$ 7,785**
Netherlands		
Consumer Discretionary – 1.3%		
Koninklijke Philips Electronics N.V., Ordinary Shares	268	7,757
Information Technology – 2.6%		
ASML Holding N.V., NY Registry Shares	71	7,700
NXP Semiconductors N.V. (A)	103	7,900
		15,600
Total Netherlands – 3.9%		**$23,357**
Spain		
Financials – 1.6%		
CaixaBank S.A.	1,848	9,681
Total Spain – 1.6%		**$ 9,681**
Switzerland		
Health Care – 1.6%		
Novartis AG, Registered Shares	105	$ 9,734
Total Switzerland – 1.6%		**$ 9,734**
Taiwan		
Information Technology – 1.5%		
MediaTek, Inc.	608	8,839
Total Taiwan – 1.5%		**$ 8,839**
United Kingdom		
Consumer Staples – 1.5%		
SABMiller plc	170	8,873
Energy – 1.4%		
Royal Dutch Shell plc, Class A	245	8,181
Financials – 3.5%		
Aviva plc	864	6,492
Prudential plc	618	14,281
		20,773
Health Care – 1.7%		
Shire plc	141	10,028
Industrials – 0.6%		
Capita Group plc (The)	232	3,885
Total United Kingdom – 8.7%		**$51,740**
United States		
Consumer Discretionary – 6.5%		
Amazon.com, Inc. (A)	43	13,229
Hilton Worldwide Holdings, Inc. (A)	412	10,738
Limited Brands, Inc.	172	14,911
		38,878
Consumer Staples – 2.1%		
InBev N.V.	110	12,430
Energy – 2.4%		
Halliburton Co.	192	7,554
Schlumberger Ltd.	81	6,932
		14,486
Health Care – 8.7%		
Biogen Idec, Inc. (A)	43	14,444
Gilead Sciences, Inc. (A)	149	14,060
HCA Holdings, Inc. (A)	186	13,674
Medtronic, Inc.	133	9,577
		51,755
Industrials – 4.1%		
J.B. Hunt Transport Services, Inc.	176	14,813
Kansas City Southern	76	9,300
		24,113

COMMON STOCKS (Continued)	Shares	Value
Information Technology – 6.5%		
Cognizant Technology Solutions Corp., Class A (A)	251	$ 13,231
Micron Technology, Inc. (A)	121	4,233
Veeco Instruments, Inc. (A)	77	2,701
Visa, Inc., Class A	72	18,805
		38,970
Telecommunication Services – 1.8%		
SBA Communications Corp. (A)	98	10,847
Total United States – 32.1%		**$191,479**
TOTAL COMMON STOCKS – 90.0%		**$535,991**
(Cost: $450,623)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 7.9%		
Air Products and Chemicals, Inc.:		
0.160%, 1-21-15	$ 5,000	$ 5,000
0.160%, 1-26-15	5,000	4,999
CVS Caremark Corp.		
0.450%, 1-13-15	2,000	2,000
General Mills, Inc.		
0.350%, 1-27-15	3,000	2,999
Illinois Tool Works, Inc.		
0.100%, 1-7-15	6,238	6,238
Kellogg Co.		
0.290%, 1-12-15	10,000	9,999
St. Jude Medical, Inc.		
0.220%, 1-15-15	5,000	4,999
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank)		
0.120%, 1-12-15	6,000	6,000
Wal-Mart Stores, Inc.		
0.090%, 1-13-15	3,000	3,000
Walt Disney Co. (The)		
0.060%, 2-17-15	2,000	2,000
		47,234

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.8%		
Toyota Motor Credit Corp.		
0.126%, 1-7-15 (D)	$4,680	$ 4,680
United States Government Agency Obligations – 1.0%		
Overseas Private Investment Corp. (GTD by U.S. Government)		
0.110%, 1-7-15 (D)	6,100	6,100
TOTAL SHORT-TERM SECURITIES – 9.7%		**$ 58,014**
(Cost: $58,014)		
TOTAL INVESTMENT SECURITIES – 99.7%		**$594,005**
(Cost: $508,637)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.3%		**1,817**
NET ASSETS – 100.0%		**$595,822**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At December 31, 2014 the total value of these securities amounted to $4,719 or 0.8% of net assets.

(C) Rate shown is the yield to maturity at December 31, 2014.

(D) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following forward foreign currency contracts were outstanding at December 31, 2014:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
British Pound	15,600	U.S. Dollar	24,464	1-14-15	Morgan Stanley International	$ 151	$—
Euro	60,155	U.S. Dollar	74,757	1-14-15	Morgan Stanley International	1,959	—
						$2,110	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 47,792	$ 67,969	$4,719
Consumer Staples	—	29,500	—
Energy	14,486	8,181	—
Financials	—	38,424	—
Health Care	67,753	44,358	—
Industrials	35,544	45,145	—
Information Technology	67,471	36,247	—
Materials	—	6,078	—
Telecommunication Services	10,847	11,477	—
Total Common Stocks	$243,893	$287,379	$4,719
Short-Term Securities	—	58,014	—
Total	$243,893	$345,393	$4,719
Forward Foreign Currency Contracts	$ —	$ 2,110	$ —

During the period ended December 31, 2014, securities totaling $302,746 were transferred from Level 1 to Level 2. These transfers were the result of fair value prodedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed

Market Sector Diversification

(as a % of net assets)	
Consumer Discretionary	20.3%
Health Care	18.9%
Information Technology	17.4%
Industrials	13.5%
Financials	6.4%
Consumer Staples	5.0%
Energy	3.8%
Telecommunication Services	3.7%
Materials	1.0%
Other+	10.0%

+ Includes cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Asset Allocation

Stocks	**98.1%**
Consumer Discretionary	22.7%
Health Care	19.6%
Information Technology	17.0%
Industrials	15.3%
Financials	9.4%
Consumer Staples	6.2%
Energy	5.9%
Materials	2.0%
Cash and Cash Equivalents	**1.9%**

Lipper Rankings

Category: Lipper Mid-Cap Growth Funds	Rank	Percentile
1 Year	178/421	43
3 Year	281/367	77
5 Year	125/331	38
10 Year	26/226	12

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Intuitive Surgical, Inc.	Health Care	Health Care Equipment
Electronic Arts, Inc.	Information Technology	Home Entertainment Software
Northern Trust Corp.	Financials	Asset Management & Custody Banks
Mead Johnson Nutrition Co.	Consumer Staples	Packaged Foods & Meats
Expeditors International of Washington, Inc.	Industrials	Air Freight & Logistics
Fastenal Co.	Industrials	Trading Companies & Distributors
Microchip Technology, Inc.	Information Technology	Semiconductors
Signature Bank	Financials	Regional Banks
Hain Celestial Group, Inc. (The)	Consumer Staples	Packaged Foods & Meats
Ross Stores, Inc.	Consumer Discretionary	Apparel Retail

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

New Concepts Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 6.4%		
DSW, Inc., Class A	613	$ 22,878
Limited Brands, Inc.	356	30,790
Ross Stores, Inc.	400	37,727
Urban Outfitters, Inc. (A)	830	29,162
		120,557
Apparel, Accessories & Luxury Goods – 3.2%		
Burberry Group plc (B)	930	23,608
Carter's, Inc.	329	28,744
Polo Ralph Lauren Corp.	50	9,209
		61,561
Auto Parts & Equipment – 1.2%		
Gentex Corp.	625	22,570
Department Stores – 1.6%		
Nordstrom, Inc.	382	30,329
Distributors – 2.0%		
LKQ Corp. (A)	1,312	36,885
Hotels, Resorts & Cruise Lines – 0.9%		
Norwegian Cruise Line Holdings Ltd. (A)	380	17,767
Leisure Products – 1.5%		
Mattel, Inc.	936	28,962
Restaurants – 2.8%		
Dunkin' Brands Group, Inc.	708	30,209
Panera Bread Co., Class A (A)	134	23,442
		53,651
Specialty Stores – 3.1%		
Tiffany & Co.	206	22,003
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	286	36,561
		58,564
Total Consumer Discretionary – 22.7%		**430,846**
Consumer Staples		
Distillers & Vintners – 0.9%		
Brown-Forman Corp., Class B	194	17,030
Packaged Foods & Meats – 4.3%		
Hain Celestial Group, Inc. (The) (A)	651	37,952
Mead Johnson Nutrition Co.	433	43,534
		81,486
Personal Products – 1.0%		
Coty, Inc., Class A	978	20,210
Total Consumer Staples – 6.2%		**118,726**
Energy		
Oil & Gas Equipment & Services – 0.8%		
Dril-Quip, Inc. (A)	205	$ 15,691
Oil & Gas Exploration & Production – 5.1%		
Cabot Oil & Gas Corp.	874	25,878
Cimarex Energy Co.	57	5,998
Continental Resources, Inc. (A)	582	22,338
Noble Energy, Inc.	212	10,074
Oasis Petroleum LLC (A)	604	9,990
Southwestern Energy Co. (A)	814	22,225
		96,503
Total Energy – 5.9%		**112,194**
Financials		
Asset Management & Custody Banks – 3.5%		
Northern Trust Corp.	759	51,133
Oaktree Capital Group LLC	283	14,657
		65,790
Regional Banks – 4.8%		
First Republic Bank	686	35,741
Signature Bank (A)(C)	329	41,448
UMB Financial Corp.	250	14,223
		91,412
Specialized Finance – 1.1%		
CME Group, Inc.	236	20,882
Total Financials – 9.4%		**178,084**
Health Care		
Biotechnology – 5.6%		
ACADIA Pharmaceuticals, Inc. (A)	420	13,321
Alkermes plc (A)	412	24,132
BioMarin Pharmaceutical, Inc. (A)	320	28,894
Incyte Corp. (A)	209	15,281
Medivation, Inc. (A)	253	25,162
		106,790
Health Care Distributors – 1.5%		
Henry Schein, Inc. (A)	208	28,383
Health Care Equipment – 4.8%		
Intuitive Surgical, Inc. (A)	108	57,093
Varian Medical Systems, Inc. (A)	399	34,536
		91,629
Health Care Facilities – 1.0%		
Acadia Healthcare Co., Inc. (A)	312	19,105
Health Care Supplies – 2.7%		
Align Technology, Inc. (A)	460	$ 25,700
DENTSPLY International, Inc.	488	25,975
		51,675
Health Care Technology – 1.0%		
Cerner Corp. (A)	290	18,772
Managed Health Care – 1.1%		
Humana, Inc.	144	20,677
Pharmaceuticals – 1.9%		
Zoetis, Inc.	832	35,799
Total Health Care – 19.6%		**372,830**
Industrials		
Air Freight & Logistics – 2.3%		
Expeditors International of Washington, Inc.	967	43,118
Building Products – 2.0%		
Fortune Brands Home & Security, Inc.	828	37,487
Construction Machinery & Heavy Trucks – 1.1%		
Joy Global, Inc.	457	21,276
Electrical Components & Equipment – 1.7%		
Polypore International, Inc. (A)(D)	690	32,449
Environmental & Facilities Services – 1.6%		
Stericycle, Inc. (A)	234	30,682
Industrial Machinery – 1.7%		
Flowserve Corp.	524	31,339
Research & Consulting Services – 2.7%		
CoStar Group, Inc. (A)	127	23,324
Verisk Analytics, Inc., Class A (A)	444	28,432
		51,756
Trading Companies & Distributors – 2.2%		
Fastenal Co.	889	42,276
Total Industrials – 15.3%		**290,383**
Information Technology		
Application Software – 1.3%		
ANSYS, Inc. (A)	289	23,714
Communications Equipment – 1.5%		
F5 Networks, Inc. (A)	212	27,642
Data Processing & Outsourced Services – 1.5%		
Alliance Data Systems Corp. (A)	102	29,281

New Concepts Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

COMMON STOCKS (Continued)	Shares	Value
Home Entertainment Software – 2.9%		
Electronic Arts, Inc. (A)	1,189	$ 55,917
Internet Software & Services – 3.8%		
GrubHub, Inc. (A)	541	19,632
Pandora Media, Inc. (A)	1,972	35,159
WebMD Health Corp., Class A (A)	453	17,920
		72,711
IT Consulting & Other Services – 1.6%		
Teradata Corp. (A)	684	29,893
Semiconductors – 2.2%		
Microchip Technology, Inc.	923	41,652
Systems Software – 1.2%		
ServiceNow, Inc. (A)	336	22,822
Technology Hardware, Storage & Peripherals – 1.0%		
SanDisk Corp.	192	18,855
Total Information Technology – 17.0%		**322,487**
Materials		
Fertilizers & Agricultural Chemicals – 1.1%		
Scotts Miracle-Gro Co. (The)	327	20,385
Specialty Chemicals – 0.9%		
Valspar Corp. (The)	204	$ 17,639
Total Materials – 2.0%		**38,024**
TOTAL COMMON STOCKS – 98.1%		**$1,863,574**
(Cost: $1,395,706)		

SHORT-TERM SECURITIES	Principal	Value
Certificate Of Deposit – 0.4%		
Citibank N.A., 0.180%, 3-9-15	$7,000	7,000
Commercial Paper (E) – 1.6%		
CVS Caremark Corp., 0.450%, 1-13-15	2,000	1,999
Diageo Capital plc (GTD by Diageo plc), 0.410%, 1-8-15	583	583
Exxon Mobil Corp., 0.010%, 1-2-15	5,675	5,675
Illinois Tool Works, Inc., 0.120%, 1-8-15	5,000	5,000
J.M. Smucker Co. (The), 0.300%, 1-5-15	5,000	5,000
John Deere Financial, Inc. (GTD by John Deere Capital Corp.), 0.140%, 1-15-15	4,000	3,999
Kimberly-Clark Corp., 0.100%, 1-9-15	$4,235	$ 4,235
Procter & Gamble Co. (The), 0.120%, 1-13-15	762	762
Wal-Mart Stores, Inc., 0.090%, 1-13-15	2,000	2,000
Walt Disney Co. (The), 0.060%, 2-17-15	2,000	2,000
		31,253
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (F)	1,007	1,007
TOTAL SHORT-TERM SECURITIES – 2.1%		**$ 39,260**
(Cost: $39,261)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$1,902,834**
(Cost: $1,434,967)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		**(3,777)**
NET ASSETS – 100.0%		**$1,899,057**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)All or a portion of securities with an aggregate value of $378 are held in collateralized accounts for OTC derivatives collateral as governed by International Swaps and Derivatives Association, Inc. Master Agreements.

(D)All or a portion of securities with an aggregate value of $3,345 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(E)Rate shown is the yield to maturity at December 31, 2014.

(F)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at December 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
ACADIA Pharmaceuticals, Inc.	Morgan Stanley & Co., Inc.	Put	2,138	February 2015	$28.00	$321	$(203)
Alkermes plc	Barclays Bank plc	Put	1,017	February 2015	50.00	125	(142)
Incyte Corp.	Morgan Stanley & Co., Inc.	Put	614	February 2015	65.00	178	(85)
						$624	$(430)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 407,238	$23,608	$ —
Consumer Staples	118,726	—	—
Energy	112,194	—	—
Financials	178,084	—	—
Health Care	372,830	—	—
Industrials	290,383	—	—
Information Technology	322,487	—	—
Materials	38,024	—	—
Total Common Stocks	$1,839,966	$23,608	$ —
Short-Term Securities	—	39,260	—
Total	$1,839,966	$62,868	$ —
Liabilities			
Written Options	$ —	$ 430	$ —

During the period ended December 31, 2014, securities totaling $23,616 were transferred from Level 1 to Level 2. These transfers were the result of fair value prodedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHLIGHTS
Science and Technology Fund

ALL DATA IS AS OF DECEMBER 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**98.5%**
Information Technology	69.2%
Health Care	16.4%
Industrials	6.6%
Consumer Discretionary	3.2%
Telecommunication Services	1.2%
Financials	1.0%
Materials	0.5%
Utilities	0.4%
Warrants	**0.1%**
Purchased Options	**0.0%**
Cash and Cash Equivalents	**1.4%**

Country Weightings

North America	**79.3%**
United States	79.3%
Europe	**8.8%**
Pacific Basin	**5.5%**
Other	**2.6%**
Bahamas/Caribbean	**2.4%**
Cash and Cash Equivalents and Options	**1.4%**

Lipper Rankings

Category: Lipper Science & Technology Funds	Rank	Percentile
1 Year	146/158	92
3 Year	2/150	2
5 Year	17/139	13
10 Year	6/110	6

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Country	Sector	Industry
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Alliance Data Systems Corp.	United States	Information Technology	Data Processing & Outsourced Services
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
Aspen Technology, Inc.	United States	Information Technology	Application Software
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Isis Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
iGATE Corp.	United States	Information Technology	IT Consulting & Other Services
ACI Worldwide, Inc.	United States	Information Technology	Application Software
Cerner Corp.	United States	Health Care	Health Care Technology
Pentair, Inc.	United Kingdom	Industrials	Industrial Machinery

See your advisor or www.waddell.com for more information on the Fund's most recent published Top 10 Equity Holdings.

Science and Technology Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Consumer Electronics – 3.2%		
Garmin Ltd.	805	$ 42,539
Harman International Industries, Inc.	709	75,625
		118,164
Total Consumer Discretionary – 3.2%		**118,164**
Financials		
Office REITs – 1.0%		
QTS Realty Trust, Inc., Class A	1,123	37,989
Total Financials – 1.0%		**37,989**
Health Care		
Biotechnology – 8.2%		
Evogene Ltd. (A)	1,155	10,638
FibroGen, Inc. (A)	352	9,617
Isis Pharmaceuticals, Inc. (A)	1,987	122,671
Vertex Pharmaceuticals, Inc. (A)	1,383	164,324
		307,250
Health Care Equipment – 0.5%		
Cardiovascular Systems, Inc. (A)	595	17,901
Health Care Facilities – 1.9%		
Tenet Healthcare Corp. (A)	1,369	69,347
Health Care Technology – 2.6%		
Cerner Corp. (A)	1,505	97,287
Life Sciences Tools & Services – 0.9%		
PRA Health Sciences, Inc. (A)	1,460	35,365
Pharmaceuticals – 2.3%		
Teva Pharmaceutical Industries Ltd. ADR	1,498	86,156
Total Health Care – 16.4%		**613,306**
Industrials		
Building Products – 0.7%		
Advanced Drainage Systems, Inc.	1,119	25,722
Construction & Engineering – 1.3%		
Abengoa S.A., Class B (B)	8,713	19,147
Abengoa S.A., Class B ADR	2,899	31,525
		50,672
Electrical Components & Equipment – 0.6%		
SolarCity Corp. (A)	407	21,777
Industrial Conglomerates – 1.4%		
Toshiba Corp. (B)	12,618	$ 53,214
Industrial Machinery – 2.6%		
Pentair, Inc.	1,440	95,638
Total Industrials – 6.6%		**247,023**
Information Technology		
Application Software – 9.3%		
ACI Worldwide, Inc. (A)	5,362	108,154
Aspen Technology, Inc. (A)	4,373	153,145
Globant S.A. (A)	483	7,543
Qlik Technologies, Inc. (A)	1,519	46,919
Silver Spring Networks, Inc. (A)(C)	3,624	30,547
		346,308
Communications Equipment – 0.8%		
Ruckus Wireless, Inc. (A)	2,547	30,616
Data Processing & Outsourced Services – 12.9%		
Alliance Data Systems Corp. (A)	689	197,045
Euronet Worldwide, Inc. (A)	2,546	139,773
EVERTEC, Inc.	1,605	35,523
QIWI plc ADR	1,442	29,110
WNS (Holdings) Ltd. ADR (A)(C)	3,921	81,013
		482,464
Electronic Components – 1.1%		
Universal Display Corp. (A)	1,498	41,557
Electronic Equipment & Instruments – 1.0%		
FLIR Systems, Inc.	1,144	36,972
Internet Software & Services – 7.8%		
21Vianet Group, Inc. ADR (A)	1,239	19,161
Alibaba Group Holding Ltd. ADR (A)	453	47,043
Facebook, Inc., Class A (A)	1,065	83,115
Google, Inc., Class A (A)	97	51,209
Google, Inc., Class C (A)	97	50,797
Twitter, Inc. (A)	1,137	40,781
		292,106
IT Consulting & Other Services – 6.7%		
Acxiom Corp. (A)(C)	4,383	88,853
EPAM Systems, Inc. (A)	865	41,298
iGATE Corp. (A)	3,003	118,559
		248,710
Semiconductor Equipment – 1.3%		
Nanometrics, Inc. (A)	1,058	$ 17,792
Photronics, Inc. (A)(C)	3,419	28,413
		46,205
Semiconductors – 23.3%		
Broadcom Corp., Class A	497	21,531
Cree, Inc. (A)	1,952	62,887
Cypress Semiconductor Corp.	4,404	62,890
Dialog Semiconductor plc (A)(B)	1,760	61,455
Intel Corp.	1,103	40,035
Marvell Technology Group Ltd.	3,125	45,305
Micron Technology, Inc. (A)	8,842	309,565
Microsemi Corp. (A)	2,649	75,182
NXP Semiconductors N.V. (A)	1,239	94,637
Rambus, Inc. (A)	4,298	47,664
Semtech Corp. (A)	1,764	48,625
		869,776
Systems Software – 2.4%		
Microsoft Corp.	1,907	88,557
Technology Hardware, Storage & Peripherals – 2.6%		
Apple, Inc.	502	55,378
SanDisk Corp.	434	42,474
		97,852
Total Information Technology – 69.2%		**2,581,123**
Materials		
Commodity Chemicals – 0.3%		
BioAmber, Inc. (A)(C)	1,644	13,790
Fertilizers & Agricultural Chemicals – 0.2%		
Marrone Bio Innovations, Inc. (A)(C)	1,828	6,597
Total Materials – 0.5%		**20,387**
Telecommunication Services		
Alternative Carriers – 0.6%		
Zayo Group Holdings, Inc. (A)	755	23,080
Integrated Telecommunication Services – 0.6%		
China Unicom Ltd. (B)	5,632	7,548
Windstream Corp.	1,507	12,414
		19,962
Total Telecommunication Services – 1.2%		**43,042**

COMMON STOCKS

(Continued)	Shares	Value
Utilities		
Renewable Electricity – 0.4%		
Abengoa Yield plc . .	510	$ 13,933
Total Utilities – 0.4%		**13,933**
TOTAL COMMON STOCKS – 98.5%		**$3,674,967**
(Cost: $2,170,203)		

WARRANTS

	Shares	Value
Commodity Chemicals – 0.1%		
BioAmber, Inc., Expires 5-9-17 (C)(D)	1,423	2,248
TOTAL WARRANTS – 0.1%		**$ 2,248**
(Cost: $167)		

PURCHASED OPTIONS

	Number of Contracts (Unrounded)	Value
Intel Corp., Call $39.00, Expires 3-20-15, OTC (Ctrpty: Credit Suisse (USA), Inc.) . . .	32,380	1,765
TOTAL PURCHASED OPTIONS – 0.0%		**$ 1,765**
(Cost: $3,885)		

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (E) – 1.5%		
Air Products and Chemicals, Inc., 0.160%, 1-21-15 . . .	$ 5,000	4,999

SHORT-TERM SECURITIES

(Continued)	Principal	Value
Commercial Paper (E) (Continued)		
BMW U.S. Capital LLC (GTD by BMW AG), 0.100%, 1-12-15 . . .	$20,000	$ 19,999
CVS Caremark Corp., 0.450%, 1-13-15 . . .	2,000	2,000
General Mills, Inc., 0.360%, 1-15-15 . . .	7,300	7,299
Illinois Tool Works, Inc., 0.120%, 1-14-15 . . .	5,000	5,000
John Deere Canada ULC (GTD by Deere & Co.), 0.110%, 1-15-15 . . .	5,000	5,000
Procter & Gamble Co. (The), 0.120%, 1-13-15 . . .	5,000	5,000
St. Jude Medical, Inc., 0.220%, 1-2-15	358	358
Wisconsin Gas LLC, . . . 0.170%,1-8-15	7,000	7,000
		56,655
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (F) . .	2,254	2,254
TOTAL SHORT-TERM SECURITIES – 1.6%		**$ 58,909**
(Cost: $58,909)		
TOTAL INVESTMENT SECURITIES – 100.2%		**$3,737,889**
(Cost: $2,233,164)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.2)%		**(5,655)**
NET ASSETS – 100.0%		**$3,732,234**

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(E) Rate shown is the yield to maturity at December 31, 2014.

(F) Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at December 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Intel Corp.	Credit Suisse (USA), Inc.	Put	32,380	March 2015	$33.00	$1,587	$(1,927)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Consumer Discretionary	$ 118,164	$ —	$ —
Financials	37,989	—	—
Health Care	613,306	—	—
Industrials	174,662	72,361	—
Information Technology	2,519,668	61,455	—
Materials	20,387	—	—
Telecommunication Services	35,494	7,548	—
Utilities	13,933	—	—
Total Common Stocks	$3,533,603	$141,364	$ —
Warrants	2,248	—	—
Purchased Options	—	1,765	—
Short-Term Securities	—	58,909	—
Total	$3,535,851	$202,038	$ —
Liabilities			
Written Options	$ —	$ 1,927	$ —

During the period ended December 31, 2014, securities totaling $3,578 were transferred from Level 2 to Level 1 due to increased availability of observable market data due to increased market activity or information for these securities.

Securities totaling $116,558 were transferred from Level 1 to Level 2. These transfers were the result of fair value procedures applied to international securities due to significant market movement of the S&P 500 on December 31, 2014.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter
REIT = Real Estate Investment Trust

Country Diversification

(as a % of net assets)	
United States	79.3%
Israel	2.6%
United Kingdom	2.6%
Netherlands	2.5%
Bermuda	2.4%
India	2.2%
China	1.9%
Germany	1.6%
Japan	1.4%
Spain	1.3%
Other Countries	0.8%
Other+	1.4%

+Includes options, cash and cash equivalents and other assets and liabilities

See Accompanying Notes to Financial Statements.

Small Cap Fund

Asset Allocation

Stocks	96.7%
Consumer Discretionary	26.7%
Industrials	21.0%
Health Care	15.1%
Information Technology	14.5%
Financials	14.5%
Consumer Staples	2.5%
Energy	2.4%
Cash and Cash Equivalents	**3.3%**

Lipper Rankings

Category: Lipper Small-Cap Growth Funds	Rank	Percentile
1 Year	255/530	49
3 Year	174/464	38
5 Year	151/408	37
10 Year	36/286	13

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
DexCom, Inc.	Health Care	Health Care Equipment
Vail Resorts, Inc.	Consumer Discretionary	Leisure Facilities
Ultimate Software Group, Inc. (The)	Information Technology	Application Software
Cepheid	Health Care	Biotechnology
SVB Financial Group	Financials	Regional Banks
Bank of the Ozarks, Inc.	Financials	Regional Banks
Jack Henry & Associates, Inc.	Information Technology	Data Processing & Outsourced Services
Watsco, Inc.	Industrials	Trading Companies & Distributors
HNI Corp.	Industrials	Office Services & Supplies
Landstar System, Inc.	Industrials	Trucking

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

Small Cap Fund (in thousands) DECEMBER 31, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 2.1%		
Boot Barn Holdings, Inc. (A)	98	$ 1,776
Zumiez, Inc. (A)	426	16,442
		18,218
Apparel, Accessories & Luxury Goods – 3.7%		
Carter's, Inc.	154	13,437
Fifth & Pacific Co., Inc. (A)	398	12,727
Oxford Industries, Inc.	120	6,620
		32,784
Automotive Retail – 5.0%		
Asbury Automotive Group, Inc. (A)	170	12,899
Corner Store Holdings, Inc.	97	4,213
Lithia Motors, Inc.	184	15,951
Monro Muffler Brake, Inc.	183	10,583
		43,646
Broadcasting – 0.7%		
Cumulus Media, Inc., Class A (A)	800	3,384
Townsquare Media, Inc. (A)	221	2,920
		6,304
Distributors – 1.4%		
Pool Corp.	198	12,548
General Merchandise Stores – 1.6%		
Burlington Stores, Inc. (A)	303	14,315
Hotels, Resorts & Cruise Lines – 1.8%		
La Quinta Holdings, Inc. (A)	730	16,110
Leisure Facilities – 4.0%		
Intrawest Resorts Holdings, Inc. (A)	625	7,456
Vail Resorts, Inc.	299	27,221
		34,677
Restaurants – 5.2%		
Dave & Buster's Entertainment, Inc. (A)	246	6,723
Fiesta Restaurant Group, Inc. (A)	259	15,717
Sonic Corp.	596	16,232
Zoe's Kitchen, Inc. (A)	221	6,598
		45,270
Specialty Stores – 1.2%		
Cabela's, Inc., Class A (A)	106	5,603
Five Below, Inc. (A)	111	4,545
		10,148
Total Consumer Discretionary – 26.7%		**234,020**
Consumer Staples		
Food Distributors – 1.3%		
United Natural Foods, Inc. (A)	146	$ 11,289
Packaged Foods & Meats – 1.2%		
Lance, Inc.	352	10,751
Total Consumer Staples – 2.5%		**22,040**
Energy		
Oil & Gas Equipment & Services – 1.6%		
Dril-Quip, Inc. (A)	34	2,595
Matrix Service Co. (A)	485	10,832
		13,427
Oil & Gas Exploration & Production – 0.8%		
Diamondback Energy, Inc. (A)	65	3,880
RSP Permian, Inc. (A)	135	3,391
		7,271
Total Energy – 2.4%		**20,698**
Financials		
Asset Management & Custody Banks – 2.0%		
Financial Engines, Inc.	124	4,543
WisdomTree Investment, Inc.	827	12,966
		17,509
Consumer Finance – 3.1%		
First Cash Financial Services, Inc. (A)	197	10,972
Portfolio Recovery Associates, Inc. (A)	275	15,955
		26,927
Investment Banking & Brokerage – 1.6%		
Moelis & Co., Class A	399	13,951
Real Estate Services – 0.7%		
RE/MAX Holdings, Inc., Class A	194	6,655
Regional Banks – 7.1%		
Bank of the Ozarks, Inc.	541	20,511
Cathay General Bancorp	428	10,953
IBERIABANK Corp.	150	9,721
SVB Financial Group (A)	179	20,788
		61,973
Total Financials – 14.5%		**127,015**
Health Care		
Biotechnology – 3.3%		
ACADIA Pharmaceuticals, Inc. (A)	181	5,760
Cepheid (A)	409	22,132
Biotechnology (Continued)		
Juno Therapeutics, Inc. (A)	27	$ 1,431
		29,323
Health Care Equipment – 4.9%		
Cardiovascular Systems, Inc. (A)	158	4,741
Cyberonics, Inc. (A)	79	4,393
DexCom, Inc. (A)	498	27,437
Heartware International, Inc. (A)	85	6,271
		42,842
Health Care Facilities – 0.8%		
Surgical Care Affiliates, Inc. (A)	217	7,305
Health Care Services – 1.7%		
AMN Healthcare Services, Inc. (A)	297	5,811
ExamWorks Group, Inc. (A)	226	9,383
		15,194
Health Care Supplies – 2.7%		
Endologix, Inc. (A)	184	2,807
LDR Holding Corp. (A)	187	6,123
Spectranetics Corp. (The) (A)	426	14,728
		23,658
Health Care Technology – 1.0%		
Medidata Solutions, Inc. (A)	182	8,700
Pharmaceuticals – 0.7%		
Akorn, Inc. (A)	159	5,759
Total Health Care – 15.1%		**132,781**
Industrials		
Air Freight & Logistics – 1.3%		
Hub Group, Inc. (A)	294	11,203
Construction & Engineering – 1.5%		
Primoris Services Corp.	566	13,165
Construction Machinery & Heavy Trucks – 3.0%		
Wabash National Corp. (A)	865	10,694
Westinghouse Air Brake Technologies Corp.	179	15,520
		26,214
Environmental & Facilities Services – 1.0%		
Waste Connections, Inc.	196	8,640
Human Resource & Employment Services – 1.1%		
Kforce, Inc.	392	9,459

COMMON STOCKS (Continued)	Shares	Value
Industrial Machinery – 3.4%		
CLARCOR, Inc.	228	$ 15,167
Graham Corp.	222	6,387
Tennant Co.	117	8,425
		29,979
Office Services & Supplies – 2.0%		
HNI Corp.	340	17,376
Trading Companies & Distributors – 3.8%		
Rush Enterprises, Inc. (A)	478	15,313
Watsco, Inc.	171	18,276
		33,589
Trucking – 3.9%		
Covenant Transportation Group, Inc., Class A (A)	183	4,953
Landstar System, Inc.	229	16,588
Saia, Inc. (A)	232	12,849
		34,390
Total Industrials – 21.0%		**184,015**
Information Technology		
Application Software – 6.4%		
Manhattan Associates, Inc. (A)	73	2,952
SS&C Technologies Holdings, Inc.	269	15,728
Tyler Technologies, Inc. (A)	102	11,130
Ultimate Software Group, Inc. (The) (A)	179	26,248
		56,058
Data Processing & Outsourced Services – 2.2%		
Jack Henry & Associates, Inc.	320	19,872
Electronic Equipment & Instruments – 0.7%		
MTS Systems Corp.	80	5,988
Internet Software & Services – 2.9%		
Demandware, Inc. (A)	263	15,110
New Relic, Inc. (A)	75	2,625
Textura Corp. (A)	266	7,560
		25,295
Semiconductors – 2.3%		
Diodes, Inc. (A)	151	4,168
Microsemi Corp. (A)	245	6,962
Power Integrations, Inc.	179	9,272
		20,402
Total Information Technology – 14.5%		**127,615**

COMMON STOCKS (Continued)		Value
TOTAL COMMON STOCKS – 96.7%		**$848,184**
(Cost: $562,383)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 3.0%		
Emerson Electric Co., 0.140%, 1-15-15	$ 7,000	6,999
St. Jude Medical, Inc., 0.250%, 1-26-15	10,000	9,998
Toronto-Dominion Holdings USA, Inc. (GTD by Toronto Dominion Bank), 0.120%, 1-13-15	6,000	6,000
Unilever Capital Corp. (GTD by Unilever N.V.), 0.120%, 1-6-15	3,000	3,000
		25,997
Master Note – 0.3%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (C)	2,850	2,850
TOTAL SHORT-TERM SECURITIES – 3.3%		$ 28,847
(Cost: $28,847)		
TOTAL INVESTMENT SECURITIES – 100.0%		$877,031
(Cost: $591,230)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – 0.0%		(118)
NET ASSETS – 100.0%		$876,913

Small Cap Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following total return swap agreements were outstanding at December 31, 2014:

Counterparty	Number of Shares	Underlying Security	Termination Date	Notional Amount	Financing Fee[1]	Unrealized Appreciation
JPMorgan Chase Bank N.A.	252,588	Biotech Custom Index	09/09/2015	$27,214	1M LIBOR less 50 bps	$1,248

(1)The Fund pays the financing fee multiplied by the notional amount each month. On the termination date of the swap contracts, the Fund will pay/receive the return of the underlying security.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$848,184	$ —	$ —
Short-Term Securities	—	28,847	—
Total	$848,184	$28,847	$ —
Total Return Swaps	$ —	$ 1,248	$ —

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

GTD = Guaranteed

See Accompanying Notes to Financial Statements.

Tax-Managed Equity Fund

Asset Allocation

Stocks	**97.8%**
Information Technology	24.6%
Consumer Discretionary	23.3%
Health Care	21.7%
Industrials	14.7%
Consumer Staples	8.6%
Energy	2.6%
Telecommunication Services	2.3%
Cash and Cash Equivalents	**2.2%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	223/700	32
3 Year	276/616	45
5 Year	276/546	51
10 Year	30/385	8

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Limited Brands, Inc.	Consumer Discretionary	Apparel Retail
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Allergan, Inc.	Health Care	Pharmaceuticals
NIKE, Inc., Class B	Consumer Discretionary	Footwear
Amazon.com, Inc.	Consumer Discretionary	Internet Retail
salesforce.com, Inc.	Information Technology	Application Software
Verisk Analytics, Inc., Class A	Industrials	Research & Consulting Services
Gilead Sciences, Inc.	Health Care	Biotechnology

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

BEFORE-AND AFTER-TAX RETURNS
Tax-Managed Equity Fund

ALL DATA IS AS OF DECEMBER 31, 2014 (UNAUDITED)

Before- and After-Tax Returns[1]	1-year period ended 12-31-14	5-year period ended 12-31-14	10-year period ended 12-31-14
Class A			
Before Taxes	5.42%	12.70%	8.65%
After Taxes on Distributions	3.70%	11.77%	8.20%
After Taxes on Distributions and Sale of Fund Shares	4.46%[2]	10.13%	7.07%
Class B[4]			
Before Taxes	6.81%	12.82%	8.47%
After Taxes on Distributions	4.75%	11.83%	8.02%
After Taxes on Distributions and Sale of Fund Shares	5.52%[2]	10.23%	6.91%
Class C			
Before Taxes	10.89%	13.04%	8.29%
After Taxes on Distributions	8.83%	12.04%	7.81%
After Taxes on Distributions and Sale of Fund Shares	7.83%[2]	10.41%	6.76%
Russell 1000 Growth Index[3]	13.05%	15.81%	8.49%

(1)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month end performance. Class A shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase).

(2)After-tax returns may be better than before-tax returns due to an assumed tax benefit from losses on a sale of the Fund's shares at the end of the period.

(3)Reflects no deduction for fees, expenses or taxes.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

The table above shows average annual returns on a before-tax and after-tax basis. Returns Before Taxes shows the actual change in the value of the Fund shares over the periods shown, but does not reflect the impact of taxes on Fund distributions or the sale of Fund shares. The two after-tax returns take into account taxes that may be associated with owning Fund shares. Returns After Taxes on Distributions is the Fund's actual performance, adjusted by the effect of taxes on distributions made by the Fund during the period shown. Returns After Taxes on Distributions and Sale of Fund Shares is further adjusted to reflect the tax impact on any change in the value of Fund shares as if they had been sold on the last day of the period.

After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. After-tax returns are not relevant to investors who hold their Fund shares through tax-deferred arrangements, such as 401(k) plans or individual retirement accounts, or to shares held by non-taxable entities.

Tax-Managed Equity Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 4.2%		
Limited Brands, Inc.	160	$13,831
Broadcasting – 1.0%		
CBS Corp., Class B	61	3,365
Cable & Satellite – 3.9%		
Comcast Corp., Class A	113	6,578
Time Warner Cable, Inc.	41	6,250
		12,828
Casinos & Gaming – 1.5%		
Las Vegas Sands, Inc.	47	2,745
Wynn Resorts Ltd.	15	2,261
		5,006
Footwear – 2.7%		
NIKE, Inc., Class B	94	9,048
Hotels, Resorts & Cruise Lines – 2.1%		
Hilton Worldwide Holdings, Inc. (A)	162	4,214
Starwood Hotels & Resorts Worldwide, Inc.	34	2,756
		6,970
Internet Retail – 5.8%		
Amazon.com, Inc. (A)	27	8,529
JD.com, Inc. ADR (A)	144	3,324
priceline.com, Inc. (A)	6	7,297
		19,150
Movies & Entertainment – 2.1%		
Twenty-First Century Fox, Inc., Class A	179	6,874
Total Consumer Discretionary – 23.3%		**77,072**
Consumer Staples		
Brewers – 1.5%		
Anheuser-Busch InBev S.A. ADR	44	4,942
Food Retail – 1.7%		
Casey's General Stores, Inc.	61	5,516
Hypermarkets & Super Centers – 1.6%		
Costco Wholesale Corp.	37	5,238
Packaged Foods & Meats – 1.2%		
Mead Johnson Nutrition Co.	41	4,162
Personal Products – 1.0%		
Estee Lauder Co., Inc. (The), Class A	46	3,482
Tobacco – 1.6%		
Philip Morris International, Inc.	65	$ 5,270
Total Consumer Staples – 8.6%		**28,610**
Energy		
Oil & Gas Equipment & Services – 2.6%		
Halliburton Co.	82	3,205
Schlumberger Ltd.	63	5,382
		8,587
Total Energy – 2.6%		**8,587**
Health Care		
Biotechnology – 8.8%		
Alexion Pharmaceuticals, Inc. (A)	27	5,070
Biogen Idec, Inc. (A)	24	8,249
Gilead Sciences, Inc. (A)	88	8,276
Incyte Corp. (A)	56	4,072
Vertex Pharmaceuticals, Inc. (A)	29	3,457
		29,124
Health Care Facilities – 3.2%		
HCA Holdings, Inc. (A)	66	4,873
Universal Health Services, Inc., Class B	51	5,641
		10,514
Pharmaceuticals – 9.7%		
Actavis plc (A)	29	7,388
Allergan, Inc.	47	9,992
Bristol-Myers Squibb Co.	124	7,337
Teva Pharmaceutical Industries Ltd. ADR	132	7,568
		32,285
Total Health Care – 21.7%		**71,923**
Industrials		
Aerospace & Defense – 3.8%		
Boeing Co. (The)	52	6,772
Precision Castparts Corp.	24	5,877
		12,649
Construction Machinery & Heavy Trucks – 0.5%		
Caterpillar, Inc.	20	1,803
Industrial Machinery – 1.2%		
Pall Corp.	40	4,069
Railroads – 4.3%		
Canadian Pacific Railway Ltd.	9	1,676
Kansas City Southern	38	4,686
Union Pacific Corp.	67	8,006
		14,368
Research & Consulting Services – 2.6%		
Verisk Analytics, Inc., Class A (A)	132	$ 8,454
Trucking – 2.3%		
J.B. Hunt Transport Services, Inc.	89	7,490
Total Industrials – 14.7%		**48,833**
Information Technology		
Application Software – 4.8%		
Adobe Systems, Inc. (A)	102	7,445
salesforce.com, Inc. (A)	143	8,475
		15,920
Communications Equipment – 0.7%		
F5 Networks, Inc. (A)	17	2,270
Data Processing & Outsourced Services – 8.2%		
FleetCor Technologies, Inc. (A)	42	6,261
MasterCard, Inc., Class A	117	10,115
Visa, Inc., Class A	42	10,881
		27,257
Internet Software & Services – 4.8%		
Facebook, Inc., Class A (A)	95	7,373
Google, Inc., Class A (A)	8	4,298
Google, Inc., Class C (A)	8	4,264
		15,935
Semiconductor Equipment – 2.2%		
Applied Materials, Inc.	292	7,264
Technology Hardware, Storage & Peripherals – 3.9%		
Apple, Inc.	118	12,998
Total Information Technology – 24.6%		**81,644**
Telecommunication Services		
Wireless Telecommunication Service – 2.3%		
SBA Communications Corp. (A)	69	7,587
Total Telecommunication Services – 2.3%		**7,587**
TOTAL COMMON STOCKS – 97.8%		**$324,256**

(Cost: $220,520)

Tax-Managed Equity Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 1.5%		
Campbell Soup Co., 0.480%, 2-11-15	$5,000	$ 4,997
Master Note – 0.6%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (C) . . .	1,898	1,898
TOTAL SHORT-TERM SECURITIES – 2.1%		**$ 6,895**
(Cost: $6,895)		
TOTAL INVESTMENT SECURITIES – 99.9%		**$331,151**
(Cost: $227,415)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		**282**
NET ASSETS – 100.0%		**$331,433**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$324,256	$ —	$ —
Short-Term Securities	—	6,895	—
Total	$324,256	$6,895	$ —

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipts

See Accompanying Notes to Financial Statements.

PORTFOLIO HIGHTLIGHTS
Value Fund

ALL DATA IS AS OF DECEMBER 31, 2014 (UNAUDITED)

Asset Allocation

Stocks	**92.1%**
Financials	25.8%
Consumer Discretionary	14.8%
Information Technology	13.8%
Health Care	13.0%
Energy	13.0%
Consumer Staples	9.2%
Materials	2.4%
Utilities	0.1%
Cash and Cash Equivalents	**7.9%**

Lipper Rankings

Category: Lipper Large-Cap Value Funds	Rank	Percentile
1 Year	286/498	58
3 Year	101/440	23
5 Year	147/385	39
10 Year	88/273	33

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Western Digital Corp.	Information Technology	Technology Hardware, Storage & Peripherals
American International Group, Inc.	Financials	Multi-Line Insurance
Citigroup, Inc.	Financials	Other Diversified Financial Services
SanDisk Corp.	Information Technology	Technology Hardware, Storage & Peripherals
Capital One Financial Corp.	Financials	Consumer Finance
Teva Pharmaceutical Industries Ltd. ADR	Health Care	Pharmaceuticals
Time Warner Cable, Inc.	Consumer Discretionary	Cable & Satellite
JPMorgan Chase & Co.	Financials	Other Diversified Financial Services
Philip Morris International, Inc.	Consumer Staples	Tobacco
MetLife, Inc.	Financials	Life & Health Insurance

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings

2014 SEMIANNUAL REPORT **53**

Value Fund *(in thousands)*

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 0.2%		
Coach, Inc.	61	$ 2,280
Cable & Satellite – 5.1%		
Comcast Corp., Class A	165	9,566
Time Warner Cable, Inc. (A)	255	38,836
		48,402
Casinos & Gaming – 0.9%		
Las Vegas Sands, Inc.	140	8,119
Melco PBL Entertainment (Macau) Ltd. ADR	39	986
		9,105
Department Stores – 2.0%		
Macy's, Inc.	285	18,732
General Merchandise Stores – 1.9%		
Target Corp. (A)	233	17,702
Homebuilding – 2.1%		
Pulte Homes, Inc.	953	20,443
Hotels, Resorts & Cruise Lines – 2.6%		
Wyndham Worldwide Corp.	285	24,433
Total Consumer Discretionary – 14.8%		141,097
Consumer Staples		
Brewers – 0.8%		
Molson Coors Brewing Co., Class B	107	8,003
Drug Retail – 3.0%		
CVS Caremark Corp.	294	28,296
Soft Drinks – 2.0%		
Coca-Cola Enterprises, Inc.	430	19,006
Tobacco – 3.4%		
Philip Morris International, Inc.	400	32,596
Total Consumer Staples – 9.2%		87,901
Energy		
Integrated Oil & Gas – 1.0%		
Occidental Petroleum Corp.	119	9,625
Oil & Gas Refining & Marketing – 2.6%		
Marathon Petroleum Corp. (A)	278	25,052
Oil & Gas Storage & Transportation – 9.4%		
Atlas Energy L.P.	606	18,877
Atlas Pipeline Partners L.P.	801	21,842
MarkWest Energy Partners L.P.	187	12,538

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation (Continued)		
Regency Energy Partners L.P.	941	$ 22,583
Targa Resources Corp.	26	2,715
VTTI Energy Partners L.P. . .	422	10,468
		89,023
Total Energy – 13.0%		123,700
Financials		
Asset Management & Custody Banks – 1.7%		
State Street Corp.	203	15,936
Consumer Finance – 4.4%		
Capital One Financial Corp.	506	41,770
Life & Health Insurance – 3.3%		
MetLife, Inc.	590	31,913
Multi-Line Insurance – 4.7%		
American International Group, Inc.	811	45,447
Other Diversified Financial Services – 8.6%		
Citigroup, Inc. (A)	810	43,813
JPMorgan Chase & Co.	610	38,167
		81,980
Reinsurance – 3.1%		
Reinsurance Group of America, Inc.	336	29,439
Total Financials – 25.8%		246,485
Health Care		
Biotechnology – 2.5%		
Amgen, Inc. (A)	147	23,352
Health Care Facilities – 2.3%		
HCA Holdings, Inc. (B)	302	22,164
Managed Health Care – 3.8%		
Aetna, Inc.	56	4,957
Humana, Inc.	159	22,894
WellPoint, Inc.	69	8,709
		36,560
Pharmaceuticals – 4.4%		
Sanofi ADR	57	2,595
Teva Pharmaceutical Industries Ltd. ADR	687	39,533
		42,128
Total Health Care – 13.0%		124,204
Information Technology		
Electronic Equipment & Instruments – 3.1%		
Xerox Corp.	2,144	29,709

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 1.0%		
Micron Technology, Inc. (B)	274	$ 9,585
Technology Hardware, Storage & Peripherals – 9.7%		
SanDisk Corp.	446	43,729
Western Digital Corp. (A)	436	48,287
		92,016
Total Information Technology – 13.8%		131,310
Materials		
Diversified Chemicals – 2.4%		
Dow Chemical Co. (The)	496	22,641
Total Materials – 2.4%		22,641
Utilities		
Electric Utilities – 0.1%		
Exelon Corp.	28	1,049
Total Utilities – 0.1%		1,049
TOTAL COMMON STOCKS – 92.1%		$878,387
(Cost: $669,098)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 7.7%		
Bemis Co., Inc., 0.360%, 1-7-15	$ 5,500	5,500
BorgWarner, Inc., 0.330%, 1-9-15	5,000	4,999
DTE Energy Co. (GTD by Detroit Edison Co.), 0.400%, 1-8-15	3,000	3,000
Exxon Mobil Corp., 0.010%, 1-2-15	3,253	3,253
Federal Home Loan Bank, 0.055%, 1-9-15	5,000	5,000
Harley-Davidson Financial Services (GTD by Harley-Davidson Credit Corp.), 0.220%, 1-13-15	5,000	4,999
Illinois Tool Works, Inc., 0.120%, 1-14-15	10,000	9,999
John Deere Capital Corp., 0.140%, 2-9-15	12,000	11,998
NBCUniversal Enterprise, Inc., 0.340%, 1-13-15	10,000	9,999
Unilever Capital Corp. (GTD by Unilever N.V.), 0.120%, 1-6-15	9,900	9,900
Wal-Mart Stores, Inc., 0.090%, 1-13-15	3,000	3,000

Value Fund (in thousands) DECEMBER 31, 2014 (UNAUDITED)

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (C) (Continued)		
Walt Disney Co. (The), 0.060%, 2-17-15	$2,000	$ 2,000
		73,647
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.126%, 1-7-15 (D)	1,251	1,251
United States Government Agency Obligations – 0.2%		
Overseas Private Investment Corp. (GTD by U.S. Government), 0.110%, 1-7-15 (D)	1,704	1,704

SHORT-TERM SECURITIES (Continued)	Value
TOTAL SHORT-TERM SECURITIES – 8.0%	**$ 76,602**
(Cost: $76,603)	
TOTAL INVESTMENT SECURITIES – 100.1%	**$954,989**
(Cost: $745,701)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%	**(1,219)**
NET ASSETS – 100.0%	**$953,770**

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $40,358 are held in collateralized accounts to cover potential obligations with respect to outstanding written options.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at December 31, 2014.

(D)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following written options were outstanding at December 31, 2014 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Expiration Month	Exercise Price	Premium Received	Value
Amgen, Inc.	N/A	Call	193	January 2015	$160.00	$137	$(102)
Las Vegas Sands, Inc.	N/A	Put	461	January 2015	50.00	19	(6)
	N/A	Put	461	January 2015	52.25	27	(9)
Marathon Petroleum Corp.	N/A	Call	993	January 2015	100.00	178	(15)
Time Warner Cable, Inc.	N/A	Call	604	January 2015	170.00	71	(3)
Western Digital Corp.	N/A	Call	290	January 2015	105.00	35	(185)
	N/A	Call	255	February 2015	115.00	93	(73)
	N/A	Call	255	February 2015	120.00	50	(38)
	N/A	Call	255	February 2015	130.00	12	(9)
						$622	$(440)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$878,387	$ —	$ —
Short-Term Securities	—	76,602	—
Total	$878,387	$76,602	$ —
Liabilities			
Written Options	$ 440	$ —	$ —

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
OTC = Over the Counter

See Accompanying Notes to Financial Statements.

Vanguard Fund

Asset Allocation

Stocks	**97.2%**
Information Technology	31.0%
Consumer Discretionary	24.6%
Health Care	22.1%
Industrials	11.7%
Consumer Staples	2.7%
Energy	2.3%
Telecommunication Services	1.6%
Materials	1.2%
Cash and Cash Equivalents	**2.8%**

Lipper Rankings

Category: Lipper Large-Cap Growth Funds	Rank	Percentile
1 Year	254/700	37
3 Year	435/616	71
5 Year	274/546	51
10 Year	114/385	30

Past performance is no guarantee of future results. Rankings are for Class A shares and are based on average annual total returns, but do not consider sales charges. Rankings for other share classes may vary.

Top 10 Equity Holdings

Company	Sector	Industry
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Gilead Sciences, Inc.	Health Care	Biotechnology
Celgene Corp.	Health Care	Biotechnology
Biogen Idec, Inc.	Health Care	Biotechnology
Canadian Pacific Railway Ltd.	Industrials	Railroads
Applied Materials, Inc.	Information Technology	Semiconductor Equipment
Home Depot, Inc. (The)	Consumer Discretionary	Home Improvement Retail
Union Pacific Corp.	Industrials	Railroads
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services

See your advisor or www.waddell.com for more information on the Fund's most recently published Top 10 Equity Holdings.

COMMON STOCKS	Shares	Value
Consumer Discretionary		
Apparel Retail – 1.2%		
Limited Brands, Inc.	202	$ 17,474
Apparel, Accessories & Luxury Goods – 0.9%		
Under Armour, Inc., Class A (A)	189	12,826
Automotive Retail – 2.1%		
AutoZone, Inc. (A)	14	8,420
O'Reilly Automotive, Inc. (A)	112	21,496
		29,916
Broadcasting – 1.1%		
CBS Corp., Class B	284	15,700
Cable & Satellite – 1.8%		
Comcast Corp., Class A	447	25,931
Casinos & Gaming – 1.3%		
Las Vegas Sands, Inc.	184	10,678
Wynn Resorts Ltd.	54	8,063
		18,741
Consumer Electronics – 2.9%		
Harman International Industries, Inc.	391	41,745
Footwear – 1.5%		
NIKE, Inc., Class B	226	21,768
Home Improvement Retail – 3.5%		
Home Depot, Inc. (The)	486	50,963
Hotels, Resorts & Cruise Lines – 1.8%		
Hilton Worldwide Holdings, Inc. (A)	1,015	26,484
Internet Retail – 2.1%		
Amazon.com, Inc. (A)	54	16,821
priceline.com, Inc. (A)	12	13,797
		30,618
Motorcycle Manufacturers – 2.5%		
Harley-Davidson, Inc.	550	36,257
Restaurants – 0.5%		
Starbucks Corp.	91	7,458
Specialty Stores – 1.4%		
Ulta Salon, Cosmetics & Fragrance, Inc. (A)	165	21,132
Total Consumer Discretionary – 24.6%		**357,013**
Consumer Staples		
Brewers – 2.2%		
Anheuser-Busch InBev S.A. ADR	291	32,640

COMMON STOCKS (Continued)	Shares	Value
Tobacco – 0.5%		
Philip Morris International, Inc.	85	$ 6,923
Total Consumer Staples – 2.7%		**39,563**
Energy		
Oil & Gas Equipment & Services – 1.2%		
Schlumberger Ltd.	197	16,824
Oil & Gas Exploration & Production – 1.1%		
EOG Resources, Inc.	172	15,827
Total Energy – 2.3%		**32,651**
Health Care		
Biotechnology – 13.7%		
Alexion Pharmaceuticals, Inc. (A)	20	3,700
Biogen Idec, Inc. (A)	186	63,104
Celgene Corp. (A)	587	65,651
Gilead Sciences, Inc. (A)	701	66,048
		198,503
Health Care Facilities – 3.0%		
HCA Holdings, Inc. (A)	599	43,946
Pharmaceuticals – 5.4%		
Actavis plc (A)	57	14,647
Allergan, Inc.	148	31,506
Bristol-Myers Squibb Co.	530	31,262
		77,415
Total Health Care – 22.1%		**319,864**
Industrials		
Aerospace & Defense – 3.6%		
Boeing Co. (The)	195	25,307
Precision Castparts Corp.	111	26,738
		52,045
Railroads – 8.1%		
Canadian Pacific Railway Ltd.	271	52,122
Kansas City Southern	138	16,816
Union Pacific Corp.	404	48,164
		117,102
Total Industrials – 11.7%		**169,147**
Information Technology		
Application Software – 1.5%		
Adobe Systems, Inc. (A)	308	22,355
Data Processing & Outsourced Services – 9.9%		
FleetCor Technologies, Inc. (A)	189	28,091

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services (Continued)		
MasterCard, Inc., Class A	790	$ 68,058
Visa, Inc., Class A	180	47,091
		143,240
Internet Software & Services – 7.1%		
Facebook, Inc., Class A (A)	561	43,754
Google, Inc., Class A (A)	38	20,112
Google, Inc., Class C (A)	50	26,425
LendingClub Corp. (A)	97	2,446
LinkedIn Corp., Class A (A)	43	9,878
		102,615
IT Consulting & Other Services – 1.9%		
Cognizant Technology Solutions Corp., Class A (A)	510	26,867
Semiconductor Equipment – 3.8%		
Applied Materials, Inc.	2,056	51,246
Lam Research Corp.	54	4,284
		55,530
Semiconductors – 1.6%		
NXP Semiconductors N.V. (A)	301	23,004
Technology Hardware, Storage & Peripherals – 5.2%		
Apple, Inc.	686	75,773
Total Information Technology – 31.0%		**449,384**
Materials		
Diversified Chemicals – 1.2%		
PPG Industries, Inc.	74	17,059
Total Materials – 1.2%		**17,059**
Telecommunication Services		
Wireless Telecommunication Service – 1.6%		
American Tower Corp., Class A	180	17,823
SBA Communications Corp. (A)	46	5,117
		22,940
Total Telecommunication Services – 1.6%		**22,940**
TOTAL COMMON STOCKS – 97.2%		**$1,407,621**
(Cost: $853,914)		

Vanguard Fund *(in thousands)* DECEMBER 31, 2014 (UNAUDITED)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 1.7%		
BorgWarner, Inc., 0.330%, 1–9–15	$ 5,000	$ 5,000
Illinois Tool Works, Inc., 0.130%, 1–23–15	6,000	5,999
NBCUniversal Enterprise, Inc., 0.340%, 1–13–15	10,000	9,999
Wisconsin Gas LLC, 0.170%, 1–8–15	4,000	4,000
		24,998
Master Note – 0.1%		
Toyota Motor Credit Corp., 0.126%, 1–7–15 (C)	785	785
TOTAL SHORT-TERM SECURITIES – 1.8%		**$ 25,783**
(Cost: $25,783)		
TOTAL INVESTMENT SECURITIES – 99.0%		**$1,433,404**
(Cost: $879,697)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.0%		**14,806**
NET ASSETS – 100.0%		**$1,448,210**

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)Rate shown is the yield to maturity at December 31, 2014.

(C)Variable rate security. Interest rate disclosed is that which is in effect at December 31, 2014. Date shown represents the date that the variable rate resets.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of December 31, 2014. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,407,621	$ —	$ —
Short-Term Securities	—	25,783	—
Total	$1,407,621	$25,783	$ —

During the period ended December 31, 2014, there were no transfers between Level 1 and 2.

The following acronym is used throughout this schedule:

ADR = American Depositary Receipt

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds

(In thousands, except per share amounts)	Accumulative Fund	Asset Strategy Fund[1]	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	Global Growth Fund[2]
ASSETS							
Investments in unaffiliated securities at value+	$1,372,533	$2,979,009	$1,449,996	$4,458,967	$687,181	$252,987	$594,005
Investments in affiliated securities at value+	—	82,521	—	—	—	—	—
Bullion at value+	—	252,521	—	—	—	—	—
Investments at Value	1,372,533	3,314,051	1,449,996	4,458,967	687,181	252,987	594,005
Cash	16	2,284	—*	—*	1	1	—*
Cash denominated in foreign currencies at value+	—	2	—	—	—	—	2
Investment securities sold receivable	30,800	4,135	—	53,645	—	—	160
Dividends and interest receivable	1,058	13,758	3,632	5,138	1,299	243	623
Capital shares sold receivable	1,008	2,989	2,788	3,467	502	579	514
Unrealized appreciation on forward foreign currency contracts	—	223	—	—	—	—	2,110
Prepaid and other assets	73	98	85	137	36	41	52
Total Assets	1,405,488	3,337,540	1,456,501	4,521,354	689,019	253,851	597,466
LIABILITIES							
Investment securities purchased payable	25,503	4,000	—	3,210	—	—	—
Capital shares redeemed payable	4,413	6,043	1,635	9,065	1,143	249	1,226
Independent Trustees and Chief Compliance Officer fees payable	445	387	250	1,111	81	21	193
Distribution and service fees payable	9	24	10	31	5	2	4
Shareholder servicing payable	227	708	270	721	181	111	168
Investment management fee payable	25	58	27	74	13	6	13
Accounting services fee payable	22	22	22	22	14	8	14
Written options at value+	218	1,015	—	—	—	—	—
Other liabilities	20	70	15	43	13	7	26
Total Liabilities	30,882	12,327	2,229	14,277	1,450	404	1,644
Total Net Assets	$1,374,606	$3,325,213	$1,454,272	$4,507,077	$687,569	$253,447	$595,822
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$1,030,579	$3,151,107	$1,180,470	$3,316,822	$481,786	$216,683	$507,788
Undistributed (distributions in excess of) net investment income	828	15,443	(238)	(1,208)	1,476	(973)	(4,506)
Accumulated net realized gain (loss)	17,588	(53,954)	3,411	106,226	20,592	(8,230)	5,115
Net unrealized appreciation	325,611	212,617	270,629	1,085,237	183,715	45,967	87,425
Total Net Assets	$1,374,606	$3,325,213	$1,454,272	$4,507,077	$687,569	$253,447	$595,822
CAPITAL SHARES OUTSTANDING:							
Class A	129,161	356,286	138,939	619,104	38,801	17,561	45,375
Class B	521	4,261	495	2,240	284	115	132
Class C	603	6,688	1,540	3,610	534	215	161
Class Y	434	7,536	568	14,090	298	210	5,043
NET ASSET VALUE PER SHARE:							
Class A	$10.53	$8.88	$10.28	$7.06	$17.23	$14.01	$11.75
Class B	$9.22	$8.56	$10.17	$6.06	$16.85	$12.68	$10.68
Class C	$9.38	$8.61	$10.24	$6.18	$16.97	$13.07	$11.12
Class Y	$10.57	$8.92	$10.28	$7.09	$17.24	$14.60	$11.76
+COST							
Investments in unaffiliated securities at cost	$1,047,026	$2,729,469	$1,179,367	$3,373,706	$503,466	$207,020	$508,637
Investments in affiliated securities at cost	—	92,957	—	—	—	—	—
Bullion at cost	—	281,035	—	—	—	—	—
Cash denominated in foreign currencies at cost	—	2	—	—	—	—	2
Written options premiums received at cost	332	2,938	—	—	—	—	—

(1)Consolidated Statement of Assets and Liabilities (See Note 6 in Notes to Financial Statements).
(2)Effective January 1, 2015, the Fund's name changed from International Growth Fund to Global Growth Fund.

See Accompanying Notes to Financial Statements.

(In thousands, except per share amounts)	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund
ASSETS						
Investments in unaffiliated securities at value+	$1,902,834	$3,486,428	$877,031	$331,151	$954,989	$1,433,404
Investments in affiliated securities at value+	—	251,461	—	—	—	—
Investments at Value	1,902,834	3,737,889	877,031	331,151	954,989	1,433,404
Cash	1	1	1	—*	1	1
Investment securities sold receivable	8,794	6,936	—	403	3,251	16,629
Dividends and interest receivable	1,274	1,294	257	235	1,285	938
Capital shares sold receivable	1,317	2,788	484	212	1,281	1,439
Unrealized appreciation on swap agreements	—	—	1,248	—	—	—
Prepaid and other assets	67	91	46	24	57	77
Total Assets	1,914,287	3,748,999	879,067	332,025	960,864	1,452,488
LIABILITIES						
Investment securities purchased payable	10,632	6,311	—	—	4,703	542
Capital shares redeemed payable	3,296	7,093	1,644	507	1,558	2,963
Independent Trustees and Chief Compliance Officer fees payable	303	574	177	23	105	399
Distribution and service fees payable	13	26	6	2	7	9
Shareholder servicing payable	468	686	275	40	233	298
Investment management fee payable	43	83	20	6	18	26
Accounting services fee payable	22	22	18	8	19	22
Written options at value+	430	1,927	—	—	440	—
Other liabilities	23	43	14	6	11	19
Total Liabilities	15,230	16,765	2,154	592	7,094	4,278
Total Net Assets	$1,899,057	$3,732,234	$876,913	$331,433	$953,770	$1,448,210
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$1,406,754	$2,199,474	$577,479	$215,974	$724,087	$ 883,009
Undistributed (distributions in excess of) net investment income	(12,086)	(23,982)	(6,558)	(199)	9,029	(2,368)
Accumulated net realized gain	36,327	52,357	18,943	11,922	11,184	13,862
Net unrealized appreciation	468,062	1,504,385	287,049	103,736	209,470	553,707
Total Net Assets	$1,899,057	$3,732,234	$876,913	$331,433	$953,770	$1,448,210
CAPITAL SHARES OUTSTANDING:						
Class A	164,494	237,431	50,230	18,753	56,579	135,471
Class B	1,025	1,808	572	38	244	717
Class C	1,358	1,813	647	303	428	758
Class Y	7,454	7,974	1,255	N/A	978	8,610
NET ASSET VALUE PER SHARE:						
Class A	$10.88	$14.99	$16.67	$17.40	$16.39	$9.94
Class B	$7.93	$10.95	$13.03	$15.09	$15.46	$7.54
Class C	$8.23	$11.12	$13.78	$15.08	$15.70	$7.71
Class Y	$12.03	$16.67	$18.50	N/A	$16.44	$10.51
+COST						
Investments in unaffiliated securities at cost	$1,434,967	$1,995,902	$591,230	$227,415	$745,701	$ 879,697
Investments in affiliated securities at cost	—	237,262	—	—	—	—
Written options premiums received at cost	624	1,587	—	—	622	—

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Accumulative Fund	Asset Strategy Fund[1]	Continental Income Fund	Core Investment Fund	Dividend Opportunities Fund	Energy Fund	Global Growth Fund[2]
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 8,527	$ 20,559	$ 7,925	$ 27,792	$ 8,733	$ 1,697	$ 4,602
Foreign dividend withholding tax	(106)	(334)	(56)	(524)	(78)	(48)	(447)
Interest and amortization from unaffiliated securities	32	9,001	5,016	58	18	7	22
Foreign interest withholding tax	—	—*	—	—	—	—	—*
Total Investment Income	8,453	29,226	12,885	27,326	8,673	1,656	4,177
EXPENSES							
Investment management fee	4,651	11,247	4,736	13,815	2,459	1,219	2,590
Distribution and service fees:							
Class A	1,673	4,203	1,691	5,431	855	348	685
Class B	25	206	26	72	27	9	8
Class C	28	317	78	109	46	16	10
Shareholder servicing:							
Class A	889	2,908	1,168	2,935	766	470	642
Class B	15	86	13	38	15	8	8
Class C	9	82	20	35	14	7	5
Class Y	3	55	5	70	3	3	43
Registration fees	37	76	59	78	39	37	37
Custodian fees	14	81	12	27	8	5	30
Independent Trustees and Chief Compliance Officer fees	34	81	32	112	16	7	16
Accounting services fee	130	130	130	130	86	49	82
Professional fees	41	171	38	89	29	23	34
Other	31	141	31	91	24	18	29
Total Expenses	7,580	19,784	8,039	23,032	4,387	2,219	4,219
Less:							
Expenses in excess of limit	(326)	(50)	(101)	(324)	—	—	(91)
Total Net Expenses	7,254	19,734	7,938	22,708	4,387	2,219	4,128
Net Investment Income (Loss)	1,199	9,492	4,947	4,618	4,286	(563)	49
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	52,205	(40,477)	53,887	314,563	57,927	(3,083)	8,575
Written options	4,106	6,429	—	—	—	—	—
Swap agreements	—	(18,685)	—	—	—	—	—
Forward foreign currency contracts	—	6,433	—	—	—	—	6,152
Foreign currency exchange transactions	(8)	27	—	—	—	(12)	(76)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	19,447	(109,953)	(33,498)	(192,768)	(45,585)	(79,084)	(50,458)
Investments in affiliated securities	—	(10,438)	—	—	—	—	—
Written options	(4,718)	1,608	—	—	—	—	—
Swap agreements	—	(4,997)	—	—	—	—	—
Forward foreign currency contracts	—	893	—	—	—	—	2,228
Foreign currency exchange transactions	(13)	(199)	—	(19)	—	—*	(82)
Net Realized and Unrealized Gain (Loss)	71,019	(169,359)	20,389	121,776	12,342	(82,179)	(33,661)
Net Increase (Decrease) in Net Assets Resulting from Operations	$72,218	$(159,867)	$ 25,336	$ 126,394	$ 16,628	$(82,742)	$(33,612)

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 6 in Notes to Financial Statements).
(2)Effective January 1, 2015, the Fund's name changed from International Growth Fund to Global Growth Fund.

See Accompanying Notes to Financial Statements.

(In thousands)	New Concepts Fund	Science and Technology Fund	Small Cap Fund	Tax-Managed Equity Fund	Value Fund	Vanguard Fund
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 8,752	$ 10,126	$ 2,563	$ 1,579	$ 7,699	$ 6,643
Foreign dividend withholding tax	(57)	(205)	—	(16)	(57)	(80)
Interest and amortization from unaffiliated securities	18	42	25	9	39	11
Total Investment Income	8,713	9,963	2,588	1,572	7,681	6,574
EXPENSES						
Investment management fee	7,844	15,357	3,664	1,052	3,268	5,012
Distribution and service fees:						
Class A	2,201	4,498	1,032	400	1,137	1,707
Class B	43	107	39	3	20	28
Class C	56	103	46	22	34	30
Shareholder servicing:						
Class A	1,953	2,761	1,143	168	996	1,170
Class B	26	49	25	1	13	17
Class C	21	36	16	5	11	11
Class Y	65	102	15	N/A	10	66
Registration fees	54	71	47	28	52	42
Custodian fees	15	26	10	4	10	12
Independent Trustees and Chief Compliance Officer fees	44	90	20	7	21	36
Accounting services fee	130	130	108	49	112	130
Professional fees	47	81	35	18	35	41
Other	51	93	33	12	35	34
Total Expenses	12,550	23,504	6,233	1,769	5,754	8,336
Less:						
Expenses in excess of limit	(101)	(100)	(86)	(22)	(47)	(151)
Total Net Expenses	12,449	23,404	6,147	1,747	5,707	8,185
Net Investment Income (Loss)	(3,736)	(13,441)	(3,559)	(175)	1,974	(1,611)
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	44,075	149,006	24,753	26,913	43,149	70,198
Written options	944	1,980	—	—	766	—
Swap agreements	—	—	2,323	—	—	—
Foreign currency exchange transactions	(6)	(314)	—	—	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	32,118	(132,529)	(13,060)	(8,646)	(8,259)	25,599
Investments in affiliated securities	—	(96,962)	—	—	—	—
Written options	71	(340)	—	—	142	—
Swap agreements	—	—	1,248	—	—	—
Foreign currency exchange transactions	1	(4)	—	—	—	—
Net Realized and Unrealized Gain (Loss)	77,203	(79,163)	15,264	18,267	35,798	95,797
Net Increase (Decrease) in Net Assets Resulting from Operations	$73,467	$ (92,604)	$ 11,705	$18,092	$37,772	$94,186

See Accompanying Notes to Financial Statements.

(In thousands)	Accumulative Fund		Asset Strategy Fund[1]		Continental Income Fund	
	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 1,199	$ 2,216	$ 9,492	$ 28,197	$ 4,947	$ 8,286
Net realized gain (loss) on investments	56,303	240,367	(46,273)	860,118	53,887	43,915
Net change in unrealized appreciation (depreciation)	14,716	66,268	(123,086)	(282,250)	(33,498)	142,739
Net Increase (Decrease) in Net Assets Resulting from Operations	**72,218**	**308,851**	**(159,867)**	**606,065**	**25,336**	**194,940**
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,322)	(3,058)	(22,827)	(13,675)	(6,239)	(7,833)
Class B	—	—	(6)	—	—	—
Class C	—	—	(102)	—	—	—
Class Y	(18)	(19)	(591)	(495)	(37)	(62)
Net realized gains:						
Class A	(199,888)	(562)	(629,472)	(140,403)	(53,686)	(50,969)
Class B	(749)	(3)	(7,658)	(2,328)	(197)	(274)
Class C	(855)	(3)	(11,914)	(3,124)	(605)	(644)
Class Y	(660)	(2)	(13,297)	(3,058)	(224)	(291)
Total Distributions to Shareholders	**(204,492)**	**(3,647)**	**(685,867)**	**(163,083)**	**(60,988)**	**(60,073)**
Capital Share Transactions	**162,421**	**(100,190)**	**516,966**	**100,228**	**160,062**	**332,660**
Net Increase (Decrease) in Net Assets	**30,147**	**205,014**	**(328,768)**	**543,210**	**124,410**	**467,527**
Net Assets, Beginning of Period	1,344,459	1,139,445	3,653,981	3,110,771	1,329,862	862,335
Net Assets, End of Period	**$1,374,606**	**$1,344,459**	**$3,325,213**	**$3,653,981**	**$1,454,272**	**$1,329,862**
Undistributed (distributions in excess of) net investment income	$ 828	$ 1,977	$ 15,443	$ 29,450	$ (238)	$ 1,091

(1) Consolidated Statements of Changes in Net Assets (See Note 6 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Core Investment Fund		Dividend Opportunities Fund		Energy Fund	
	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 4,618	$ 15,411	$ 4,286	$ 7,225	$ (563)	$ (1,403)
Net realized gain (loss) on investments	314,563	486,520	57,927	127,555	(3,095)	31,584
Net change in unrealized appreciation (depreciation)	(192,787)	451,958	(45,585)	18,136	(79,084)	50,723
Net Increase (Decrease) in Net Assets Resulting from Operations	**126,394**	**953,889**	**16,628**	**152,916**	**(82,742)**	**80,904**
Distributions to Shareholders From:						
Net investment income:						
Class A	(11,595)	(14,950)	(6,054)	(6,233)	—	—
Class B	—	—	(4)	(8)	—	—
Class C	—	—	(22)	(22)	—	—
Class Y	(491)	(558)	(54)	(22)	—	—
Net realized gains:						
Class A	(467,449)	(514,572)	(99,913)	(36,784)	—	—
Class B	(1,606)	(2,338)	(755)	(364)	—	—
Class C	(2,495)	(2,926)	(1,335)	(532)	—	—
Class Y	(10,665)	(11,681)	(760)	(95)	—	—
Total Distributions to Shareholders	**(494,301)**	**(547,025)**	**(108,897)**	**(44,060)**	**—**	**—**
Capital Share Transactions	**455,233**	**544,228**	**64,525**	**(97,063)**	**26,723**	**12,348**
Net Increase (Decrease) in Net Assets	**87,326**	**951,092**	**(27,744)**	**11,793**	**(56,019)**	**93,252**
Net Assets, Beginning of Period	4,419,751	3,468,659	715,313	703,520	309,466	216,214
Net Assets, End of Period	**$4,507,077**	**$4,419,751**	**$ 687,569**	**$715,313**	**$253,447**	**$309,466**
Undistributed (distributions in excess of) net investment income	$ (1,208)	$ 6,260	$ 1,476	$ 3,324	$ (973)	$ (398)

See Accompanying Notes to Financial Statements.

(In thousands)	Global Growth Fund[1]		New Concepts Fund		Science and Technology Fund	
	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 49	$ 3,962	$ (3,736)	$ (11,825)	$ (13,441)	$ (20,771)
Net realized gain on investments	14,651	54,847	45,013	317,516	150,672	282,355
Net change in unrealized appreciation (depreciation)	(48,312)	69,878	32,190	42,788	(229,835)	772,763
Net Increase (Decrease) in Net Assets Resulting from Operations	**(33,612)**	**128,687**	**73,467**	**348,479**	**(92,604)**	**1,034,347**
Distributions to Shareholders From:						
Net investment income:						
Class A	(2,224)	(7,814)	—	—	—	—
Class B	—	—*	—	—	—	—
Class C	—	(6)	—	—	—	—
Class Y	(366)	(1,152)	—	—	—	—
Net realized gains:						
Class A	(19,157)	—	(232,791)	(161,258)	(316,431)	(279,924)
Class B	(57)	—	(1,374)	(1,290)	(2,374)	(2,680)
Class C	(68)	—	(1,789)	(1,440)	(2,309)	(2,193)
Class Y	(2,117)	—	(10,913)	(7,690)	(10,753)	(9,648)
Total Distributions to Shareholders	**(23,989)**	**(8,972)**	**(246,867)**	**(171,678)**	**(331,867)**	**(294,445)**
Capital Share Transactions	**18,336**	**(7,790)**	**204,909**	**112,582**	**239,283**	**276,449**
Net Increase (Decrease) in Net Assets	**(39,265)**	**111,925**	**31,509**	**289,383**	**(185,188)**	**1,016,351**
Net Assets, Beginning of Period	635,087	523,162	1,867,548	1,578,165	3,917,422	2,901,071
Net Assets, End of Period	**$595,822**	**$635,087**	**$1,899,057**	**$1,867,548**	**$3,732,234**	**$3,917,422**
Distributions in excess of net investment income	$ (4,506)	$ (1,889)	$ (12,086)	$ (8,344)	$ (23,982)	$ (10,227)

* Not shown due to rounding.

(1) Effective January 1, 2015, the Fund's name changed from International Growth Fund to Global Growth Fund.

See Accompanying Notes to Financial Statements.

(In thousands)	Small Cap Fund		Tax-Managed Equity Fund	
	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (3,559)	$ (9,250)	$ (175)	$ 126
Net realized gain on investments	27,076	127,137	26,913	17,650
Net change in unrealized appreciation (depreciation)	(11,812)	58,923	(8,646)	56,090
Net Increase in Net Assets Resulting from Operations	**11,705**	**176,810**	**18,092**	**73,866**
Distributions to Shareholders From:				
Net investment income:				
Class A	—	—	(63)	(66)
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	—	—	N/A	N/A
Net realized gains:				
Class A	(67,758)	(112,070)	(22,164)	(23,154)
Class B	(762)	(1,668)	(46)	(65)
Class C	(859)	(1,706)	(351)	(353)
Class Y	(1,743)	(2,296)	N/A	N/A
Total Distributions to Shareholders	**(71,122)**	**(117,740)**	**(22,624)**	**(23,638)**
Capital Share Transactions	**28,300**	**53,127**	**25,712**	**22,863**
Net Increase (Decrease) in Net Assets	**(31,117)**	**112,197**	**21,180**	**73,091**
Net Assets, Beginning of Period	**908,030**	**795,833**	**310,253**	**237,162**
Net Assets, End of Period	**$876,913**	**$ 908,030**	**$331,433**	**$310,253**
Undistributed (distributions in excess of) net investment income	$ (6,558)	$ (2,999)	$ (199)	$ 39

See Accompanying Notes to Financial Statements.

(In thousands)	Value Fund		Vanguard Fund	
	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14	Six months ended 12-31-14 (Unaudited)	Year ended 6-30-14
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ 1,974	$ 3,104	$ (1,611)	$ 343
Net realized gain on investments	43,915	90,089	70,198	190,272
Net change in unrealized appreciation (depreciation)	(8,117)	60,617	25,599	176,479
Net Increase in Net Assets Resulting from Operations	37,772	153,810	94,186	367,094
Distributions to Shareholders From:				
Net investment income:				
Class A	(2,614)	(1,925)	(12)	(119)
Class B	—	—	—	—
Class C	—	—	—	—
Class Y	(97)	(58)	(132)	(118)
Net realized gains:				
Class A	(86,366)	(38,392)	(139,893)	(206,550)
Class B	(352)	(247)	(699)	(1,299)
Class C	(629)	(339)	(739)	(1,162)
Class Y	(1,527)	(491)	(8,914)	(12,031)
Total Distributions to Shareholders	(91,585)	(41,452)	(150,389)	(221,279)
Capital Share Transactions	118,589	110,457	42,055	(49,035)
Net Increase (Decrease) in Net Assets	64,776	222,815	(14,148)	96,780
Net Assets, Beginning of Period	888,994	666,179	1,462,358	1,365,578
Net Assets, End of Period	$953,770	$888,994	$1,448,210	$1,462,358
Undistributed (distributions in excess of) net investment income	$ 9,029	$ 9,766	$ (2,368)	$ (613)

See Accompanying Notes to Financial Statements.

ACCUMULATIVE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2014 (unaudited)	$11.74	$ 0.01	$ 0.61	$ 0.62	$(0.02)	$(1.81)	$(1.83)
Year ended 6-30-2014	9.18	0.02	2.57	2.59	(0.03)	—*	(0.03)
Year ended 6-30-2013	7.87	0.07	1.29	1.36	(0.05)	—	(0.05)
Year ended 6-30-2012	7.90	(0.01)	(0.02)	(0.03)	—*	—	—*
Year ended 6-30-2011	5.93	0.00	1.98	1.98	(0.01)	—	(0.01)
Year ended 6-30-2010	5.43	0.03	0.50	0.53	(0.03)	—	(0.03)
Class B Shares[5]							
Six-month period ended							
12-31-2014 (unaudited)	10.41	(0.05)	0.52	0.47	—	(1.66)	(1.66)
Year ended 6-30-2014	8.22	(0.10)	2.29	2.19	—	—*	—*
Year ended 6-30-2013	7.10	(0.04)	1.16	1.12	—*	—	—*
Year ended 6-30-2012	7.22	(0.10)	(0.02)	(0.12)	—	—	—
Year ended 6-30-2011	5.47	(0.08)	1.83	1.75	—	—	—
Year ended 6-30-2010	5.05	(0.05)	0.47	0.42	—	—	—
Class C Shares							
Six-month period ended							
12-31-2014 (unaudited)	10.59	(0.04)	0.53	0.49	—	(1.70)	(1.70)
Year ended 6-30-2014	8.34	(0.08)	2.33	2.25	—	—*	—*
Year ended 6-30-2013	7.19	(0.02)	1.18	1.16	(0.01)	—	(0.01)
Year ended 6-30-2012	7.29	(0.08)	(0.02)	(0.10)	—	—	—
Year ended 6-30-2011	5.52	(0.07)	1.84	1.77	—	—	—
Year ended 6-30-2010	5.09	(0.04)	0.47	0.43	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2014 (unaudited)	11.80	0.02	0.61	0.63	(0.05)	(1.81)	(1.86)
Year ended 6-30-2014	9.23	0.05	2.57	2.62	(0.05)	—*	(0.05)
Year ended 6-30-2013	7.90	0.09	1.30	1.39	(0.06)	—	(0.06)
Year ended 6-30-2012	7.92	0.02	(0.03)	(0.01)	(0.01)	—	(0.01)
Year ended 6-30-2011	5.94	0.03	1.98	2.01	(0.03)	—	(0.03)
Year ended 6-30-2010	5.44	0.04	0.50	0.54	(0.04)	—	(0.04)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$10.53	5.57%	$1,359	1.06%[4]	0.18%[4]	1.11%[4]	0.13%[4]	50%
Year ended 6-30-2014	11.74	28.26	1,329	1.10	0.19	1.15	0.14	104
Year ended 6-30-2013	9.18	17.31	1,125	1.15	0.79	1.20	0.74	87
Year ended 6-30-2012	7.87	-0.35	1,080	1.17	-0.09	1.22	-0.14	58
Year ended 6-30-2011	7.90	33.44	1,246	1.16	0.05	1.21	0.00	42
Year ended 6-30-2010	5.93	9.66	1,035	1.18	0.36	1.23	0.31	51
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	9.22	4.85	5	2.29[4]	-1.05[4]	2.32[4]	-1.08[4]	50
Year ended 6-30-2014	10.41	26.71	5	2.35	-1.06	2.38	-1.09	104
Year ended 6-30-2013	8.22	15.79	6	2.47	-0.53	2.51	-0.57	87
Year ended 6-30-2012	7.10	-1.66	8	2.46	-1.38	2.49	-1.41	58
Year ended 6-30-2011	7.22	31.99	15	2.34	-1.14	2.37	-1.17	42
Year ended 6-30-2010	5.47	8.32	18	2.36	-0.81	2.39	-0.84	51
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	9.38	4.92	6	2.01[4]	-0.77[4]	2.04[4]	-0.80[4]	50
Year ended 6-30-2014	10.59	27.04	6	2.09	-0.80	2.12	-0.83	104
Year ended 6-30-2013	8.34	16.16	5	2.18	-0.24	2.21	-0.27	87
Year ended 6-30-2012	7.19	-1.37	5	2.22	-1.13	2.26	-1.17	58
Year ended 6-30-2011	7.29	32.07	7	2.20	-0.99	2.23	-1.02	42
Year ended 6-30-2010	5.52	8.45	7	2.23	-0.68	2.26	-0.71	51
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	10.57	5.59	5	0.83[4]	0.42[4]	0.86[4]	0.39[4]	50
Year ended 6-30-2014	11.80	28.52	4	0.86	0.43	0.89	0.40	104
Year ended 6-30-2013	9.23	17.65	3	0.86	1.09	0.90	1.05	87
Year ended 6-30-2012	7.90	-0.05	4	0.86	0.22	0.90	0.18	58
Year ended 6-30-2011	7.92	33.91	5	0.86	0.35	0.89	0.32	42
Year ended 6-30-2010	5.94	9.87	3	0.87	0.67	0.90	0.64	51

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2014 (unaudited)	$11.66	$ 0.03	$(0.53)	$(0.50)	$(0.08)	$(2.20)	$(2.28)
Year ended 6-30-2014	10.21	0.09	1.91	2.00	(0.05)	(0.50)	(0.55)
Year ended 6-30-2013	8.96	0.13	1.34	1.47	(0.22)	—	(0.22)
Year ended 6-30-2012	9.98	0.10	(1.02)	(0.92)	(0.10)	—	(0.10)
Year ended 6-30-2011	7.98	0.07	2.02	2.09	(0.09)	—	(0.09)
Year ended 6-30-2010	7.40	0.06	0.55	0.61	(0.03)	—	(0.03)
Class B Shares[5]							
Six-month period ended							
12-31-2014 (unaudited)	11.30	(0.02)	(0.52)	(0.54)	—*	(2.20)	(2.20)
Year ended 6-30-2014	9.96	(0.02)	1.86	1.84	—	(0.50)	(0.50)
Year ended 6-30-2013	8.72	0.03	1.30	1.33	(0.09)	—	(0.09)
Year ended 6-30-2012	9.71	0.00	(0.97)	(0.97)	(0.02)	—	(0.02)
Year ended 6-30-2011	7.77	(0.01)	1.97	1.96	(0.02)	—	(0.02)
Year ended 6-30-2010	7.25	(0.02)	0.54	0.52	—	—	—
Class C Shares							
Six-month period ended							
12-31-2014 (unaudited)	11.36	(0.01)	(0.52)	(0.53)	(0.02)	(2.20)	(2.22)
Year ended 6-30-2014	9.99	0.00	1.87	1.87	—	(0.50)	(0.50)
Year ended 6-30-2013	8.75	0.05	1.30	1.35	(0.11)	—	(0.11)
Year ended 6-30-2012	9.74	0.02	(0.98)	(0.96)	(0.03)	—	(0.03)
Year ended 6-30-2011	7.79	0.00	1.97	1.97	(0.02)	—	(0.02)
Year ended 6-30-2010	7.27	(0.01)	0.53	0.52	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2014 (unaudited)	11.71	0.05	(0.54)	(0.49)	(0.10)	(2.20)	(2.30)
Year ended 6-30-2014	10.25	0.14	1.90	2.04	(0.08)	(0.50)	(0.58)
Year ended 6-30-2013	9.01	0.15	1.35	1.50	(0.26)	—	(0.26)
Year ended 6-30-2012	10.03	0.12	(1.01)	(0.89)	(0.13)	—	(0.13)
Year ended 6-30-2011	8.00	0.10	2.03	2.13	(0.10)	—	(0.10)
Year ended 6-30-2010	7.44	0.09	0.54	0.63	(0.07)	—	(0.07)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$ 8.88	-4.46%	$3,164	1.09%[4]	0.55%[4]	1.09%[4]	0.55%[4]	34%
Year ended 6-30-2014	11.66	19.69	3,461	1.10	0.82	1.10	0.82	83
Year ended 6-30-2013	10.21	16.50	2,933	1.15	1.33	1.16	1.32	50
Year ended 6-30-2012	8.96	-9.16	2,665	1.17	1.06	1.17	1.06	53
Year ended 6-30-2011	9.98	26.27	3,162	1.14	0.77	1.14	0.77	72
Year ended 6-30-2010	7.98	8.23	2,724	1.17	0.71	1.17	0.71	108
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	8.56	-4.96	36	2.09[4]	-0.40[4]	2.09[4]	-0.40[4]	34
Year ended 6-30-2014	11.30	18.55	46	2.08	-0.19	2.08	-0.19	83
Year ended 6-30-2013	9.96	15.29	52	2.14	0.34	2.15	0.33	50
Year ended 6-30-2012	8.72	-9.98	59	2.13	0.04	2.13	0.04	53
Year ended 6-30-2011	9.71	25.22	90	2.05	-0.13	2.05	-0.13	72
Year ended 6-30-2010	7.77	7.17	102	2.06	-0.20	2.06	-0.20	108
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	8.61	-4.85	58	1.93[4]	-0.26[4]	1.93[4]	-0.26[4]	34
Year ended 6-30-2014	11.36	18.80	68	1.92	-0.01	1.92	-0.01	83
Year ended 6-30-2013	9.99	15.48	66	1.97	0.51	1.98	0.50	50
Year ended 6-30-2012	8.75	-9.86	67	1.99	0.21	1.99	0.21	53
Year ended 6-30-2011	9.74	25.36	90	1.95	-0.04	1.95	-0.04	72
Year ended 6-30-2010	7.79	7.15	87	1.98	-0.10	1.98	-0.10	108
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	8.92	-4.37	67	0.82[4]	0.87[4]	0.82[4]	0.87[4]	34
Year ended 6-30-2014	11.71	20.04	79	0.82	1.21	0.82	1.21	83
Year ended 6-30-2013	10.25	16.82	60	0.84	1.47	0.85	1.46	50
Year ended 6-30-2012	9.01	-8.82	54	0.85	1.28	0.85	1.28	53
Year ended 6-30-2011	10.03	26.77	71	0.84	1.08	0.84	1.08	72
Year ended 6-30-2010	8.00	8.40	49	0.87	1.01	0.87	1.01	108

See Accompanying Notes to Financial Statements.

CONTINENTAL INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2014 (unaudited)	$10.55	$ 0.04	$0.15	$0.19	$(0.05)	$(0.41)	$(0.46)
Year ended 6-30-2014	9.33	0.08	1.69	1.77	(0.07)	(0.48)	(0.55)
Year ended 6-30-2013	8.70	0.11	1.04	1.15	(0.11)	(0.41)	(0.52)
Year ended 6-30-2012	8.70	0.10	0.18	0.28	(0.11)	(0.17)	(0.28)
Year ended 6-30-2011	7.23	0.10	1.86	1.96	(0.10)	(0.39)	(0.49)
Year ended 6-30-2010	6.57	0.09	0.65	0.74	(0.08)	—	(0.08)
Class B Shares[5]							
Six-month period ended							
12-31-2014 (unaudited)	10.46	(0.02)	0.14	0.12	—	(0.41)	(0.41)
Year ended 6-30-2014	9.27	(0.03)	1.69	1.66	—	(0.47)	(0.47)
Year ended 6-30-2013	8.67	0.01	1.02	1.03	(0.03)	(0.40)	(0.43)
Year ended 6-30-2012	8.68	0.01	0.17	0.18	(0.02)	(0.17)	(0.19)
Year ended 6-30-2011	7.22	0.02	1.85	1.87	(0.02)	(0.39)	(0.41)
Year ended 6-30-2010	6.57	0.00	0.66	0.66	(0.01)	—	(0.01)
Class C Shares							
Six-month period ended							
12-31-2014 (unaudited)	10.51	(0.01)	0.15	0.14	—	(0.41)	(0.41)
Year ended 6-30-2014	9.30	(0.01)	1.70	1.69	—	(0.48)	(0.48)
Year ended 6-30-2013	8.68	0.03	1.04	1.07	(0.04)	(0.41)	(0.45)
Year ended 6-30-2012	8.69	0.02	0.17	0.19	(0.03)	(0.17)	(0.20)
Year ended 6-30-2011	7.23	0.03	1.85	1.88	(0.03)	(0.39)	(0.42)
Year ended 6-30-2010	6.57	0.02	0.66	0.68	(0.02)	—	(0.02)
Class Y Shares							
Six-month period ended							
12-31-2014 (unaudited)	10.56	0.05	0.14	0.19	(0.06)	(0.41)	(0.47)
Year ended 6-30-2014	9.33	0.10	1.71	1.81	(0.10)	(0.48)	(0.58)
Year ended 6-30-2013	8.70	0.13	1.04	1.17	(0.13)	(0.41)	(0.54)
Year ended 6-30-2012	8.70	0.13	0.17	0.30	(0.13)	(0.17)	(0.30)
Year ended 6-30-2011	7.23	0.13	1.86	1.99	(0.13)	(0.39)	(0.52)
Year ended 6-30-2010	6.57	0.11	0.65	0.76	(0.10)	—	(0.10)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$10.28	1.84%	$1,427	1.14%[4]	0.73%[4]	1.15%[4]	0.72%[4]	21%
Year ended 6-30-2014	10.55	19.49	1,302	1.16	0.75	1.18	0.73	34
Year ended 6-30-2013	9.33	13.72	840	1.18	1.19	1.20	1.17	49
Year ended 6-30-2012	8.70	3.42	636	1.20	1.18	1.22	1.16	37
Year ended 6-30-2011	8.70	27.65	654	1.21	1.27	1.23	1.25	32
Year ended 6-30-2010	7.23	11.25	552	1.25	1.16	1.27	1.14	68
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	10.17	1.20	5	2.21[4]	-0.34[4]	2.22[4]	-0.35[4]	21
Year ended 6-30-2014	10.46	18.24	5	2.27	-0.35	2.29	-0.37	34
Year ended 6-30-2013	9.27	12.50	6	2.34	0.06	2.36	0.04	49
Year ended 6-30-2012	8.67	2.21	6	2.32	0.06	2.34	0.04	37
Year ended 6-30-2011	8.68	26.25	9	2.27	0.21	2.29	0.19	32
Year ended 6-30-2010	7.22	10.07	9	2.36	0.06	2.38	0.04	68
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	10.24	1.38	16	1.97[4]	-0.11[4]	1.98[4]	-0.12[4]	21
Year ended 6-30-2014	10.51	18.59	16	2.00	-0.08	2.02	-0.10	34
Year ended 6-30-2013	9.30	12.74	10	2.06	0.32	2.08	0.30	49
Year ended 6-30-2012	8.68	2.38	7	2.11	0.28	2.13	0.26	37
Year ended 6-30-2011	8.69	26.37	7	2.14	0.35	2.16	0.33	32
Year ended 6-30-2010	7.23	10.31	5	2.20	0.21	2.22	0.19	68
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	10.28	1.89	6	0.86[4]	0.99[4]	0.87[4]	0.98[4]	21
Year ended 6-30-2014	10.56	19.92	7	0.88	1.04	0.90	1.02	34
Year ended 6-30-2013	9.33	14.04	6	0.89	1.49	0.91	1.47	49
Year ended 6-30-2012	8.70	3.74	4	0.89	1.57	0.91	1.55	37
Year ended 6-30-2011	8.70	28.05	6	0.90	1.59	0.92	1.57	32
Year ended 6-30-2010	7.23	11.59	5	0.92	1.49	0.94	1.47	68

See Accompanying Notes to Financial Statements.

CORE INVESTMENT FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$7.72	$ 0.01	$0.20	$0.21	$(0.02)	$(0.85)	$—	$(0.87)
Year ended 6-30-2014	7.02	0.03	1.77	1.80	(0.03)	(1.07)	—	(1.10)
Year ended 6-30-2013	6.30	0.04	1.12	1.16	(0.03)	(0.41)	—	(0.44)
Year ended 6-30-2012	6.49	0.02	0.11	0.13	(0.02)	(0.30)	—	(0.32)
Year ended 6-30-2011	4.70	0.02	1.78	1.80	(0.01)	—	—	(0.01)
Year ended 6-30-2010	4.10	0.01	0.61	0.62	(0.02)	—	—*	(0.02)
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	6.71	(0.03)	0.17	0.14	—	(0.79)	—	(0.79)
Year ended 6-30-2014	6.23	(0.05)	1.55	1.50	—	(1.02)	—	(1.02)
Year ended 6-30-2013	5.66	(0.04)	1.01	0.97	—	(0.40)	—	(0.40)
Year ended 6-30-2012	5.92	(0.05)	0.09	0.04	—	(0.30)	—	(0.30)
Year ended 6-30-2011	4.33	(0.04)	1.63	1.59	—	—	—	—
Year ended 6-30-2010	3.80	(0.05)	0.58	0.53	—	—	—	—
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	6.83	(0.02)	0.17	0.15	—	(0.80)	—	(0.80)
Year ended 6-30-2014	6.33	(0.04)	1.58	1.54	—	(1.04)	—	(1.04)
Year ended 6-30-2013	5.74	(0.03)	1.02	0.99	—	(0.40)	—	(0.40)
Year ended 6-30-2012	5.98	(0.04)	0.10	0.06	—	(0.30)	—	(0.30)
Year ended 6-30-2011	4.37	(0.03)	1.64	1.61	—	—	—	—
Year ended 6-30-2010	3.83	(0.04)	0.58	0.54	—	—	—	—
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	7.76	0.02	0.20	0.22	(0.04)	(0.85)	—	(0.89)
Year ended 6-30-2014	7.05	0.05	1.78	1.83	(0.05)	(1.07)	—	(1.12)
Year ended 6-30-2013	6.32	0.06	1.13	1.19	(0.05)	(0.41)	—	(0.46)
Year ended 6-30-2012	6.51	0.04	0.10	0.14	(0.03)	(0.30)	—	(0.33)
Year ended 6-30-2011	4.71	0.04	1.79	1.83	(0.03)	—	—	(0.03)
Year ended 6-30-2010	4.10	0.03	0.61	0.64	(0.03)	—	—*	(0.03)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$7.06	2.87%	$4,371	1.01%[4]	0.21%[4]	1.02%[4]	0.20%[4]	36%
Year ended 6-30-2014	7.72	27.42	4,296	1.04	0.39	1.06	0.37	52
Year ended 6-30-2013	7.02	19.22	3,354	1.09	0.56	1.11	0.57	68
Year ended 6-30-2012	6.30	2.68	2,867	1.12	0.32	1.15	0.29	58
Year ended 6-30-2011	6.49	38.39	3,021	1.12	0.35	1.14	0.33	79
Year ended 6-30-2010	4.70	15.04	2,343	1.16	0.18	1.18	0.16	102
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	6.06	2.30	14	2.16[4]	-0.95[4]	2.17[4]	-0.96[4]	36
Year ended 6-30-2014	6.71	25.88	15	2.21	-0.78	2.22	-0.79	52
Year ended 6-30-2013	6.23	17.90	15	2.34	-0.68	2.36	-0.70	68
Year ended 6-30-2012	5.66	1.26	17	2.38	-0.93	2.40	-0.95	58
Year ended 6-30-2011	5.92	36.72	23	2.31	-0.85	2.33	-0.87	79
Year ended 6-30-2010	4.33	13.95	24	2.37	-1.03	2.39	-1.05	102
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	6.18	2.44	22	1.95[4]	-0.73[4]	1.96[4]	-0.74[4]	36
Year ended 6-30-2014	6.83	26.08	22	1.99	-0.56	2.00	-0.57	52
Year ended 6-30-2013	6.33	18.15	17	2.07	-0.41	2.09	-0.43	68
Year ended 6-30-2012	5.74	1.60	14	2.11	-0.67	2.13	-0.69	58
Year ended 6-30-2011	5.98	36.84	16	2.12	-0.64	2.14	-0.66	79
Year ended 6-30-2010	4.37	14.10	12	2.18	-0.85	2.20	-0.87	102
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	7.09	2.96	100	0.78[4]	0.45[4]	0.79[4]	0.44[4]	36
Year ended 6-30-2014	7.76	27.80	87	0.79	0.65	0.80	0.64	52
Year ended 6-30-2013	7.05	19.67	83	0.80	0.85	0.82	0.83	68
Year ended 6-30-2012	6.32	2.82	53	0.82	0.62	0.84	0.60	58
Year ended 6-30-2011	6.51	38.91	35	0.82	0.62	0.84	0.60	79
Year ended 6-30-2010	4.71	15.48	47	0.83	0.54	0.85	0.52	102

See Accompanying Notes to Financial Statements.

Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

DIVIDEND OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2014 (unaudited)	$19.98	$ 0.12	$ 0.33	$ 0.45	$(0.18)	$(3.02)	$(3.20)
Year ended 6-30-2014	17.17	0.20	3.83	4.03	(0.18)	(1.04)	(1.22)
Year ended 6-30-2013	14.85	0.21	2.31	2.52	(0.20)	—	(0.20)
Year ended 6-30-2012	15.44	0.20	(0.65)	(0.45)	(0.14)	—	(0.14)
Year ended 6-30-2011	11.54	0.13	3.91	4.04	(0.14)	—	(0.14)
Year ended 6-30-2010	11.07	0.12	0.47	0.59	(0.12)	—	(0.12)
Class B Shares[4]							
Six-month period ended							
12-31-2014 (unaudited)	19.56	0.01	0.32	0.33	(0.02)	(3.02)	(3.04)
Year ended 6-30-2014	16.88	(0.01)	3.75	3.74	(0.02)	(1.04)	(1.06)
Year ended 6-30-2013	14.64	0.03	2.28	2.31	(0.07)	—	(0.07)
Year ended 6-30-2012	15.25	0.03	(0.60)	(0.57)	(0.04)	—	(0.04)
Year ended 6-30-2011	11.43	(0.02)	3.87	3.85	(0.03)	—	(0.03)
Year ended 6-30-2010	10.97	(0.01)	0.47	0.46	—	—	—
Class C Shares							
Six-month period ended							
12-31-2014 (unaudited)	19.67	0.04	0.33	0.37	(0.05)	(3.02)	(3.07)
Year ended 6-30-2014	16.95	0.04	3.77	3.81	(0.05)	(1.04)	(1.09)
Year ended 6-30-2013	14.69	0.07	2.29	2.36	(0.10)	—	(0.10)
Year ended 6-30-2012	15.29	0.07	(0.62)	(0.55)	(0.05)	—	(0.05)
Year ended 6-30-2011	11.46	0.00	3.88	3.88	(0.05)	—	(0.05)
Year ended 6-30-2010	10.99	0.01	0.47	0.48	(0.01)	—	(0.01)
Class Y Shares							
Six-month period ended							
12-31-2014 (unaudited)	19.99	0.16	0.32	0.48	(0.21)	(3.02)	(3.23)
Year ended 6-30-2014	17.18	0.25	3.83	4.08	(0.23)	(1.04)	(1.27)
Year ended 6-30-2013	14.85	0.28	2.31	2.59	(0.26)	—	(0.26)
Year ended 6-30-2012	15.45	0.26	(0.68)	(0.42)	(0.18)	—	(0.18)
Year ended 6-30-2011	11.54	0.16	3.95	4.11	(0.20)	—	(0.20)
Year ended 6-30-2010	11.08	0.17	0.47	0.64	(0.18)	—	(0.18)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
12-31-2014 (unaudited)	$17.23	2.45%	$669	1.23%[3]	1.24%[3]	21%
Year ended 6-30-2014	19.98	24.30	698	1.26	1.05	47
Year ended 6-30-2013	17.17	17.11	686	1.29	1.33	36
Year ended 6-30-2012	14.85	-2.55	698	1.32	1.43	43
Year ended 6-30-2011	15.44	35.15	749	1.30	0.91	40
Year ended 6-30-2010	11.54	5.28	553	1.33	0.96	50
Class B Shares[4]						
Six-month period ended						
12-31-2014 (unaudited)	16.85	1.86	5	2.33[3]	0.13[3]	21
Year ended 6-30-2014	19.56	22.91	6	2.39	-0.07	47
Year ended 6-30-2013	16.88	15.81	7	2.48	0.17	36
Year ended 6-30-2012	14.64	-3.71	8	2.47	0.24	43
Year ended 6-30-2011	15.25	33.69	14	2.38	-0.16	40
Year ended 6-30-2010	11.43	4.19	13	2.40	-0.08	50
Class C Shares						
Six-month period ended						
12-31-2014 (unaudited)	16.97	2.05	9	2.07[3]	0.40[3]	21
Year ended 6-30-2014	19.67	23.20	9	2.11	0.20	47
Year ended 6-30-2013	16.95	16.17	9	2.17	0.46	36
Year ended 6-30-2012	14.69	-3.51	10	2.23	0.49	43
Year ended 6-30-2011	15.29	33.92	13	2.22	-0.01	40
Year ended 6-30-2010	11.46	4.36	11	2.24	0.06	50
Class Y Shares						
Six-month period ended						
12-31-2014 (unaudited)	17.24	2.62	5	0.91[3]	1.59[3]	21
Year ended 6-30-2014	19.99	24.68	2	0.95	1.32	47
Year ended 6-30-2013	17.18	17.63	2	0.89	1.71	36
Year ended 6-30-2012	14.85	-2.22	1	0.91	1.84	43
Year ended 6-30-2011	15.45	35.77	2	0.92	1.19	40
Year ended 6-30-2010	11.54	5.63	11	0.92	1.37	50

See Accompanying Notes to Financial Statements.

ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2014 (unaudited)	$18.81	$(0.03)	$(4.77)	$(4.80)	$—	$—	$—
Year ended 6-30-2014	13.72	(0.09)	5.18	5.09	—	—	—
Year ended 6-30-2013	11.21	(0.08)	2.59	2.51	—	—	—
Year ended 6-30-2012	14.38	(0.08)	(3.09)	(3.17)	—	—	—
Year ended 6-30-2011	9.72	(0.09)	4.75	4.66	—	—	—
Year ended 6-30-2010	8.99	(0.06)	0.79	0.73	—	—	—
Class B Shares[4]							
Six-month period ended							
12-31-2014 (unaudited)	17.13	(0.12)	(4.33)	(4.45)	—	—	—
Year ended 6-30-2014	12.65	(0.25)	4.73	4.48	—	—	—
Year ended 6-30-2013	10.47	(0.22)	2.40	2.18	—	—	—
Year ended 6-30-2012	13.59	(0.22)	(2.90)	(3.12)	—	—	—
Year ended 6-30-2011	9.29	(0.22)	4.52	4.30	—	—	—
Year ended 6-30-2010	8.68	(0.16)	0.77	0.61	—	—	—
Class C Shares							
Six-month period ended							
12-31-2014 (unaudited)	17.61	(0.10)	(4.44)	(4.54)	—	—	—
Year ended 6-30-2014	12.96	(0.21)	4.86	4.65	—	—	—
Year ended 6-30-2013	10.68	(0.18)	2.46	2.28	—	—	—
Year ended 6-30-2012	13.81	(0.18)	(2.95)	(3.13)	—	—	—
Year ended 6-30-2011	9.41	(0.18)	4.58	4.40	—	—	—
Year ended 6-30-2010	8.77	(0.14)	0.78	0.64	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2014 (unaudited)	19.55	0.01	(4.96)	(4.95)	—	—	—
Year ended 6-30-2014	14.20	(0.01)	5.36	5.35	—	—	—
Year ended 6-30-2013	11.53	(0.01)	2.68	2.67	—	—	—
Year ended 6-30-2012	14.71	(0.01)	(3.17)	(3.18)	—	—	—
Year ended 6-30-2011	9.89	(0.02)	4.84	4.82	—	—	—
Year ended 6-30-2010	9.09	0.01	0.79	0.80	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Annualized.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Portfolio Turnover Rate
Class A Shares						
Six-month period ended						
12-31-2014 (unaudited)	$14.01	-25.52%	$246	1.53%[3]	-0.38%[3]	9%
Year ended 6-30-2014	18.81	37.00	299	1.57	-0.54	43
Year ended 6-30-2013	13.72	22.48	208	1.66	-0.62	22
Year ended 6-30-2012	11.21	-22.05	185	1.68	-0.67	22
Year ended 6-30-2011	14.38	47.94	258	1.63	-0.69	26
Year ended 6-30-2010	9.72	8.12	178	1.71	-0.53	25
Class B Shares[4]						
Six-month period ended						
12-31-2014 (unaudited)	12.68	-25.98	1	2.77[3]	-1.62[3]	9
Year ended 6-30-2014	17.13	35.41	2	2.78	-1.75	43
Year ended 6-30-2013	12.65	20.82	3	2.93	-1.88	22
Year ended 6-30-2012	10.47	-22.96	3	2.89	-1.89	22
Year ended 6-30-2011	13.59	46.29	5	2.72	-1.78	26
Year ended 6-30-2010	9.29	7.03	5	2.79	-1.61	25
Class C Shares						
Six-month period ended						
12-31-2014 (unaudited)	13.07	-25.78	3	2.38[3]	-1.23[3]	9
Year ended 6-30-2014	17.61	35.77	4	2.42	-1.40	43
Year ended 6-30-2013	12.96	21.44	3	2.52	-1.47	22
Year ended 6-30-2012	10.68	-22.67	3	2.50	-1.50	22
Year ended 6-30-2011	13.81	46.76	6	2.43	-1.49	26
Year ended 6-30-2010	9.41	7.30	5	2.51	-1.34	25
Class Y Shares						
Six-month period ended						
12-31-2014 (unaudited)	14.60	-25.32	3	1.09[3]	0.06[3]	9
Year ended 6-30-2014	19.55	37.68	4	1.09	-0.06	43
Year ended 6-30-2013	14.20	23.16	2	1.10	-0.06	22
Year ended 6-30-2012	11.53	-21.62	2	1.11	-0.12	22
Year ended 6-30-2011	14.71	48.74	3	1.10	-0.16	26
Year ended 6-30-2010	9.89	8.80	2	1.12	0.07	25

See Accompanying Notes to Financial Statements.

GLOBAL GROWTH FUND[6]

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2014 (unaudited)	$12.93	$ 0.00*	$(0.69)	$(0.69)	$(0.05)	$(0.44)	$(0.49)
Year ended 6-30-2014	10.51	0.08	2.52	2.60	(0.18)	—	(0.18)
Year ended 6-30-2013	9.24	0.09	1.20	1.29	(0.02)	—	(0.02)
Year ended 6-30-2012	10.26	0.08	(0.95)	(0.87)	(0.15)	—	(0.15)
Year ended 6-30-2011	7.54	0.14	2.64	2.78	(0.06)	—	(0.06)
Year ended 6-30-2010	7.12	0.06	0.45	0.51	(0.09)	—	(0.09)
Class B Shares[5]							
Six-month period ended							
12-31-2014 (unaudited)	11.83	(0.08)	(0.63)	(0.71)	—	(0.44)	(0.44)
Year ended 6-30-2014	9.60	(0.08)	2.31	2.23	—	—	—
Year ended 6-30-2013	8.54	(0.06)	1.12	1.06	—	—	—
Year ended 6-30-2012	9.51	(0.06)	(0.88)	(0.94)	(0.03)	—	(0.03)
Year ended 6-30-2011	7.03	0.00	2.48	2.48	—	—	—
Year ended 6-30-2010	6.65	(0.04)	0.43	0.39	(0.01)	—	(0.01)
Class C Shares							
Six-month period ended							
12-31-2014 (unaudited)	12.28	(0.06)	(0.66)	(0.72)	—	(0.44)	(0.44)
Year ended 6-30-2014	9.97	(0.05)	2.40	2.35	(0.04)	—	(0.04)
Year ended 6-30-2013	8.84	(0.02)	1.15	1.13	—	—	—
Year ended 6-30-2012	9.82	(0.02)	(0.90)	(0.92)	(0.06)	—	(0.06)
Year ended 6-30-2011	7.24	0.03	2.55	2.58	—	—	—
Year ended 6-30-2010	6.85	(0.03)	0.44	0.41	(0.02)	—	(0.02)
Class Y Shares							
Six-month period ended							
12-31-2014 (unaudited)	12.95	0.02	(0.69)	(0.67)	(0.08)	(0.44)	(0.52)
Year ended 6-30-2014	10.52	0.12	2.53	2.65	(0.22)	—	(0.22)
Year ended 6-30-2013	9.26	0.13	1.21	1.34	(0.08)	—	(0.08)
Year ended 6-30-2012	10.29	0.13	(0.97)	(0.84)	(0.19)	—	(0.19)
Year ended 6-30-2011	7.55	0.18	2.66	2.84	(0.10)	—	(0.10)
Year ended 6-30-2010	7.13	0.11	0.44	0.55	(0.13)	—	(0.13)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

(6) Effective January 1, 2015, the Fund's name changed from International Growth Fund to Global Growth Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$11.75	-5.34%	$534	1.38%[4]	-0.01%[4]	1.41%[4]	-0.04%[4]	42%
Year ended 6-30-2014	12.93	24.81	572	1.42	0.65	1.45	0.62	49
Year ended 6-30-2013	10.51	14.04	464	1.46	0.89	1.49	0.86	44
Year ended 6-30-2012	9.24	-8.39	424	1.50	0.83	1.53	0.80	30
Year ended 6-30-2011	10.26	36.98	525	1.48	1.47	1.51	1.44	58
Year ended 6-30-2010	7.54	7.04	431	1.52	0.75	1.55	0.72	88
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	10.68	-6.02	1	2.82[4]	-1.46[4]	2.85[4]	-1.49[4]	42
Year ended 6-30-2014	11.83	23.24	2	2.76	-0.77	2.79	-0.80	49
Year ended 6-30-2013	9.60	12.41	2	2.91	-0.63	2.94	-0.66	44
Year ended 6-30-2012	8.54	-9.83	2	2.96	-0.75	2.99	-0.78	30
Year ended 6-30-2011	9.51	35.28	4	2.82	0.02	2.85	-0.01	58
Year ended 6-30-2010	7.03	5.81	5	2.72	-0.56	2.75	-0.59	88
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	11.12	-5.88	2	2.39[4]	-1.02[4]	2.42[4]	-1.05[4]	42
Year ended 6-30-2014	12.28	23.59	2	2.49	-0.47	2.52	-0.50	49
Year ended 6-30-2013	9.97	12.78	2	2.52	-0.24	2.55	-0.27	44
Year ended 6-30-2012	8.84	-9.38	2	2.55	-0.27	2.58	-0.30	30
Year ended 6-30-2011	9.82	35.64	3	2.53	0.37	2.56	0.34	58
Year ended 6-30-2010	7.24	5.97	3	2.49	-0.31	2.52	-0.34	88
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	11.76	-5.22	59	1.04[4]	0.33[4]	1.07[4]	0.30[4]	42
Year ended 6-30-2014	12.95	25.45	59	1.05	0.97	1.08	0.94	49
Year ended 6-30-2013	10.52	14.46	55	1.05	1.30	1.08	1.27	44
Year ended 6-30-2012	9.26	-8.06	50	1.06	1.38	1.09	1.35	30
Year ended 6-30-2011	10.29	37.73	62	1.06	1.88	1.09	1.85	58
Year ended 6-30-2010	7.55	7.49	46	1.06	1.30	1.09	1.27	88

See Accompanying Notes to Financial Statements.

NEW CONCEPTS FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2014 (unaudited)	$12.06	$(0.02)	$ 0.47	$ 0.45	$—	$(1.63)	$(1.63)
Year ended 6-30-2014	10.93	(0.08)	2.43	2.35	—	(1.22)	(1.22)
Year ended 6-30-2013	9.53	(0.06)	1.87	1.81	—	(0.41)	(0.41)
Year ended 6-30-2012	12.27	(0.08)	(0.67)	(0.75)	—	(1.99)	(1.99)
Year ended 6-30-2011	8.81	(0.04)	3.91	3.87	—	(0.41)	(0.41)
Year ended 6-30-2010	6.98	(0.03)	1.86	1.83	—	—	—
Class B Shares[5]							
Six-month period ended							
12-31-2014 (unaudited)	9.22	(0.07)	0.35	0.28	—	(1.57)	(1.57)
Year ended 6-30-2014	8.65	(0.17)	1.91	1.74	—	(1.17)	(1.17)
Year ended 6-30-2013	7.71	(0.15)	1.50	1.35	—	(0.41)	(0.41)
Year ended 6-30-2012	10.37	(0.16)	(0.59)	(0.75)	—	(1.91)	(1.91)
Year ended 6-30-2011	7.48	(0.13)	3.31	3.18	—	(0.29)	(0.29)
Year ended 6-30-2010	5.99	(0.11)	1.60	1.49	—	—	—
Class C Shares							
Six-month period ended							
12-31-2014 (unaudited)	9.51	(0.06)	0.36	0.30	—	(1.58)	(1.58)
Year ended 6-30-2014	8.89	(0.15)	1.95	1.80	—	(1.18)	(1.18)
Year ended 6-30-2013	7.89	(0.13)	1.54	1.41	—	(0.41)	(0.41)
Year ended 6-30-2012	10.55	(0.15)	(0.59)	(0.74)	—	(1.92)	(1.92)
Year ended 6-30-2011	7.61	(0.12)	3.36	3.24	—	(0.30)	(0.30)
Year ended 6-30-2010	6.08	(0.10)	1.63	1.53	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2014 (unaudited)	13.17	(0.01)	0.52	0.51	—	(1.65)	(1.65)
Year ended 6-30-2014	11.82	(0.04)	2.63	2.59	—	(1.24)	(1.24)
Year ended 6-30-2013	10.23	(0.02)	2.02	2.00	—	(0.41)	(0.41)
Year ended 6-30-2012	13.01	(0.05)	(0.70)	(0.75)	—	(2.03)	(2.03)
Year ended 6-30-2011	9.33	0.00	4.15	4.15	—	(0.47)	(0.47)
Year ended 6-30-2010	7.36	0.01	1.96	1.97	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$10.88	3.97%	$1,790	1.34%[4]	-0.40%[4]	1.35%[4]	-0.41%[4]	13%
Year ended 6-30-2014	12.06	22.44	1,764	1.36	-0.67	1.37	-0.68	51
Year ended 6-30-2013	10.93	19.55	1,476	1.41	-0.61	1.42	-0.62	38
Year ended 6-30-2012	9.53	-5.52	1,308	1.43	-0.76	1.45	-0.78	48
Year ended 6-30-2011	12.27	44.44	1,458	1.41	-0.32	1.43	-0.34	55
Year ended 6-30-2010	8.81	26.22	1,040	1.48	-0.33	1.50	-0.35	55
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	7.93	3.41	8	2.48[4]	-1.55[4]	2.49[4]	-1.56[4]	13
Year ended 6-30-2014	9.22	21.04	9	2.50	-1.80	2.51	-1.81	51
Year ended 6-30-2013	8.65	18.30	11	2.62	-1.81	2.63	-1.82	38
Year ended 6-30-2012	7.71	-6.64	13	2.58	-1.91	2.60	-1.93	48
Year ended 6-30-2011	10.37	42.91	21	2.49	-1.39	2.51	-1.41	55
Year ended 6-30-2010	7.48	24.88	19	2.58	-1.43	2.60	-1.45	55
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	8.23	3.48	11	2.25[4]	-1.31[4]	2.26[4]	-1.32[4]	13
Year ended 6-30-2014	9.51	21.31	12	2.27	-1.58	2.28	-1.59	51
Year ended 6-30-2013	8.89	18.52	11	2.35	-1.54	2.37	-1.56	38
Year ended 6-30-2012	7.89	-6.44	11	2.38	-1.71	2.40	-1.73	48
Year ended 6-30-2011	10.55	43.01	13	2.35	-1.27	2.37	-1.29	55
Year ended 6-30-2010	7.61	25.17	9	2.44	-1.29	2.46	-1.31	55
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	12.03	4.13	90	1.01[4]	-0.08[4]	1.02[4]	-0.09[4]	13
Year ended 6-30-2014	13.17	22.82	83	1.02	-0.32	1.03	-0.33	51
Year ended 6-30-2013	11.82	20.08	80	1.02	-0.22	1.03	-0.23	38
Year ended 6-30-2012	10.23	-5.11	56	1.03	-0.45	1.05	-0.47	48
Year ended 6-30-2011	13.01	45.03	59	1.02	0.03	1.04	0.01	55
Year ended 6-30-2010	9.33	26.77	12	1.04	0.10	1.06	0.08	55

See Accompanying Notes to Financial Statements.

SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2014 (unaudited)	$16.85	$(0.06)	$(0.34)	$(0.40)	$—	$(1.46)	$(1.46)
Year ended 6-30-2014	13.55	(0.09)	4.75	4.66	—	(1.36)	(1.36)
Year ended 6-30-2013	10.45	(0.08)	3.41	3.33	—	(0.23)	(0.23)
Year ended 6-30-2012	11.06	(0.10)	0.32	0.22	—	(0.83)	(0.83)
Year ended 6-30-2011	8.56	(0.09)	2.80	2.71	—	(0.21)	(0.21)
Year ended 6-30-2010	7.76	(0.05)	0.89	0.84	—	(0.04)	(0.04)
Class B Shares[5]							
Six-month period ended							
12-31-2014 (unaudited)	12.78	(0.11)	(0.26)	(0.37)	—	(1.46)	(1.46)
Year ended 6-30-2014	10.65	(0.20)	3.69	3.49	—	(1.36)	(1.36)
Year ended 6-30-2013	8.36	(0.17)	2.69	2.52	—	(0.23)	(0.23)
Year ended 6-30-2012	9.03	(0.18)	0.25	0.07	—	(0.74)	(0.74)
Year ended 6-30-2011	7.10	(0.17)	2.31	2.14	—	(0.21)	(0.21)
Year ended 6-30-2010	6.51	(0.13)	0.76	0.63	—	(0.04)	(0.04)
Class C Shares							
Six-month period ended							
12-31-2014 (unaudited)	12.95	(0.10)	(0.27)	(0.37)	—	(1.46)	(1.46)
Year ended 6-30-2014	10.77	(0.19)	3.73	3.54	—	(1.36)	(1.36)
Year ended 6-30-2013	8.43	(0.16)	2.73	2.57	—	(0.23)	(0.23)
Year ended 6-30-2012	9.10	(0.16)	0.24	0.08	—	(0.75)	(0.75)
Year ended 6-30-2011	7.14	(0.16)	2.33	2.17	—	(0.21)	(0.21)
Year ended 6-30-2010	6.54	(0.12)	0.76	0.64	—	(0.04)	(0.04)
Class Y Shares							
Six-month period ended							
12-31-2014 (unaudited)	18.55	(0.04)	(0.38)	(0.42)	—	(1.46)	(1.46)
Year ended 6-30-2014	14.76	(0.05)	5.20	5.15	—	(1.36)	(1.36)
Year ended 6-30-2013	11.33	(0.04)	3.70	3.66	—	(0.23)	(0.23)
Year ended 6-30-2012	11.92	(0.07)	0.35	0.28	—	(0.87)	(0.87)
Year ended 6-30-2011	9.18	(0.06)	3.01	2.95	—	(0.21)	(0.21)
Year ended 6-30-2010	8.29	(0.02)	0.95	0.93	—	(0.04)	(0.04)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$14.99	-2.35%	$3,559	1.24%[4]	-0.71%[4]	1.24%[4]	-0.71%[4]	13%
Year ended 6-30-2014	16.85	35.51	3,736	1.26	-0.58	1.26	-0.58	41
Year ended 6-30-2013	13.55	32.42	2,763	1.32	-0.67	1.33	-0.68	50
Year ended 6-30-2012	10.45	3.40	2,169	1.37	-0.99	1.38	-1.00	42
Year ended 6-30-2011	11.06	31.80	2,317	1.35	-0.86	1.36	-0.87	44
Year ended 6-30-2010	8.56	10.79	1,893	1.39	-0.57	1.40	-0.58	46
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	10.95	-2.87	20	2.30[4]	-1.78[4]	2.30[4]	-1.78[4]	13
Year ended 6-30-2014	12.78	34.10	23	2.32	-1.66	2.32	-1.66	41
Year ended 6-30-2013	10.65	30.81	23	2.49	-1.84	2.50	-1.85	50
Year ended 6-30-2012	8.36	2.19	23	2.56	-2.17	2.57	-2.18	42
Year ended 6-30-2011	9.03	30.30	32	2.47	-1.97	2.48	-1.98	44
Year ended 6-30-2010	7.10	9.64	34	2.52	-1.69	2.53	-1.70	46
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	11.12	-2.83	20	2.19[4]	-1.66[4]	2.19[4]	-1.66[4]	13
Year ended 6-30-2014	12.95	34.20	22	2.19	-1.52	2.19	-1.52	41
Year ended 6-30-2013	10.77	31.15	16	2.31	-1.66	2.32	-1.67	50
Year ended 6-30-2012	8.43	2.31	13	2.38	-1.99	2.39	-2.00	42
Year ended 6-30-2011	9.10	30.55	15	2.35	-1.85	2.36	-1.86	44
Year ended 6-30-2010	7.14	9.74	13	2.40	-1.58	2.41	-1.59	46
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	16.67	-2.24	133	0.98[4]	-0.46[4]	0.98[4]	-0.46[4]	13
Year ended 6-30-2014	18.55	35.93	136	0.99	-0.32	0.99	-0.32	41
Year ended 6-30-2013	14.76	32.81	99	1.01	-0.35	1.02	-0.36	50
Year ended 6-30-2012	11.33	3.71	78	1.03	-0.64	1.04	-0.65	42
Year ended 6-30-2011	11.92	32.28	81	1.02	-0.53	1.03	-0.54	44
Year ended 6-30-2010	9.18	11.19	63	1.04	-0.22	1.05	-0.23	46

See Accompanying Notes to Financial Statements.

SMALL CAP FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Six-month period ended							
12-31-2014 (unaudited)	$17.91	$(0.07)	$ 0.29	$ 0.22	$—	$(1.46)	$(1.46)
Year ended 6-30-2014	16.87	(0.19)	3.85	3.66	—	(2.62)	(2.62)
Year ended 6-30-2013	14.70	(0.15)	3.08	2.93	—	(0.76)	(0.76)
Year ended 6-30-2012	17.19	(0.18)	(0.88)	(1.06)	—	(1.43)	(1.43)
Year ended 6-30-2011	11.87	(0.16)	5.48	5.32	—	—	—
Year ended 6-30-2010	9.26	(0.14)	2.75	2.61	—	—	—
Class B Shares[5]							
Six-month period ended							
12-31-2014 (unaudited)	14.39	(0.13)	0.23	0.10	—	(1.46)	(1.46)
Year ended 6-30-2014	14.09	(0.31)	3.16	2.85	—	(2.55)	(2.55)
Year ended 6-30-2013	12.54	(0.28)	2.59	2.31	—	(0.76)	(0.76)
Year ended 6-30-2012	15.08	(0.30)	(0.81)	(1.11)	—	(1.43)	(1.43)
Year ended 6-30-2011	10.53	(0.27)	4.82	4.55	—	—	—
Year ended 6-30-2010	8.29	(0.23)	2.47	2.24	—	—	—
Class C Shares							
Six-month period ended							
12-31-2014 (unaudited)	15.11	(0.12)	0.25	0.13	—	(1.46)	(1.46)
Year ended 6-30-2014	14.66	(0.28)	3.29	3.01	—	(2.56)	(2.56)
Year ended 6-30-2013	12.97	(0.24)	2.69	2.45	—	(0.76)	(0.76)
Year ended 6-30-2012	15.49	(0.27)	(0.82)	(1.09)	—	(1.43)	(1.43)
Year ended 6-30-2011	10.79	(0.25)	4.95	4.70	—	—	—
Year ended 6-30-2010	8.48	(0.21)	2.52	2.31	—	—	—
Class Y Shares							
Six-month period ended							
12-31-2014 (unaudited)	19.71	(0.04)	0.33	0.29	—	(1.50)	(1.50)
Year ended 6-30-2014	18.30	(0.13)	4.20	4.07	—	(2.66)	(2.66)
Year ended 6-30-2013	15.81	(0.09)	3.34	3.25	—	(0.76)	(0.76)
Year ended 6-30-2012	18.28	(0.12)	(0.92)	(1.04)	—	(1.43)	(1.43)
Year ended 6-30-2011	12.56	(0.08)	5.80	5.72	—	—	—
Year ended 6-30-2010	9.74	(0.08)	2.90	2.82	—	—	—

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$16.67	1.49%	$838	1.42%[4]	-0.82%[4]	1.44%[4]	-0.84%[4]	23%
Year ended 6-30-2014	17.91	22.91	870	1.43	-1.04	1.45	-1.06	47
Year ended 6-30-2013	16.87	21.06	742	1.52	-0.98	1.54	-1.00	40
Year ended 6-30-2012	14.70	-5.14	655	1.54	-1.27	1.56	-1.29	51
Year ended 6-30-2011	17.19	44.82	734	1.52	-1.06	1.54	-1.08	65
Year ended 6-30-2010	11.87	28.19	510	1.62	-1.23	1.64	-1.25	58
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	13.03	0.99	7	2.54[4]	-1.95[4]	2.56[4]	-1.97[4]	23
Year ended 6-30-2014	14.39	21.47	9	2.53	-2.14	2.55	-2.16	47
Year ended 6-30-2013	14.09	19.70	10	2.70	-2.15	2.72	-2.17	40
Year ended 6-30-2012	12.54	-6.26	12	2.70	-2.42	2.72	-2.44	51
Year ended 6-30-2011	15.08	43.21	21	2.58	-2.10	2.60	-2.12	65
Year ended 6-30-2010	10.53	27.02	21	2.68	-2.28	2.70	-2.30	58
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	13.78	1.15	9	2.24[4]	-1.65[4]	2.26[4]	-1.67[4]	23
Year ended 6-30-2014	15.11	21.82	10	2.25	-1.86	2.27	-1.88	47
Year ended 6-30-2013	14.66	20.14	10	2.34	-1.80	2.36	-1.82	40
Year ended 6-30-2012	12.97	-5.95	10	2.37	-2.09	2.39	-2.11	51
Year ended 6-30-2011	15.49	43.56	13	2.33	-1.87	2.35	-1.89	65
Year ended 6-30-2010	10.79	27.24	11	2.45	-2.05	2.47	-2.07	58
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	18.50	1.72	23	1.04[4]	-0.42[4]	1.06[4]	-0.44[4]	23
Year ended 6-30-2014	19.71	23.39	19	1.04	-0.66	1.06	-0.68	47
Year ended 6-30-2013	18.30	21.62	34	1.05	-0.52	1.07	-0.54	40
Year ended 6-30-2012	15.81	-4.70	26	1.05	-0.77	1.07	-0.79	51
Year ended 6-30-2011	18.28	45.54	28	1.04	-0.53	1.06	-0.55	65
Year ended 6-30-2010	12.56	28.95	195	1.05	-0.66	1.07	-0.68	58

See Accompanying Notes to Financial Statements.

TAX-MANAGED EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$17.66	$(0.01)	$1.01	$ 1.00	$ —*	$(1.26)	$ —	$(1.26)
Year ended 6-30-2014	14.70	0.01	4.43	4.44	(0.01)	(1.47)	—	(1.48)
Year ended 6-30-2013	13.14	0.06	1.90	1.96	(0.05)	(0.35)	—	(0.40)
Year ended 6-30-2012	13.10	(0.01)	0.05	0.04	—	—	—	—
Year ended 6-30-2011	9.85	0.01	3.26	3.27	(0.02)	—	—	(0.02)
Year ended 6-30-2010	9.32	0.00	0.54	0.54	—*	—	(0.01)	(0.01)
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	15.55	(0.09)	0.89	0.80	—	(1.26)	—	(1.26)
Year ended 6-30-2014	13.09	(0.13)	3.92	3.79	—	(1.33)	—	(1.33)
Year ended 6-30-2013	11.82	(0.07)	1.69	1.62	—	(0.35)	—	(0.35)
Year ended 6-30-2012	11.90	(0.12)	0.04	(0.08)	—	—	—	—
Year ended 6-30-2011	9.01	(0.09)	2.98	2.89	—	—	—	—
Year ended 6-30-2010	8.61	(0.08)	0.48	0.40	—	—	—	—
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	15.54	(0.08)	0.88	0.80	—	(1.26)	—	(1.26)
Year ended 6-30-2014	13.08	(0.12)	3.94	3.82	—	(1.36)	—	(1.36)
Year ended 6-30-2013	11.80	(0.06)	1.69	1.63	—	(0.35)	—	(0.35)
Year ended 6-30-2012	11.87	(0.11)	0.04	(0.07)	—	—	—	—
Year ended 6-30-2011	8.99	(0.09)	2.97	2.88	—	—	—	—
Year ended 6-30-2010	8.58	(0.08)	0.49	0.41	—	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$17.40	5.78%	$325	1.07%[4]	-0.09%[4]	1.08%[4]	-0.10%[4]	27%
Year ended 6-30-2014	17.66	31.22	305	1.08	0.06	1.09	0.05	30
Year ended 6-30-2013	14.70	15.26	233	1.12	0.42	1.14	0.40	42
Year ended 6-30-2012	13.14	0.31	203	1.14	-0.06	1.15	-0.07	37
Year ended 6-30-2011	13.10	33.22	195	1.14	0.08	1.15	0.07	43
Year ended 6-30-2010	9.85	5.78	133	1.18	0.06	1.19	0.05	33
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	15.09	5.25	1	2.04[4]	-1.07[4]	—	—	27
Year ended 6-30-2014	15.55	29.98	1	2.06	-0.92	—	—	30
Year ended 6-30-2013	13.09	14.02	1	2.16	-0.60	—	—	42
Year ended 6-30-2012	11.82	-0.67	1	2.14	-1.06	—	—	37
Year ended 6-30-2011	11.90	32.08	1	2.07	-0.83	—	—	43
Year ended 6-30-2010	9.01	4.65	2	2.11	-0.87	—	—	33
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	15.08	5.26	5	1.93[4]	-0.96[4]	—	—	27
Year ended 6-30-2014	15.54	30.09	4	1.95	-0.81	—	—	30
Year ended 6-30-2013	13.08	14.21	3	2.03	-0.49	—	—	42
Year ended 6-30-2012	11.80	-0.59	3	2.06	-0.98	—	—	37
Year ended 6-30-2011	11.87	32.04	4	2.05	-0.82	—	—	43
Year ended 6-30-2010	8.99	4.78	3	2.08	-0.83	—	—	33

See Accompanying Notes to Financial Statements.

VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$17.45	$ 0.04	$ 0.66	$ 0.70	$(0.05)	$(1.71)	$ —	$(1.76)
Year ended 6-30-2014	15.14	0.07	3.13	3.20	(0.04)	(0.85)	—	(0.89)
Year ended 6-30-2013	11.91	0.11	3.27	3.38	(0.15)	—	—	(0.15)
Year ended 6-30-2012	12.55	0.11	(0.64)	(0.53)	(0.11)	—	—	(0.11)
Year ended 6-30-2011	9.82	0.02	2.71	2.73	—	—	—	—
Year ended 6-30-2010	8.27	0.04	1.59	1.63	(0.07)	—	(0.01)	(0.08)
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	16.48	(0.06)	0.62	0.56	—	(1.58)	—	(1.58)
Year ended 6-30-2014	14.40	(0.12)	2.98	2.86	—	(0.78)	—	(0.78)
Year ended 6-30-2013	11.35	(0.05)	3.11	3.06	(0.01)	—	—	(0.01)
Year ended 6-30-2012	12.01	(0.02)	(0.62)	(0.64)	(0.02)	—	—	(0.02)
Year ended 6-30-2011	9.49	(0.11)	2.63	2.52	—	—	—	—
Year ended 6-30-2010	8.02	(0.07)	1.54	1.47	—*	—	—*	—*
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	16.73	(0.04)	0.63	0.59	—	(1.62)	—	(1.62)
Year ended 6-30-2014	14.59	(0.08)	3.02	2.94	—	(0.80)	—	(0.80)
Year ended 6-30-2013	11.48	(0.01)	3.16	3.15	(0.04)	—	—	(0.04)
Year ended 6-30-2012	12.13	0.01	(0.63)	(0.62)	(0.03)	—	—	(0.03)
Year ended 6-30-2011	9.57	(0.09)	2.65	2.56	—	—	—	—
Year ended 6-30-2010	8.08	(0.05)	1.55	1.50	(0.01)	—	—*	(0.01)
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	17.53	0.07	0.66	0.73	(0.11)	(1.71)	—	(1.82)
Year ended 6-30-2014	15.21	0.12	3.14	3.26	(0.10)	(0.84)	—	(0.94)
Year ended 6-30-2013	11.96	0.17	3.28	3.45	(0.20)	—	—	(0.20)
Year ended 6-30-2012	12.64	0.17	(0.66)	(0.49)	(0.19)	—	—	(0.19)
Year ended 6-30-2011	9.83	0.04	2.77	2.81	—	—	—	—
Year ended 6-30-2010	8.28	0.09	1.59	1.68	(0.12)	—	(0.01)	(0.13)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$16.39	4.19%	$927	1.22%[4]	0.43%[4]	1.23%[4]	0.42%[4]	30%
Year ended 6-30-2014	17.45	21.77	867	1.25	0.41	1.26	0.40	72
Year ended 6-30-2013	15.14	28.58	646	1.32	0.80	1.33	0.79	62
Year ended 6-30-2012	11.91	-4.12	473	1.39	0.98	1.40	0.97	70
Year ended 6-30-2011	12.55	27.80	474	1.37	0.16	1.38	0.15	48
Year ended 6-30-2010	9.82	19.70	324	1.43	0.36	1.44	0.35	58
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	15.46	3.54	4	2.37[4]	-0.73[4]	2.38[4]	-0.74[4]	30
Year ended 6-30-2014	16.48	20.37	4	2.40	-0.75	2.41	-0.76	72
Year ended 6-30-2013	14.40	27.12	5	2.54	-0.38	2.55	-0.39	62
Year ended 6-30-2012	11.35	-5.34	6	2.60	-0.23	2.61	-0.24	70
Year ended 6-30-2011	12.01	26.55	11	2.48	-0.98	2.49	-0.99	48
Year ended 6-30-2010	9.49	18.38	13	2.50	-0.68	2.51	-0.69	58
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	15.70	3.67	7	2.07[4]	-0.43[4]	2.08[4]	-0.44[4]	30
Year ended 6-30-2014	16.73	20.76	7	2.13	-0.48	2.14	-0.49	72
Year ended 6-30-2013	14.59	27.46	6	2.23	-0.10	2.24	-0.11	62
Year ended 6-30-2012	11.48	-5.09	6	2.32	0.06	2.33	0.05	70
Year ended 6-30-2011	12.13	26.75	9	2.29	-0.78	2.30	-0.79	48
Year ended 6-30-2010	9.57	18.55	9	2.35	-0.55	2.36	-0.56	58
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	16.44	4.33	16	0.89[4]	0.76[4]	0.90[4]	0.75[4]	30
Year ended 6-30-2014	17.53	22.17	11	0.90	0.75	0.91	0.74	72
Year ended 6-30-2013	15.21	29.19	9	0.91	1.26	0.92	1.25	62
Year ended 6-30-2012	11.96	-3.75	3	0.93	1.44	0.94	1.43	70
Year ended 6-30-2011	12.64	28.59	3	0.92	0.34	0.93	0.33	48
Year ended 6-30-2010	9.83	20.28	26	0.93	0.87	0.94	0.86	58

See Accompanying Notes to Financial Statements.

FINANCIAL HIGHLIGHTS
Waddell & Reed Advisors Funds FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

VANGUARD FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Distributions From Return of Capital	Total Distributions
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$10.39	$(0.01)	$0.70	$0.69	$ —*	$(1.14)	$ —	$(1.14)
Year ended 6-30-2014	9.50	0.00*	2.62	2.62	—*	(1.73)	—	(1.73)
Year ended 6-30-2013	8.78	0.02	1.10	1.12	(0.01)	(0.39)	—	(0.40)
Year ended 6-30-2012	8.57	(0.01)	0.22	0.21	—	—	—	—
Year ended 6-30-2011	6.49	(0.01)	2.10	2.09	(0.01)	—	—	(0.01)
Year ended 6-30-2010	6.03	0.00	0.48	0.48	(0.01)	—	(0.01)	(0.02)
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	8.15	(0.06)	0.55	0.49	—	(1.10)	—	(1.10)
Year ended 6-30-2014	7.81	(0.10)	2.13	2.03	—	(1.69)	—	(1.69)
Year ended 6-30-2013	7.37	(0.08)	0.91	0.83	—	(0.39)	—	(0.39)
Year ended 6-30-2012	7.28	(0.10)	0.19	0.09	—	—	—	—
Year ended 6-30-2011	5.58	(0.08)	1.78	1.70	—	—	—	—
Year ended 6-30-2010	5.23	(0.07)	0.42	0.35	—	—	—	—
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	8.31	(0.05)	0.55	0.50	—	(1.10)	—	(1.10)
Year ended 6-30-2014	7.93	(0.08)	2.15	2.07	—	(1.69)	—	(1.69)
Year ended 6-30-2013	7.45	(0.06)	0.93	0.87	—	(0.39)	—	(0.39)
Year ended 6-30-2012	7.35	(0.09)	0.19	0.10	—	—	—	—
Year ended 6-30-2011	5.63	(0.08)	1.80	1.72	—	—	—	—
Year ended 6-30-2010	5.27	(0.06)	0.42	0.36	—	—	—	—
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	10.94	0.00*	0.74	0.74	(0.02)	(1.15)	—	(1.17)
Year ended 6-30-2014	9.91	0.03	2.75	2.78	(0.02)	(1.73)	—	(1.75)
Year ended 6-30-2013	9.13	0.05	1.15	1.20	(0.03)	(0.39)	—	(0.42)
Year ended 6-30-2012	8.88	0.02	0.23	0.25	—	—	—	—
Year ended 6-30-2011	6.71	0.02	2.17	2.19	(0.02)	—	—	(0.02)
Year ended 6-30-2010	6.23	0.02	0.51	0.53	(0.04)	—	(0.01)	(0.05)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge, redemption fee or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Annualized.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Waddell & Reed Advisors Fund or Ivy Fund.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Six-month period ended								
12-31-2014 (unaudited)	$ 9.94	6.73%	$1,347	1.13%[4]	-0.23%[4]	1.15%[4]	-0.25%[4]	14%
Year ended 6-30-2014	10.39	29.25	1,364	1.17	0.02	1.19	0.00	43
Year ended 6-30-2013	9.50	13.29	1,273	1.21	0.24	1.23	0.22	78
Year ended 6-30-2012	8.78	2.45	1,260	1.22	-0.13	1.24	-0.15	46
Year ended 6-30-2011	8.57	32.12	1,289	1.23	-0.09	1.25	-0.11	87
Year ended 6-30-2010	6.49	8.00	1,015	1.26	0.07	1.29	0.04	68
Class B Shares[5]								
Six-month period ended								
12-31-2014 (unaudited)	7.54	6.06	5	2.29[4]	-1.40[4]	2.31[4]	-1.42[4]	14
Year ended 6-30-2014	8.15	27.74	6	2.37	-1.19	2.39	-1.21	43
Year ended 6-30-2013	7.81	11.78	7	2.50	-1.06	2.52	-1.08	78
Year ended 6-30-2012	7.37	1.24	9	2.50	-1.40	2.52	-1.42	46
Year ended 6-30-2011	7.28	30.47	14	2.43	-1.27	2.45	-1.29	87
Year ended 6-30-2010	5.58	6.69	15	2.46	-1.12	2.49	-1.15	68
Class C Shares								
Six-month period ended								
12-31-2014 (unaudited)	7.71	6.16	6	2.08[4]	-1.18[4]	2.10[4]	-1.20[4]	14
Year ended 6-30-2014	8.31	27.91	6	2.16	-0.98	2.18	-1.00	43
Year ended 6-30-2013	7.93	12.20	6	2.26	-0.81	2.28	-0.83	78
Year ended 6-30-2012	7.45	1.36	6	2.31	-1.22	2.33	-1.24	46
Year ended 6-30-2011	7.35	30.55	7	2.32	-1.17	2.34	-1.19	87
Year ended 6-30-2010	5.63	6.83	7	2.37	-1.03	2.40	-1.06	68
Class Y Shares								
Six-month period ended								
12-31-2014 (unaudited)	10.51	6.86	90	0.85[4]	0.05[4]	0.87[4]	0.03[4]	14
Year ended 6-30-2014	10.94	29.65	86	0.86	0.33	0.88	0.31	43
Year ended 6-30-2013	9.91	13.64	80	0.86	0.57	0.88	0.55	78
Year ended 6-30-2012	9.13	2.82	83	0.86	0.20	0.88	0.18	46
Year ended 6-30-2011	8.88	32.59	98	0.86	0.25	0.88	0.23	87
Year ended 6-30-2010	6.71	8.48	49	0.87	0.49	0.90	0.46	68

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Waddell & Reed Advisors Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors Global Growth (formerly known as Waddell & Reed Advisors International Growth Fund), Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund and Waddell & Reed Advisors Vanguard Fund (each, a "Fund") are 13 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Prospectus and Statement of Additional Information ("SAI"). The investment manager to each Fund is Waddell & Reed Investment Management Company ("WRIMCO" or the "Manager").

Each Fund (except Tax-Managed Equity Fund, which does not offer Class Y shares) offers Class A, Class B, Class C and Class Y shares. Effective January 1, 2014, the Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Waddell & Reed Advisors Funds. Class A shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class Y shares are sold to certain institutional investors without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, Class B and Class C shares have separate distribution and/or service plans. No such plan has been adopted for Class Y shares. Class B shares will automatically convert to Class A shares 96 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment and/or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service authorized by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. Management of the Trust periodically reviews all tax positions to assess that it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of and for the period ended December 31, 2014, management believes that no liability for unrecognized tax positions is required. The Funds are subject to examination by U.S. federal and state authorities for returns filed for tax years after 2009.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceeds net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a tax return of capital.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC") require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods and swaps), the Fund will segregate collateral or designate on its books and records cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash." Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield and/or non-investment-grade bonds, which may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporations, partnerships or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, LIBOR rates or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and/or interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in either cash or additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield WRIMCO considers advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustee according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the office of the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Indemnifications. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and other assets are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of last reported sales prices, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service authorized by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or assets are valued at fair value, as determined in good faith by the Board or WRSCO pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or assets. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or assets and for determining whether the value of the applicable securities or assets should be re-evaluated in light of such significant events. WRSCO has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and other assets in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or asset cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or asset will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at their direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities were sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at their direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE provided by an independent pricing service. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Futures contracts traded on an exchange are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service for a comparable listed option unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. If no comparable listed option exists from which to obtain a price from an independent pricing service and a quotation cannot be obtained from a broker-dealer, the OTC option will be valued using a model reasonably designed to provide a current market price.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and asked prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Restricted Securities. Restricted securities that are deemed to be both Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy because they trade infrequently, and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 1 or 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. The beginning of period timing recognition is used for the transfers between Levels of the Funds' assets and liabilities. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities, respectively. Additionally, the net change in unrealized appreciation for all Level 3 investments still held as of December 31, 2014, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated securities.

The Funds may own different types of assets that are classified as Level 2 or Level 3. Assets classified as Level 2 can have a variety of observable inputs, including, but not limited to, benchmark yields, reported trades, broker quotes, benchmark securities, and bid/offer quotations. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations when presented by primary underlying risk exposure.

Forward Foreign Currency Contracts. Each Fund may enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts will be valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE as provided by a bank, dealer or independent pricing service. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Futures Contracts. Each Fund may engage in buying and selling futures contracts. Upon entering into a futures contract, the Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent payments (variation margins) are made or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. For each Fund, when a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument. Additionally, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Swap Agreements. Each Fund may invest in swap agreements.

Total return swaps involve a commitment to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities representing a variety of securities or a particular index. To the extent the total return of the security, index or other financial measure underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by WRIMCO. If a firm's creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Collateral and rights of offset. A Fund may mitigate credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing most derivative transactions between the Fund and each of its counterparties. The CSA allows the Fund and its counterparty to offset certain derivative financial instruments' payables and/or receivables against each other and/or with collateral, which is generally held by the Fund's custodian. The amount of collateral moved to/from applicable counterparties is based upon minimum transfer amounts specified in the CSA. To the extent amounts due to the Fund from its counterparties are not fully collateralized contractually or otherwise, the Fund bears the risk of loss from counterparty non-performance. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. FASB Accounting Standards Update 2011-11, Disclosures about Offsetting Assets and Liabilities, requires an entity that has financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position.

The following tables present financial instruments subject to master netting agreements as of December 31, 2014:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Asset Strategy Fund							
Investments in unaffiliated securities at value*	$1,509	$—	$1,509	$ (951)	$ (293)	$ (80)	$185
Unrealized appreciation on forward foreign currency contracts[1]	400	—	400	—	—	(211)	189
Total	$1,909	$—	$1,909	$ (951)	$ (293)	$(291)	$374
Global Growth Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$2,270	$—	$2,270	$ —	$(1,724)	$ —	$546
Science and Technology Fund							
Investments in unaffiliated securities at value*	$1,765	$—	$1,765	$(1,765)	$ —	$ —	$ —
Small Cap Fund							
Unrealized appreciation on swap agreements	$1,248	$—	$1,248	$ —	$ (949)	$ —	$299

* Purchased options are reported as investments in unaffiliated securities on the Statement of Assets and Liabilities.

(1) Amounts include forward currency contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Asset Strategy Fund							
Written options at value	$1,015	$—	$1,015	$ (951)	$ (47)	$—	$ 17
New Concepts Fund							
Written options at value	$ 430	$—	$ 430	$ —	$(378)	$—	$ 52
Science and Technology Fund							
Written options at value	$1,927	$—	$1,927	$(1,765)	$ —	$—	$162

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of December 31, 2014:

Fund	Type of Risk Exposure	Assets Statement of Assets & Liabilities Location	Value	Liabilities Statement of Assets & Liabilities Location	Value
Accumulative Fund	Equity	Investments in unaffiliated securities at value*	$ 676	Written options at value	$ 218
Asset Strategy Fund	Equity	Investments in unaffiliated securities at value*	1,509	Written options at value	1,015
	Foreign currency	Unrealized appreciation on forward foreign currency contracts	223		—
Global Growth Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	2,110		—
New Concepts Fund	Equity		—	Written options at value	430
Science and Technology Fund	Equity	Investments in unaffiliated securities at value*	1,765	Written options at value	1,927
Small Cap Fund	Equity	Unrealized appreciation on swap agreements	1,248		—
Value Fund	Equity		—	Written options at value	440

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the period ended December 31, 2014:

Fund	Type of Risk Exposure	Net realized gain (loss) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$ (3,350)	$ —	$—	$4,106	$ —	$ 756
Asset Strategy Fund	Equity	(10,366)	(18,685)	—	6,429	—	(22,622)
	Foreign currency	—	—	—	—	6,433	6,433
Global Growth Fund	Foreign currency	—	—	—	—	6,152	6,152
New Concepts Fund	Equity	(7,413)	—	—	944	—	(6,469)
Science and Technology Fund	Equity	1,633	—	—	1,980	—	3,613
Small Cap Fund	Equity	—	2,323	—	—	—	2,323
Value Fund	Equity	—	—	—	766	—	766

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the period ended December 31, 2014:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on: Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Accumulative Fund	Equity	$(2,812)	$ —	$—	$(4,718)	$ —	$(7,530)
Asset Strategy Fund	Equity	969	(4,997)	—	1,608	—	(2,420)
	Foreign currency	—	—	—	—	893	893
Global Growth Fund	Foreign currency	—	—	—	—	2,228	2,228
New Concepts Fund	Equity	3,272	—	—	71	—	3,343
Small Cap Fund	Equity	—	1,248	—	—	—	1,248
Science and Technology Fund	Equity	(2,121)	—	—	(340)	—	(2,461)
Value Fund	Equity	—	—	—	142	—	142

Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the period ended December 31, 2014, the average derivative volume was as follows:

Fund	Long forward contracts[1]	Short forward contracts[1]	Long futures contracts[1]	Short futures contracts[1]	Swap agreements[2]	Purchased options[1]	Written options[1]
Accumulative Fund	$ —	$ —	$—	$—	$ —	$1,742	$ 1,515
Asset Strategy Fund	58,244	57,560	—	—	137,377	4,686	(3,233)
Global Growth Fund	67,864	66,898	—	—	—	—	—
New Concepts Fund	—	—	—	—	—	1,463	263
Science and Technology Fund	—	—	—	—	—	1,481	892
Small Cap Fund	—	—	—	—	12,409	—	—
Value Fund	—	—	—	—	—	—	583

(1) Average value outstanding during the period.
(2) Average notional amount outstanding during the period.

Objectives and Strategies

Accumulative Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and generating additional income from written option premiums. To achieve these objectives, the Fund utilized options, both written and purchased, on individual equity securities.

Asset Strategy Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities, increasing exposure to various equity markets, managing exposure to various foreign currencies, and hedging certain event risks on positions held by the Fund. To achieve the objective of hedging market risk and increasing exposure to equity markets, the Fund utilized total return swaps and option contracts on foreign and domestic equity indices. To manage foreign currency exposure, the Fund utilized forward contracts and option contracts to either increase or decrease exposure to a given currency. To manage event risks, the Fund utilized option contracts, both written and purchased, on individual equity securities owned by the Fund.

Global Growth Fund. The Fund's objective in using derivatives during the period included managing the exposure to various foreign currencies. To achieve this objective, the Fund utilized forward contracts to either increase or decrease exposure to a given currency.

New Concepts Fund. The Fund's objectives in using derivatives during the period included gaining exposure to certain sectors, hedging certain event risks on positions held by the Fund and hedging market risk on equity securities. To achieve these objectives, the Fund utilized options, both written and purchased, on either an index or on individual or baskets of equity securities.

Science and Technology Fund. The Fund's objective in using derivatives during the period was to hedge market risk and individual security exposure in its portfolio. To achieve this objective, the Fund utilized options, both written and purchased, on individual equity securities owned by the Fund and on domestic equity indices.

Small Cap Fund. The Fund's objectives in using derivatives during the period included hedging market risk on equity securities and increasing exposure to various equity sectors and markets. To achieve these objectives, the Fund utilized total return swaps on individual equity securities.

Value Fund. The Fund's objectives in using derivatives during the period included generating additional income from written option premiums and gaining exposure to, or facilitate trading in, certain securities. To achieve these objectives, the Fund utilized written options on individual equity securities.

5. WRITTEN OPTION ACTIVITY ($ amounts in thousands)

Transactions in written options were as follows:

Fund	Outstanding at 6-30-14	Options written	Options closed	Options exercised	Options expired	Outstanding at 12-31-14
Accumulative Fund						
Number of Contracts	30,923	17,022	(11,938)	(21,521)	(11,894)	2,592
Premium Received	$12,783	$ 3,484	$ (3,838)	$ (8,563)	$ (3,534)	$ 332
Asset Strategy Fund						
Number of Contracts	12,015	33,170	(4,157)	(2,452)	(32,204)	6,372
Premium Received	$ 510	$10,314	$ (4,592)	$ (68)	$ (3,226)	$ 2,938
New Concepts Fund						
Number of Contracts	1,118	41,579	(29,459)	(2,654)	(6,815)	3,769
Premium Received	$ 151	$ 2,599	$ (1,004)	$ (390)	$ (732)	$ 624
Science and Technology Fund						
Number of Contracts	N/A	77,629	(45,249)	—	—	32,380
Premium Received	N/A	$ 4,361	$ (2,774)	$ —	$ —	$ 1,587
Value Fund						
Number of Contracts	5,123	18,436	(6,397)	(3,036)	(10,359)	3,767
Premium Received	$ 509	$ 2,122	$ (358)	$ (561)	$ (1,090)	$ 622

6. BASIS FOR CONSOLIDATION OF THE ASSET STRATEGY FUND

WRA ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Asset Strategy Fund (referred to as "the Fund" in this subsection). WRA ASF III (SBP), LLC and WRA ASF, LLC (each a "Company", collectively "the Companies"), Delaware limited liability companies, were incorporated as wholly owned companies acting as investment vehicles for the Fund. Each Subsidiary and Company acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Companies. The consolidated financial statements include the accounts of the Fund, its Subsidiary and the Companies. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and each Company comprising the entire issued share capital of the Subsidiary and each Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and each Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and each Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and each Company.

See the table below for details regarding the structure, incorporation and relationship as of December 31, 2014 of each Subsidiary and Company to the Fund (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
WRA ASF II, Ltd.	1-31-13	4-10-13	$3,325,213	$254,387	7.65%
WRA ASF III (SBP), LLC	4-9-13	4-23-13	3,325,213	82,524	2.48
WRA ASF, LLC	12-10-12	12-18-12	3,325,213	35,688	1.07

7. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS ($ amounts in thousands unless indicated otherwise)

Management Fees. WRIMCO, a wholly owned subsidiary of Waddell & Reed, Inc. ("W&R"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M – Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.700%	0.650%	0.600%	0.550%	0.550%	0.550%
Asset Strategy Fund	0.700	0.650	0.600	0.550	0.550	0.550
Continental Income Fund	0.700	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.700	0.650	0.600	0.550	0.525	0.500
Dividend Opportunities Fund	0.700	0.650	0.600	0.550	0.550	0.550
Energy Fund	0.850	0.830	0.800	0.760	0.760	0.760
Global Growth Fund	0.850	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.850	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.850	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.850	0.830	0.800	0.760	0.760	0.760
Tax-Managed Equity Fund	0.650	0.600	0.550	0.500	0.500	0.500
Value Fund	0.700	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.700	0.650	0.600	0.550	0.550	0.550

Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 14), the fee is payable at the following annual rates for those Funds included in the settlement agreement:

Fund (M – Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Accumulative Fund	0.660%	0.640%	0.600%	0.550%	0.550%	0.550%
Asset Strategy Fund	0.690	0.650	0.600	0.550	0.550	0.550
Core Investment Fund	0.650	0.640	0.600	0.550	0.525	0.500
Global Growth Fund	0.820	0.830	0.800	0.760	0.760	0.760
New Concepts Fund	0.830	0.830	0.800	0.760	0.760	0.760
Science and Technology Fund	0.830	0.830	0.800	0.760	0.760	0.760
Small Cap Fund	0.830	0.830	0.800	0.760	0.760	0.760
Value Fund	0.690	0.650	0.600	0.550	0.550	0.550
Vanguard Fund	0.670	0.650	0.600	0.550	0.550	0.550

Effective June 29, 2009 through September 30, 2016, the fee is payable at the following annual rates for Continental Income Fund:

Fund (M – Millions)	$0 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	Over $6,000M
Continental Income Fund	0.680%	0.650%	0.600%	0.550%	0.550%	0.550%

WRIMCO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to WRIMCO's right to change or modify this waiver. See Waivers of Expenses for more information.

Accounting Services Fees. The Trust has an Accounting Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an affiliate of W&R. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M – Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Administrative Fee. Each Fund also pays WISC a monthly fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B and Class C shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.5792; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (Waddell & Reed Advisors Funds, InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. If the aggregate annual rate of the WISC transfer agent fee and the costs charged by the financial services companies exceeds $18.00 per account for a Fund, WISC will reimburse the Fund the amount in excess of $18.00.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account, or a fixed rate fee, based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan for Class A Shares. Under a Distribution and Service Plan for Class A shares adopted by the Trust pursuant to Rule 12b-1 under the 1940 Act, each Fund may pay a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is paid daily to compensate W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class either directly or by third parties. For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. The Board may in the future, without shareholder approval, authorize payments up to a maximum of 0.25% of the Fund's average Class A net assets on an annual basis, if it determines to do so.

Distribution and Service Plan for Class B and Class C Shares. Under the Distribution and Service Plan adopted by the Trust for Class B and Class C shares, respectively, each Fund may pay W&R a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets attributable to that class to compensate W&R for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Sales Charges. As principal underwriter for the Trust's shares, W&R receives sales commissions (which are not an expense of the Trust) for sales of Class A shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A shares and is paid to W&R. During the period ended December 31, 2014, W&R received the following amounts in sales commissions and CDSCs ($ amounts rounded to thousands):

	Gross Sales Commissions	CDSC Class A	CDSC Class B	CDSC Class C	Commissions Paid[1]
Accumulative Fund	$ 253	$ —*	$ 1	$ —*	$ 155
Asset Strategy Fund	1,672	4	13	4	1,080
Continental Income Fund	663	2	1	2	456
Core Investment Fund	1,424	2	5	2	896
Dividend Opportunities Fund	206	2	1	—*	140
Energy Fund	209	1	—*	—*	147
Global Growth Fund	96	—*	1	—*	55
New Concepts Fund	524	1	2	—*	340
Science and Technology Fund	1,261	2	4	2	811
Small Cap Fund	291	1	2	—*	190
Tax-Managed Equity Fund	107	1	—*	—*	79
Value Fund	238	1	1	—*	166
Vanguard Fund	244	1	2	—*	153

Not shown due to rounding.

(1) W&R reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Waivers of Expenses ($ amounts rounded to thousands). During the period ended December 31, 2014, the following amounts were waived as a result of the reduced management fees related to the settlement agreement:

Accumulative Fund	$ 219
Asset Strategy Fund	50
Continental Income Fund	101
Core Investment Fund	302
Global Growth Fund	91
New Concepts Fund	101
Science and Technology Fund	100
Small Cap Fund	86
Value Fund	47
Vanguard Fund	151

For each of Accumulative Fund, Core Investment Fund and Tax-Managed Equity Fund, the Board of Trustees has limited Rule 12b-1 payments to 0.234%, 0.249% and 0.236%, respectively, of the Fund's average Class A net assets on an annual basis. During the period ended December 31, 2014, the following amounts represent the difference between 0.25% and the reduced Rule 12b-1 fees:

Accumulative Fund	$107
Core Investment Fund	22
Tax-Managed Equity Fund	22

Any amounts due to the funds as a reimbursement but not paid as of December 31, 2014 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

8. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Trust and the Advisors Fund Complex (Ivy Funds, Ivy Funds Variable Insurance Portfolios and InvestEd Portfolios); referred to with the Funds for purposes of this section as Funds) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the period ended December 31, 2014.

9. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the period ended December 31, 2014 follows:

	6-30-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	12-31-14 Share Balance	12-31-14 Value
Asset Strategy Fund							
Circuit of the Americas LLC, Class B[1]	N/A	$ —*	$—	$—	$—	—*	$ —
Media Group Holdings LLC, Series H[1]	73	—	—	—	—	73	42,157
Media Group Holdings LLC, Series I[1]	43	—	—	—	—	43	24,106
Media Group Holdings LLC, Series T[1]	9	—	—	—	—	9	16,258
				$—	$—		$ 82,521

	6-30-14 Share Balance	Purchases at cost	Sales at Cost	Realized Gain/(Loss)	Distributions Received	12-31-14 Share Balance	12-31-14 Value
Science and Technology Fund							
Acxiom Corp.[1]	4,383	$ —	$—	$—	$—	4,383	$ 88,853
BioAmber, Inc.[1]	1,462	2,151	—	—	—	1,644	13,790
BioAmber, Inc., Expires 5-9-17	1,423	—	—	—	—	1,423	2,248
iGATE Corp.[1][2]	3,003	—	—	—	—	N/A	N/A
Marrone Bio Innovations[1]	1,828	—	—	—	—	1,828	6,597
Photronics, Inc.[1]	3,419	—	—	—	—	3,419	28,413
Silver Spring Networks, Inc.[1]	3,624	—	—	—	—	3,624	30,547
WNS (Holdings) Ltd. ADR[1]	3,921	—	—	—	—	3,921	81,013
				$—	$—		$251,461

Not shown due to rounding.

(1) No dividends were paid during the preceding 12 months.

(2) No longer affiliated as of December 31, 2014.

10. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the period ended December 31, 2014, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Accumulative Fund	$—	$ 788,255	$ —	$ 655,058
Asset Strategy Fund	—	1,235,957	—	867,275
Continental Income Fund	—	328,149	14,461	256,845
Core Investment Fund	—	1,570,888	—	1,581,166
Dividend Opportunities Fund	—	144,282	—	211,516
Energy Fund	—	51,631	—	24,836
Global Growth Fund	—	242,386	—	267,945
New Concepts Fund	—	239,713	—	283,217
Science and Technology Fund	—	497,337	—	640,874
Small Cap Fund	—	191,782	—	252,403
Tax-Managed Equity Fund	—	90,747	—	84,051
Value Fund	—	264,596	—	278,881
Vanguard Fund	—	202,165	—	344,046

11. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of no par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

	Accumulative Fund				Asset Strategy Fund			
	Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14		Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	5,757	$ 66,677	9,283	$ 98,154	23,263	$ 256,146	54,421	$ 621,918
Class B	17	175	24	224	47	513	224	2,473
Class C	66	683	71	679	298	3,228	988	11,039
Class Y	33	384	38	408	442	4,976	6,661	77,926
Shares issued in reinvestment of distributions to shareholders:								
Class A	18,506	191,166	327	3,429	71,495	640,599	13,393	152,006
Class B	83	749	—*	3	883	7,636	212	2,345
Class C	92	851	—*	3	1,360	11,821	278	3,084
Class Y	65	674	2	20	1,487	13,383	295	3,351
Shares redeemed:								
Class A	(8,273)	(96,668)	(18,893)	(198,499)	(35,327)	(390,121)	(58,260)	(664,326)
Class B	(100)	(1,021)	(271)	(2,542)	(725)	(7,711)	(1,559)	(17,340)
Class C	(82)	(852)	(169)	(1,626)	(948)	(10,245)	(1,853)	(20,654)
Class Y	(33)	(397)	(42)	(443)	(1,163)	(13,259)	(6,180)	(71,594)
Net increase (decrease)	16,131	$162,421	(9,630)	$(100,190)	61,112	$ 516,966	8,620	$ 100,228

* Not shown due to rounding.

	Continental Income Fund				Core Investment Fund			
	Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14		Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	19,520	$ 203,791	43,386	$ 433,181	40,819	$ 311,339	86,384	$ 644,293
Class B	37	378	86	858	83	549	215	1,424
Class C	214	2,216	657	6,522	489	3,222	959	6,353
Class Y	116	1,220	186	1,862	2,129	16,526	1,900	14,146
Shares issued in reinvestment of distributions to shareholders:								
Class A	5,817	58,916	5,930	57,806	66,488	462,095	73,616	509,420
Class B	20	197	29	276	269	1,603	388	2,351
Class C	59	594	66	637	406	2,472	471	2,897
Class Y	25	259	36	350	1,582	11,045	1,749	12,138
Shares redeemed:								
Class A	(9,734)	(101,800)	(16,169)	(162,391)	(44,577)	(341,779)	(81,044)	(605,872)
Class B	(83)	(849)	(179)	(1,778)	(392)	(2,560)	(773)	(5,030)
Class C	(209)	(2,179)	(328)	(3,288)	(480)	(3,254)	(995)	(6,596)
Class Y	(256)	(2,681)	(138)	(1,375)	(787)	(6,025)	(4,225)	(31,296)
Net increase	15,526	$ 160,062	33,562	$ 332,660	66,029	$ 455,233	78,645	$ 544,228

	Dividend Opportunities Fund				Energy Fund			
	Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14		Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,946	$ 57,144	6,441	$ 119,624	3,514	$ 57,097	4,524	$ 72,409
Class B	7	135	19	343	4	69	9	127
Class C	43	799	62	1,139	56	867	27	397
Class Y	178	3,559	17	325	64	1,141	100	1,681
Shares issued in reinvestment of distributions to shareholders:								
Class A	6,030	102,897	2,357	42,131	—	—	—	—
Class B	45	752	21	374	—	—	—	—
Class C	79	1,330	31	547	—	—	—	—
Class Y	48	814	7	117	—	—	—	—
Shares redeemed:								
Class A	(5,114)	(99,774)	(13,804)	(255,818)	(1,905)	(30,907)	(3,779)	(59,382)
Class B	(69)	(1,297)	(126)	(2,291)	(19)	(288)	(81)	(1,183)
Class C	(68)	(1,326)	(171)	(3,136)	(41)	(602)	(65)	(985)
Class Y	(26)	(508)	(22)	(418)	(41)	(654)	(45)	(716)
Net increase (decrease)	4,099	$ 64,525	(5,168)	$ (97,063)	1,632	$ 26,723	690	$ 12,348

	Global Growth Fund[1]				New Concepts Fund			
	Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14		Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	3,176	$ 39,061	7,570	$ 89,935	9,958	$ 117,621	23,303	$ 274,987
Class B	2	27	31	351	13	121	67	624
Class C	10	115	50	583	91	830	224	2,116
Class Y	512	6,154	520	6,190	843	10,947	995	12,840
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,769	20,838	658	7,642	21,473	229,114	14,279	159,069
Class B	5	57	—*	—*	176	1,371	152	1,299
Class C	6	65	—*	6	220	1,775	162	1,426
Class Y	211	2,482	99	1,152	926	10,913	633	7,690
Shares redeemed:								
Class A	(3,804)	(46,894)	(8,208)	(97,178)	(13,147)	(156,462)	(26,350)	(311,915)
Class B	(35)	(390)	(53)	(579)	(181)	(1,604)	(459)	(4,194)
Class C	(20)	(236)	(49)	(566)	(191)	(1,774)	(403)	(3,794)
Class Y	(239)	(2,943)	(1,277)	(15,326)	(621)	(7,943)	(2,118)	(27,566)
Net increase (decrease)	1,593	$ 18,336	(659)	$ (7,790)	19,560	$ 204,909	10,485	$ 112,582

* Not shown due to rounding.

(1) Effective January 1, 2015, the Fund's name changed from International Growth Fund to Global Growth Fund.

	Science and Technology Fund				Small Cap Fund			
	Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14		Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	12,073	$ 193,741	32,811	$ 511,584	3,070	$ 52,219	8,481	$ 152,139
Class B	25	308	143	1,699	6	89	29	431
Class C	175	2,120	547	6,625	39	549	84	1,289
Class Y	815	14,678	1,957	32,763	295	5,538	184	3,638
Shares issued in reinvestment of distributions to shareholders:								
Class A	20,285	302,246	17,577	267,172	4,138	66,876	6,667	110,805
Class B	218	2,373	232	2,694	60	762	125	1,675
Class C	207	2,287	185	2,172	63	835	119	1,672
Class Y	649	10,750	577	9,646	97	1,742	126	2,294
Shares redeemed:								
Class A	(16,622)	(268,150)	(32,584)	(509,730)	(5,558)	(94,978)	(10,485)	(188,877)
Class B	(272)	(3,249)	(675)	(8,116)	(115)	(1,552)	(272)	(3,956)
Class C	(249)	(3,084)	(582)	(7,130)	(121)	(1,740)	(227)	(3,397)
Class Y	(836)	(14,737)	(1,922)	(32,930)	(108)	(2,040)	(1,216)	(24,586)
Net increase	16,468	$ 239,283	18,266	$ 276,449	1,866	$ 28,300	3,615	$ 53,127

	Tax-Managed Equity Fund				Value Fund			
	Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14		Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,927	$ 34,594	3,371	$ 55,632	7,269	$ 127,810	15,554	$ 252,062
Class B	1	8	2	26	12	197	20	311
Class C	21	333	49	716	47	796	70	1,076
Class Y	N/A	—	N/A	N/A	335	6,072	131	2,150
Shares issued in reinvestment of distributions to shareholders:								
Class A	1,195	20,556	1,378	22,064	5,459	87,888	2,544	39,857
Class B	3	44	4	64	23	352	17	248
Class C	23	343	25	347	40	615	22	336
Class Y	N/A	—	N/A	N/A	101	1,624	35	549
Shares redeemed:								
Class A	(1,653)	(29,759)	(3,327)	(54,977)	(5,819)	(103,282)	(11,080)	(180,217)
Class B	(6)	(88)	(17)	(255)	(49)	(815)	(139)	(2,147)
Class C	(20)	(319)	(51)	(754)	(66)	(1,106)	(122)	(1,918)
Class Y	N/A	—	N/A	N/A	(88)	(1,562)	(114)	(1,850)
Net increase	1,491	$ 25,712	1,434	$ 22,863	7,264	$ 118,589	6,938	$ 110,457

	Vanguard Fund			
	Six months ended 12-31-14 (Unaudited)		Year ended 6-30-14	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	5,631	$ 59,365	13,406	$ 136,348
Class B	9	73	39	319
Class C	37	313	67	553
Class Y	578	6,441	694	7,420
Shares issued in reinvestment of distributions to shareholders:				
Class A	13,823	136,433	21,195	201,987
Class B	93	699	174	1,305
Class C	96	734	150	1,154
Class Y	867	9,041	1,212	12,141
Shares redeemed:				
Class A	(15,233)	(161,150)	(37,303)	(382,295)
Class B	(137)	(1,113)	(341)	(2,753)
Class C	(111)	(935)	(252)	(2,096)
Class Y	(700)	(7,846)	(2,131)	(23,118)
Net increase (decrease)	4,953	$ 42,055	(3,090)	$ (49,035)

12. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statements of Operations. At December 31, 2014, there were no outstanding bridge loan commitments.

13. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at December 31, 2014 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation
Accumulative Fund	$1,048,256	$ 349,261	$ 24,984	$ 324,277
Asset Strategy Fund	3,099,800	323,752	109,501	214,251
Continental Income Fund	1,179,975	280,838	10,817	270,021
Core Investment Fund	3,377,464	1,118,890	37,387	1,081,503
Dividend Opportunities Fund	503,290	185,792	1,901	183,891
Energy Fund	206,841	55,437	9,291	46,146
Global Growth Fund	512,929	93,282	12,206	81,076
New Concepts Fund	1,438,589	523,743	59,498	464,245
Science and Technology Fund	2,234,973	1,613,989	111,073	1,502,916
Small Cap Fund	591,478	293,979	8,426	285,553
Tax-Managed Equity Fund	227,416	104,054	319	103,735
Value Fund	747,245	218,863	11,119	207,744
Vanguard Fund	882,125	555,509	4,230	551,279

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended June 30, 2014 and the post-October and late-year ordinary activity were as follows:

Fund	Distributed Ordinary Income	Undistributed Ordinary Income	Distributed Long-Term Capital Gains	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Accumulative Fund	$ 3,076	$26,893	$ 570	$140,221	$—	$ —	$ —
Asset Strategy Fund	14,170	23,492	148,913	662,385	—	—	—
Continental Income Fund	7,895	1,339	52,178	26,029	—	—	—
Core Investment Fund	116,226	29,109	430,800	255,323	—	—	—
Dividend Opportunities Fund	6,285	2,216	37,775	66,456	—	—	—
Energy Fund	—	—	—	—	—	—	765
Global Growth Fund	8,972	2,583	—	11,735	—	—	—
New Concepts Fund	18,042	10,695	153,637	222,762	—	—	—
Science and Technology Fund	—	—	294,445	236,439	—	—	9,659
Small Cap Fund	3,936	168	113,803	68,177	—	4,881	2,822
Tax-Managed Equity Fund	4,131	61	19,507	8,583	—	1,014	—
Value Fund	5,019	21,204	36,433	47,641	—	—	—
Vanguard Fund	18,866	141	202,413	98,322	—	1,922	356

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal year late-year ordinary losses that arise from the netting of activity generated between each November 1 and the end of its fiscal year on certain specified ordinary items.

Accumulated capital losses represent net capital loss carryovers as of June 30, 2014 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. Under the Regulated Investment Company Modernization Act of 2010 (the "Modernization Act"), a Fund is permitted to carry forward capital losses incurred in taxable years beginning after December 22, 2010 for an unlimited period. Any losses incurred during those future taxable years will be required to be utilized prior to any losses incurred in pre-enactment taxable years which have only an eight year carryforward period. As a result of this ordering rule, pre-enactment capital loss carryovers may expire unused. Additionally, post-enactment capital losses that are carried forward will retain their character as either short-term or long-term capital losses rather than being considered all short-term as under the previous law. The Fund's first fiscal year end subject to the Modernization Act was June 30, 2012. The following table shows the expiration dates for capital loss carryovers from pre-enactment taxable years and the amounts of capital loss carryovers, if any, by each of the applicable Funds electing to be taxed as a regulated investment company during the year ended June 30, 2014:

| | Pre-Enactment | | | | | Post-Enactment | |
| | | | | | | Short-Term Capital Loss | Long-Term Capital Loss |
Fund	2015	2016	2017	2018	2019	Carryover	Carryover
Accumulative Fund	$—	$ —	$—	$—	$ —	$—	$—
Asset Strategy Fund	—	—	—	—	—	—	—
Continental Income Fund	—	21,405	—	—	—	—	—
Core Investment Fund	—	—	—	—	—	—	—
Dividend Opportunities Fund	—	—	—	—	—	—	—
Energy Fund	—	—	—	—	4,890	—	—
Global Growth Fund	—	—	—	—	—	—	—
New Concepts Fund	—	—	—	—	—	—	—
Science and Technology Fund	—	—	—	—	—	—	—
Small Cap Fund	—	—	—	—	—	—	—
Tax-Managed Equity Fund	—	—	—	—	—	—	—
Value Fund	—	—	—	—	—	—	—
Vanguard Fund	—	—	—	—	—	—	—

Retirement Shares was merged into Continental Income Fund as of June 29, 2009. At the time of the merger, Retirement Shares had capital loss carryovers available to offset future gains of Continental Income Fund. These carryovers are limited to $10,702 for each period ending from June 30, 2015 through 2016 plus any unused limitations from prior years.

14. REGULATORY AND LITIGATION MATTERS

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, "Waddell & Reed") reached a settlement with the SEC to resolve proceedings brought in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order ("SEC Order"), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed agreed to pay $40 million in disgorgement and $10 million in civil money penalties.

Pursuant to the terms of the SEC order, the $50 million in disgorgement and civil penalties, plus accrued interest ("Fair Fund"), must be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with W&R and as approved by the SEC, using a distribution methodology acceptable to the Funds' Disinterested Trustees. The SEC Order also required that the independent distribution consultant develop the distribution methodology pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. On July 15, 2014, the SEC ordered that the Fair Fund be distributed to investors as provided for in the distribution plan.

The foregoing is only a summary of the SEC Order. A copy of the SEC Order and the distribution plan are available on the SEC's website at www.sec.gov.

At its meeting on August 12 and 13, 2014, the Trust's Board of Trustees, including all of the Disinterested Trustees, considered and approved the continuance of the existing Investment Management Agreement ("Management Agreement") between WRIMCO and the Trust with respect to each of Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Continental Income Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors Dividend Opportunities Fund, Waddell & Reed Advisors Energy Fund, Waddell & Reed Advisors International Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Tax-Managed Equity Fund, Waddell & Reed Advisors Value Fund and Waddell & Reed Advisors Vanguard Fund. The Disinterested Trustees were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Trustees also received and considered a memorandum from their independent legal counsel regarding the Disinterested Trustees' responsibilities in evaluating the Management Agreement for each Fund. This memorandum explained the regulatory requirements pertaining to the Disinterested Trustees' evaluation of the Management Agreement. In addition, the Disinterested Trustees engaged a fee consultant whose responsibilities included managing the process by which the proposed management fees under the Management Agreement were negotiated with WRIMCO.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request letter for information to be provided to the Trustees in connection with their consideration of the continuance of the Management Agreement with respect to each Fund. WRIMCO provided materials to the Trustees that included responses to the request letter and other information WRIMCO believed was useful in evaluating the continuation of the Management Agreement ("Initial Response"). Thereafter, independent legal counsel sent to WRIMCO a supplemental request letter for certain additional information, and WRIMCO provided additional information in response to this request letter. The Trustees also received reports prepared by an independent third party, Lipper Inc. ("Lipper"), relating to each Fund's performance and expenses compared to the performance of the universe of comparable mutual funds selected by Lipper (the "Performance Universe") and to the expenses of a peer group of comparable funds selected by Lipper (the "Peer Group"), respectively. Further, the Trustees received a written evaluation from the fee consultant. At their meeting, the Trustees received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, "W&R") to each Fund. In connection with its deliberations, the Trustees also considered the broad range of information relevant to the Trustees' consideration of the continuance of the Management Agreement with respect to each Fund that is provided by W&R to the Trustees (including its various standing committees) at meetings throughout the year.

Nature, Extent and Quality of Services Provided to the Funds

The Trustees considered the nature, extent and quality of the services provided to each Fund pursuant to the Management Agreement.

The Trustees considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including but not limited to fund accounting and administration and assistance in meeting legal and regulatory requirements. The Trustees also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for each Fund and, as applicable, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by each Fund and the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Trustees considered the information provided by WRIMCO regarding its compliance program and compliance matters, if any, over the past year. The Trustees also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Trustees considered each Fund's performance, both on an absolute basis and in relation to the performance of its Performance Universe. The Trustees factored into its evaluation of each Fund's performance the limitations inherent in the methodology for constructing a peer group and determining which investment companies should be included in a peer group. Each Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable. In this regard, the Trustees noted that performance, especially short-term performance, is only one of factors that it deems relevant to its consideration of the continuance of the Management Agreement and that, after considering all relevant factors, it may be appropriate to approve the continuance of the Management Agreement with respect to a Fund notwithstanding the Fund's performance.

The Trustees considered the management fees and total expenses of each Fund and also considered each Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of its Peer Group. The Trustees' review also included consideration of each Fund's management fees at various asset levels in relation to the management fees at those asset levels of funds within a peer group of comparable mutual funds selected by and as shown in the reports from Lipper ("Lipper Group"). They also considered each Fund's non-management fees in relation to the non-management fees of its Peer Group, the amount of assets in each Fund, each Fund's average account size and how those factors affect the Funds' expense ratios. In addition, the Trustees considered, for each Fund, the management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund ("Similar Funds"). The Trustees also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective (or objectives) and similar investment policies and strategies as the Fund (each of such accounts, an "Other Account").

Additional Considerations with Respect to Each Fund

Waddell & Reed Advisors Accumulative Fund

The Trustees considered that Waddell & Reed Advisors Accumulative Fund's total return performance was lower than the Performance Universe median and the Lipper index for the three-, five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, stock selection had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2014, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the three-year and longer periods ended March 31, 2014, the Fund's performance relative to its Performance Universe appeared to be improving.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were lower than the Peer Group medians. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that there are no Other Accounts or Similar Funds managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund.

Waddell & Reed Advisors Asset Strategy Fund

The Trustees considered that Waddell & Reed Advisors Asset Strategy Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Continental Income Fund

The Trustees considered that Waddell & Reed Advisors Continental Income Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group medians. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were higher than, and at other asset levels were lower than, the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that the Similar Funds' advisory fees were higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Core Investment Fund

The Trustees considered that Waddell & Reed Advisors Core Investment Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group medians. They considered that the Fund's non-management fee expenses were lower than the Peer Group median on an unadjusted basis and when adjusted for the Fund's smaller average account size. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that the Similar Funds' advisory fees were higher for certain asset levels, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Dividend Opportunities Fund

The Trustees considered that Waddell & Reed Advisors Dividend Opportunities Fund's total return performance was lower than the Performance Universe median and the Lipper index for the three-, five-, and seven-year periods, was higher than the Performance Universe median for the one-year period, was equal to the Performance Universe median for the ten-year period, and was higher than the Lipper Index for the one- and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response. They further considered the year-to-date performance information through June 12, 2014, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the three-year and longer periods ended March 31, 2014, the Fund's performance relative to its Performance Universe appeared to be improving. In addition, the Trustees considered the change in the Fund's portfolio manager in 2013.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Energy Fund

The Trustees considered that Waddell & Reed Advisors Energy Fund's total return performance was higher than the Performance Universe median for the one-, three-, and seven-year periods, was equal to the Performance Universe median for the five-year period, and was higher than the Lipper index for the one-, five-, and seven-year periods for which information was provided, since the Fund did not have a ten-year performance record as of March 31, 2014.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was equal to the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were equal to the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were equal to the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors International Growth Fund

The Trustees considered that Waddell & Reed Advisors International Growth Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and expense ratio were lower than the Peer Group medians. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level and was lower for another asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors New Concepts Fund

The Trustees considered that Waddell & Reed Advisors New Concepts Fund's total return performance was higher than the Performance Universe median and the Lipper index for the five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, stock selection had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2014, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the one- and three-year periods ended March 31, 2014, the Fund's performance relative to its Performance Universe was good for the five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group medians. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at certain asset levels were higher than, and at other asset levels were lower than, the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Science and Technology Fund

The Trustees considered that Waddell & Reed Advisors Science and Technology Fund's total return performance was higher than the Performance Universe median and the Lipper index for the one-, three-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was higher than the Peer Group median but that the Fund's overall expense ratio was lower than the Peer Group median. They considered that the Fund's non-management fee expenses were lower than the Peer Group median on an unadjusted basis and when adjusted for the Fund's smaller average account size. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were higher than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Small Cap Fund

The Trustees considered that Waddell & Reed Advisors Small Cap Fund's total return performance was higher than the Performance Universe median and the Lipper index for the five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, stock selection and the Fund's underweighting in the healthcare sector had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2014, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the one- and three-year periods ended March 31, 2014, the Fund's performance relative to its Performance Universe was good for the five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were higher than the Peer Group medians. They considered that the Fund's non-management fee expenses were higher than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's smaller average account size. They considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Tax-Managed Equity Fund

The Trustees considered that Waddell & Reed Advisors Tax-Managed Equity Fund's total return performance was higher than the Performance Universe median for the one-, three-, seven-, and ten-year periods and higher than the Lipper index for the seven- and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee and overall expense ratio were lower than the Peer Group medians. They considered that the Fund's non-management fee expenses were lower than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's smaller average account size. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that there was a Similar Fund had an advisory fee schedule that was the same as the Fund's advisory fee schedule and that there were no Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund. The Trustees considered the relevance of the fee information provided for the Similar Fund to evaluate the appropriateness and reasonableness of the Fund's management fee.

Waddell & Reed Advisors Value Fund

The Trustees considered that Waddell & Reed Advisors Value Fund's total return performance was higher than the Performance Universe median for the one-, five-, seven-, and ten-year periods, and higher than the Lipper index for the five-, seven-, and ten-year periods. They also considered the information provided by WRIMCO in its Initial Response explaining that, among other factors, the Fund's stock selection had adversely affected the Fund's performance over the three-year period. They further considered the year-to-date performance information through June 12, 2014, provided by WRIMCO in its Initial Response and noted that, despite the Fund's underperformance for the three-year period ended March 31, 2014, the Fund's performance relative to its Performance Universe appeared to be improving and was good for the one-, five-, seven-, and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median both on an unadjusted basis and when adjusted for the Fund's smaller average account size. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Waddell & Reed Advisors Vanguard Fund

The Trustees considered that Waddell & Reed Advisors Vanguard Fund's total return performance was higher than the Performance Universe median for the one-, three-, seven-, and ten-year periods, and higher than the Lipper index for the seven- and ten-year periods.

The Trustees considered the range and average of the management fees and expense ratios of the Peer Group. They considered that the Fund's management fee was lower than the Peer Group median and that the Fund's overall expense ratio was higher than the Peer Group median. They considered that the Fund's non-management fee expenses were higher than the Peer Group median on an unadjusted basis but that, when adjusted for the Fund's smaller average account size, the non-management fee expenses were lower than the Peer Group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the medians for its Lipper Group.

The Trustees also considered that the Similar Funds had advisory fee schedules that were the same as the Fund's advisory fee schedule, except that one Similar Fund's advisory fee was higher for one asset level, and that the Other Accounts had average advisory fees that were lower than the management fee of the Fund. The Trustees considered the relevance of the fee information provided for the Similar Funds and Other Accounts to evaluate the appropriateness and reasonableness of the Fund's management fee. The Trustees recognized that, among other factors, differences in fees paid by the Other Accounts were consistent with the additional management and other services provided by WRIMCO to the Fund.

Profitability and Economies of Scale

The Trustees also considered that the management fee structure of each Fund includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Trustees also considered the management fee rate reductions that became effective October 1, 2006, and remain in effect for Waddell & Reed Advisors Accumulative Fund, Waddell & Reed Advisors Asset Strategy Fund, Waddell & Reed Advisors Core Investment Fund, Waddell & Reed Advisors International Growth Fund, Waddell & Reed Advisors New Concepts Fund, Waddell & Reed Advisors Science and Technology Fund, Waddell & Reed Advisors Small Cap Fund, Waddell & Reed Advisors Value Fund, Waddell & Reed Advisors Vanguard Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for each of these Funds on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to each Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Trustees considered specific data as to WRIMCO's profit with respect to the Fund for a recent period. The Trustees also considered WRIMCO's methodology for determining this data. In addition, the Trustees considered the soft dollar arrangements with respect to Fund portfolio transactions.

In determining whether to approve the proposed continuance of the Management Agreement as to a Fund, the Trustees considered the best interests of the Fund, the reasonableness of the management fee paid to WRIMCO under the Management Agreement, and the overall fairness of the Management Agreement. The Trustees considered the following factors to be of primary importance to their approval of the continuance of the Management Agreement as to a Fund, without any one factor being dispositive:

• the performance of the Fund compared with the performance of its Performance Universe and with relevant indices;

• the Fund's investment management fees and total expenses compared with the management fees and total expenses of its Peer Group;

• the existence or appropriateness of breakpoints in the Fund's management fees;

- the Fund's investment management fees compared with the management fees of Similar Funds or Other Accounts managed by WRIMCO (or its affiliate), as applicable;

- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;

- the other benefits that accrue to WRIMCO as a result of its relationship with the Fund; and

- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, including the evaluation provided by the fee consultant, the Board determined that each Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement is in the best interests of the Fund. In reaching these determinations as to each Fund, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; except as described above, the performance of the Fund was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO is reasonable in light of comparative management fee information, the breakpoints in the management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund. In the case of certain Funds that underperformed their respective Performance Universe medians and Lipper indices for certain periods of time, based on the assessment and information WRIMCO provided, including as to relevant market conditions and/or remedial actions that WRIMCO had taken or planned to take, such response was satisfactory to the Board.

PROXY VOTING INFORMATION
Waddell & Reed Advisors Funds

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 800.777.6472 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how each Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION
Waddell & Reed Advisors Funds

Portfolio holdings can be found on the Trust's website at www.waddell.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:
Waddell & Reed Advisors Funds

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

The Waddell & Reed Advisors Funds Family

Global/International Funds

Waddell & Reed Advisors Global Growth Fund[1]

[1](formerly known as Waddell & Reed Advisors International Growth Fund)

Domestic Equity Funds

Waddell & Reed Advisors Accumulative Fund

Waddell & Reed Advisors Core Investment Fund

Waddell & Reed Advisors Dividend Opportunities Fund

Waddell & Reed Advisors New Concepts Fund

Waddell & Reed Advisors Small Cap Fund

Waddell & Reed Advisors Tax-Managed Equity Fund

Waddell & Reed Advisors Value Fund

Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds

Waddell & Reed Advisors Bond Fund

Waddell & Reed Advisors Global Bond Fund

Waddell & Reed Advisors Government Securities Fund

Waddell & Reed Advisors High Income Fund

Waddell & Reed Advisors Municipal Bond Fund

Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds

Waddell & Reed Advisors Cash Management

Specialty Funds

Waddell & Reed Advisors Asset Strategy Fund

Waddell & Reed Advisors Continental Income Fund

Waddell & Reed Advisors Energy Fund

Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus, or summary prospectus, carefully before investing.



WADDELL &REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

SEMIANN-WRA-EQ (12-14)



WADDELL
&REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

SEMIANN-WRA-EQ (12-14)